KONA GRILL®

Notice of 2009 Annual Meeting and Proxy Statement

2008 Annual Report

Dear Fellow Shareholders of Kona Grill:

I have been involved with Kona Grill since the very first restaurant was built in Scottsdale Arizona, and I am pleased with the continued progress we are making towards becoming the premier restaurant chain in the United States. As always, we carefully make decisions based upon the data available to us and in a manner that we believe would be most beneficial to all shareholders. In our business, this is referred to as "eating what you cook."

2008 was a very challenging year on many fronts. Having the best performing stock in the restaurant industry during 2007, we were prematurely congratulated for our brilliance. This past year, however, we were criticized as the stock dropped precipitously into the low single digits. I can personally assure you that we are not as smart as those might have thought we were at the top, but nor are we as dumb as those might think we are at the bottom. Stepping back and looking at the facts, please be assured that this entire management team is working hard to build shareholder value.

Starting at the top. Management strongly believes in investing money within the restaurants and not spending it at the corporate headquarters. This does not mean we lack a commitment to infrastructure; in fact, we have systems in place that many of our bigger competitors have not implemented. These include software programs, management systems, and personnel methods. We do not fly first class, stay in fancy hotels, or get driven in chauffeured cars. We are confident that our G&A is the lowest in our restaurant segment at our stage of development and consider this critical to long-term wealth creation. In fact, if anyone can find a restaurant chain that runs a leaner office expense than Kona Grill, we will gladly use them as a bench mark. Imagine if we were to spend an incremental $3 million annually on G&A, which equates to $30 million over the next ten years. Assuming we could achieve a 40% return on that money, our savings would be $15 million annually by the tenth year.

In 2008, we opened three new restaurants: Gilbert and Phoenix, Arizona; and West Palm Beach, Florida. At maturity, we believe our concept has the potential to have in excess of 100 restaurants. As of this letter, we have successfully opened Richmond Virginia, and have three more restaurants under development: Woodbridge, New Jersey; Eden Prairie, Minnesota; and Tampa, Florida, which will bring our year-end 2009 restaurant portfolio to 24 units.

We differentiate ourselves from other traditional upscale casual dining establishments in several ways. First and foremost, our menu is distinct. We offer a variety of innovative dishes featuring traditional American fare, as well as a selection of entrees and appetizers with an Asian influence. There is no pre-made commissary food, we prepare it all ourselves at our restaurants. We also feature an award-winning selection of fresh sushi made by our talented sushi chefs. Our fine food is further complemented by a friendly bar with an active happy hour. Pair all of this with attractive price points, attentive staff and a beautiful physical facility, we think we developed a recipe for success.

Thankfully, we have a seasoned executive and field management team with significant experience in developing and operating restaurants in a variety of geographic markets. We are excited to have promoted Mark Bartholomay to Interim Chief Operating Officer, and he has excelled in the short time he has been in his new position. Mark managed operations in both international and US markets with two other public restaurant companies during their growth periods. In addition, our management team will be driving many exciting new initiatives this year: menu changes, recruitment and training methodology shifts, along with the implementation of greatly enhanced communication systems. We are also significantly investing in and enhancing our marketing efforts with the new signature tagline: "EAST MEETS WEST. THEY PARTY."

Of course, the rubber meets the road in the numbers, and in this regard we have many areas in which to be proud of 2008. Our sales per square foot of $642 and restaurant operating profit margins of 17.4% are in the upper quartile of the industry, while our comparable base restaurants delivered over 40% annualized cash on cash return last year. And although we are committed to completing the construction of our lease obligations, we will proceed cautiously before we commit to new projects, as we await the stabilization of both the credit and the real estate markets.

Changes to Kona Grill's Board
The composition of our board will change in 2009 as Kent Carlson resigned late last year and will be missed. Unfortunately, his bank employer asked him to resign his board seat as we pursued an equipment lease with them, and we consequently lost a valuable member.

In selecting a new director, we are guided by the criteria of seeking individuals who are owner-oriented, business-savvy, independent, and shareholder orientated. Many directors are deemed independent by various authorities and observers, but they are far from it. Your directors serve Kona Grill thinking like owners. The range of pay for directors can vary in the United States, and the compensation can be extraordinary from $150,000 to $200,000 or more a year, excluding perks. Our directors serve not to pay their bills or create a retirement nest egg, but to guide us in our pursuit of creating long-term shareholder value. At $15,000 to $25,000 (dependent upon committee assignments) a year, they still need to retain their full time position. Interestingly it is easier to behave in this manner when the board collectively owns a significant stake in the Company. We will fill the vacant seat, and in the process, hope to be as successful in the future as we have in the past in finding quality directors.

The Kona Grill team, from management to our wait staff, is excited about our future and eager to continue our success. Together, with your support and encouragement, I know we can deliver solid returns to our shareholders. Thank you for your interest in our Company.

Sincerely,



Marcus Jundt
Chairman of the Board and Chief Executive Officer

KONA GRILL, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
April 30, 2009

The Annual Meeting of Stockholders of Kona Grill, Inc., a Delaware corporation, will be held at 2:00 p.m., on Thursday, April 30, 2009, at the offices of Greenberg Traurig, LLP, 2375 East Camelback Road, Suite 700, Phoenix, Arizona, for the following purposes:

1. To elect one Class I director nominated by us to serve for a three-year term expiring in 2012.
2. To approve an amendment of our 2005 Stock Award Plan to increase the number of shares of common stock reserved for issuance under the plan by 375,000 shares.
3. To approve the Rights Agreement dated as of May 27, 2008, between us and Continental Stock Transfer & Trust Company.
4. To transact such other business as may properly come before the meeting or any adjournment thereof.

These items of business are more fully described in the proxy statement accompanying this notice.

Only stockholders of record at the close of business on March 3, 2009 are entitled to notice of and to vote at the meeting.

Notice of Internet Availability of Proxy Materials:

In accordance with rules and regulations adopted by the Securities and Exchange Commission, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a printed copy of the proxy materials, including our annual report to stockholders. The Notice of Internet Availability of Proxy Materials contains instructions on how to access this proxy statement and our annual report and vote online. If you received the notice by mail, you will not automatically receive a printed copy of our proxy materials or annual report. Instead, the notice instructs you how to access and review all of the important information contained in the proxy materials. The notice also instructs you how to submit your proxy on the Internet or by telephone. If you received the notice by mail and would like to receive paper copies of our stockholder materials, you should follow the instructions for requesting such materials included in the notice.

All stockholders are cordially invited to attend the meeting and vote in person. To assure your representation at the meeting, however, you are urged to vote by proxy as soon as possible over the Internet or by phone as instructed in the Notice of Internet Availability of Proxy Materials or, if you receive paper copies of the proxy materials by mail, you can also vote by mail by following the instructions on the proxy card. You may vote in person at the meeting even if you have previously returned a proxy.

Sincerely,

Mark S. Robinow
Executive Vice President, Chief Financial Officer, and Secretary

Scottsdale, Arizona
March 13, 2009

KONA GRILL, INC.

7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251

PROXY STATEMENT

VOTING AND OTHER MATTERS

General

The enclosed proxy is solicited on behalf of Kona Grill, Inc., a Delaware corporation, by our Board of Directors for use at our Annual Meeting of Stockholders to be held at 2:00 p.m. on Thursday, April 30, 2009, or at any adjournment thereof, for the purposes set forth in this proxy statement and in the accompanying notice. The meeting will be held at the offices of Greenberg Traurig, LLP, at 2375 East Camelback Road, Suite 700, Phoenix, Arizona, 85016.

These proxy solicitation materials were first mailed on or about March 20, 2009 to all stockholders entitled to vote at the meeting.

Voting Securities and Voting Rights

Stockholders of record at the close of business on March 3, 2009, are entitled to notice of and to vote at the meeting. On the record date, there were 6,511,991 shares of our common stock outstanding. Each holder of common stock voting at the meeting, either in person or by proxy, may cast one vote per share of common stock held on all matters to be voted on at the meeting.

The presence, in person or by proxy, of the holders of a majority of the total number of shares of common stock entitled to vote constitutes a quorum for the transaction of business at the meeting. Assuming that a quorum is present, a plurality of the votes properly cast in person or by proxy will be required to elect the director candidate nominated by us; and the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote is required (1) to approve the amendment to our 2005 Stock Award Plan, and (2) to approve the Rights Agreement dated as of May 27, 2008, between us and Continental Stock Transfer & Trust Company.

Votes cast by proxy or in person at the meeting will be tabulated by the election inspectors appointed for the meeting who will determine whether a quorum is present. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

Voting of Proxies

When a proxy is properly executed and returned, the shares it represents will be voted at the meeting as directed. If no specification is indicated, the shares will be voted (1) "for" the election of the nominee set forth in this proxy statement, (2) "for" the approval of the amendment to our 2005 Stock Award Plan, and (3) "for" the approval of the Rights Agreement.

Revocability of Proxies

Any person giving a proxy may revoke the proxy at any time before its use by delivering to us either a written notice of revocation or a duly executed proxy bearing a later date or by attending the meeting and voting in person.

Solicitation

We will bear the cost of this solicitation. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of shares for reasonable expenses incurred in forwarding solicitation materials to such beneficial owners. Proxies also may be solicited by certain of our directors and officers, personally or by telephone or e-mail, without additional compensation.

Annual Report and Other Matters

Our 2008 Annual Report on Form 10-K, which was made available to stockholders with or preceding this proxy statement, contains financial and other information about our company, but is not incorporated into this proxy statement and is not to be considered a part of these proxy soliciting materials or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The information contained in the "Compensation Committee Report on Executive Compensation" and "Report of the Audit Committee" shall not be deemed "filed" with the Securities and Exchange Commission, or the SEC, or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934.

We will provide, without charge, a printed copy of our Annual Report on Form 10-K for the year ended December 31, 2008 as filed with the SEC to each stockholder of record as of the record date that requests a copy in writing. Any exhibits listed in the Form 10-K report also will be furnished upon request at the actual expense we incur in furnishing such exhibit. Any such requests should be directed to our company's secretary at our executive offices set forth in this proxy statement.

ELECTION OF DIRECTORS

Nominees

Our certificate of incorporation and bylaws provide that the number of directors shall be fixed from time to time by resolution of our Board of Directors. Our certificate of incorporation and bylaws provide for a Board of Directors consisting of three classes, with one class standing for election each year for a three-year staggered term. Mr. Marcus E. Jundt serves as our Class I director whose term of office will expire at the annual meeting. Our Board of Directors has nominated Mr. Marcus E. Jundt for election as our Class I director for a three-year term expiring in 2012. In the event that Mr. Jundt is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for any nominee designated by our current Board of Directors to fill the vacancy. It is not expected that Mr. Jundt will be unable or will decline to serve as a director.

The Board of Directors recommends a vote "for" the nominee named herein.

The following table sets forth certain information regarding our directors:

Name	Age	Position
Marcus E. Jundt	43	Chairman of the Board, President, and Chief Executive Officer
Richard J. Hauser	47	Director
Douglas G. Hipskind	40	Director
W. Kirk Patterson (1)(2)(3)	51	Director
Anthony L. Winczewski (2)(3)	53	Director
Mark A. Zesbaugh (1)	44	Director

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating Committee

Marcus E. Jundt has served as our President and Chief Executive Officer since July 2006, as Chairman of the Board since March 2004, and as a director of our company since September 2000. Prior to joining our company, Mr. Jundt served as Vice Chairman and President of the investment advisory firm of Jundt Associates, Inc. During November 2007, a receiver was appointed to administer the assets of Jundt Associates, Inc. From November 1988 to March 1992, Mr. Jundt served as a research analyst for Victoria Investors covering the technology, health care, financial services, and consumer industries. From July 1987 until October 1988, Mr. Jundt served in various capacities on the floor of the Chicago Mercantile Exchange with Cargill Investor Services. Mr. Jundt also serves as a director of Acuo Technologies and Spineology, both private companies.

Richard J. Hauser has served as a director of our company since December 2004. Mr. Hauser serves as the President and owner of Capital Real Estate, Inc., a commercial real estate development company based in Minneapolis, Minnesota, which he founded in 2001. In addition, Mr. Hauser is the Manager and owner of Net Lease Development, LLC, which is a controlled operating company under Capital Real Estate, Inc., as well as a member and managing partner of several other partnerships formed for real estate and related ventures. Prior to founding Capital Real Estate, Inc. and Net Lease Development, LLC, Mr. Hauser served as a partner with Reliance Development Company, LLC from 1992 to 2001, where he was responsible for the management, development, and sale of retail properties.

Douglas G. Hipskind has served as a director of our company since November 2003. Mr. Hipskind serves as a Partner of Black Diamond Resorts, a hotel development company engaged in designing and developing the Four Seasons Resort in Vail, Colorado. Mr. Hipskind also served as a Managing Director of Jundt Associates, Inc. from January 2001 to November 2006. From August 1999 to January 2001 he served as Controller of Jundt Associates, Inc. From December 1993 to August 1999, Mr. Hipskind served in the Financial Services practice of KPMG LLP, where he was responsible for tax and consulting matters for his mutual fund and investment partnership clients. Mr. Hipskind is a Certified Public Accountant (inactive license holder).

W. Kirk Patterson has served as a director of our company since January 2005. Mr. Patterson currently serves as the Senior Vice President and Chief Financial Officer of Entorian Technologies Inc., a provider of high-density memory solutions. From July 2003 to November 2003, Mr. Patterson served as Acting Chief Financial Officer, Vice President of Finance, and Corporate Controller of Cirrus Logic, Inc., a developer of mixed-signal integrated circuits. From February 2000 to November 2003, he served in a variety of roles at Cirrus Logic, including Vice President of Finance and Corporate Controller, Treasurer, and Director of Financial Planning and Analysis. From November 1999 to February 2000, Mr. Patterson served as Regional Manager of Accounting Services of PricewaterhouseCoopers LLP, a public accounting firm. From June 1980 to November 1999, Mr. Patterson served in several positions with BP Amoco Corporation, a provider of energy and petrochemicals, most recently as Manager, Planning and Economics, for the Amoco Energy Group North America.

Anthony L. Winczewski has served as a director of our company since April 2005. Mr. Winczewski has served as President and Chief Executive Officer of Commercial Partners Title, LLC, a midwestern title insurance agency engaged in providing commercial, residential, and tax deferred exchange solutions since January 1995. Prior to forming Commercial Partners in 1995, Mr. Winczewski served as a manager and sales officer for Chicago Title Insurance Company from May 1984 until January 1995. Mr. Winczewski served as a Vice President and Principal of Winona County Abstract and Title, Inc. from July 1975 until May 1984, and as a paralegal for Title Insurance Company of Minnesota from June 1974 until July 1975.

Mark A. Zesbaugh has served as a director of our company since October 2007. Mr. Zesbaugh is a strategic consultant and currently serves as the Chief Executive Officer of Lennox Holdings, a start-up reinsurance company. Mr. Zesbaugh also served as chief executive officer of Allianz Life Insurance Company of North America and has over 20 years of experience in the insurance industry. Mr. Zesbaugh is a Certified Public Accountant (inactive license holder) and a Chartered Financial Analyst. Mr. Zesbaugh also serves on the board of trustees for the University of St. Thomas, as well as the board of directors of Inside Edge Commercial Flooring and the Windsor Financial Group, both private companies.

There are no family relationships among any of our directors or executive officers.

Classification of our Board of Directors

Our certificate of incorporation provides for a Board of Directors consisting of three classes serving three-year staggered terms. Mr. Marcus E. Jundt serves as our Class I director, with the term of office of the Class I directors expiring at the annual meeting of stockholders in 2009. The Class II directors consist of Douglas G. Hipskind, Anthony L. Winczewski, and Mark A. Zesbaugh, with the term of office of the Class II directors expiring at the annual meeting of stockholders in 2010. Class III directors consist of Richard J. Hauser and W. Kirk Patterson, with the term of office of Class III directors expiring at the annual meeting of stockholders in 2011. Officers serve at the pleasure of the Board of Directors.

The Nominating Committee continues to review actively nominees for director to fill the Class III vacancy created by the resignation of Kent Carlson. The Nominating Committee identifies and evaluates nominees for our Board of Directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, which are described under "Information Relating to Corporate Governance and the Board of Directors -- The Nominating Committee."

Information Relating to Corporate Governance and the Board of Directors

Our Board of Directors has determined, after considering all the relevant facts and circumstances, that Messrs. Patterson, Winczewski, and Zesbaugh are independent directors, as "independence" is defined by NASDAQ and the SEC, because they have no relationship with us that would interfere with their exercise of independent judgment in carrying out their responsibilities as a director. Kent D. Carlson served as an independent director of our company and as a member of the Audit and Nominating Committees prior to his resignation in December 2008. As a result of Mr. Carlson's resignation, our company does not comply with NASDAQ's Marketplace Rule 4350, which requires companies to have a majority of independent directors as defined by the NASDAQ rules and requires a company's audit committee to have at least three independent directors. Consistent with NASDAQ Marketplace Rule 4350(c)(1) and Rule 4350(d)(4), NASDAQ has provided our company a cure period in order to regain compliance. Our company must evidence compliance no later than June 9, 2009, and we expect that we will be able to fill the vacancy within this cure period.

Our bylaws authorize our Board of Directors to appoint among its members one or more committees, each consisting of one or more directors. Our Board of Directors has established an Audit Committee, a Compensation Committee, and a Nominating Committee, each consisting entirely of independent directors. During 2008, the Board of Directors also appointed a Special Committee, comprised entirely of independent directors, to pursue various sources of external financing to supplement our operating cash flows and fund capital expenditure requirements. The Special Committee works closely with management and our outside professional advisors to identify, review, and oversee the structuring, negotiation, and execution of all reasonable alternatives in the best interest of our company and our stockholders.

Our Board of Directors has adopted charters for the Audit, Compensation, and Nominating Committees describing the authority and responsibilities delegated to each committee by our Board of Directors. Our Board of Directors has also adopted a Code of Business Conduct and Ethics, and a Code of Ethics for the CEO and Senior Financial Officers. We post on our website at *www.konagrill.com*, the charters of our Audit, Compensation, and Nominating Committees; our Code of Business Conduct and Ethics, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this proxy statement.

We regularly schedule executive sessions at which independent directors meet without the presence or participation of management.

Interested parties may communicate with our Board of Directors or specific members of our Board of Directors, including our independent directors and the members of our various board committees, by submitting a letter addressed to the Board of Directors of Kona Grill, Inc. c/o any specified individual director or directors at the address listed herein. Any such letters are sent to the indicated directors.

The Audit Committee

The purpose of the Audit Committee is to oversee the financial and reporting processes of our company and the audits of the financial statements of our company and to provide assistance to our Board of Directors with respect to the oversight of the integrity of the financial statements of our company, our company's compliance with legal and regulatory matters, the independent auditor's qualifications and independence, and the performance of our company's independent auditor. The primary responsibilities of the Audit Committee are set forth in its charter. The Audit Committee also selects the independent auditor to conduct the annual audit of the financial statements of our company; reviews the proposed scope of such audit; reviews accounting and financial controls of our company with the independent auditor and our financial accounting staff; and reviews and approves transactions between us and our directors, officers, and their affiliates.

The Audit Committee currently consists of Messrs. Patterson and Zesbaugh, each of whom is an independent director of our company under the NASDAQ rules as well as under rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002. The Board of Directors has determined that each of Messrs. Patterson and Zesbaugh (whose backgrounds are detailed above) qualifies as an "audit committee financial expert" in accordance with applicable rules and regulations of the SEC. Mr. Zesbaugh serves as the Chairman of the Audit Committee.

The Nominating Committee

The purpose of the Nominating Committee includes the selection or recommendation to the Board of Directors of nominees to stand for election as directors at each election of directors, the oversight of the selection and composition of committees of the Board of Directors, the oversight of the evaluations of the Board of Directors and management, and the development and recommendation to the Board of Directors of a set of corporate governance principles applicable to our company. The Nominating Committee currently consists of Messrs. Winczewski and Patterson, with Mr. Winczewski serving as Chairman.

The Nominating Committee will consider persons recommended by stockholders for inclusion as nominees for election to our Board of Directors if the names, biographical data, and qualifications of such persons are submitted in writing in a timely manner addressed and delivered to our company's secretary at the address listed herein. The Nominating Committee identifies and evaluates nominees for our Board of Directors, including nominees recommended by stockholders, based on numerous factors it considers appropriate, some of which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity, and the extent to which the nominee would fill a present need on our Board of Directors. As discussed above, the members of the Nominating Committee are independent, as that term is defined by NASDAQ.

The Compensation Committee

The purpose of the Compensation Committee includes determining, or recommending to our Board of Directors for determination, the compensation of the Chief Executive Officer and other executive officers of our company and discharging the responsibilities of our Board of Directors relating to compensation programs of our company. The Compensation Committee currently consists of Messrs. Patterson and Winczewski, with Mr. Patterson serving as Chairman.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2008, our Compensation Committee consisted of Messrs. Patterson and Winczewski, both non-employee directors (as defined in Rule 16b-3 under the Securities Exchange Act). None of these committee members had any contractual or other relationships with our company during such fiscal year.

Board and Committee Meetings

Our Board of Directors held a total of eight meetings during the year ended December 31, 2008. During the year ended December 31, 2008, the Audit Committee held five meetings, the Compensation Committee held four meetings, and the Nominating Committee held two meetings. No director attended fewer than 75% of the aggregate of (i) the total number of meetings of our Board of Directors, and (ii) the total number of meetings held by all Committees of our Board of Directors on which he was a member. We encourage each of our directors to attend our annual meeting of stockholders. Accordingly, and to the extent reasonably practicable, we regularly schedule a meeting of the Board of Directors on the same day as the annual meeting of stockholders. All of our directors then serving at the time attended our 2008 annual meeting of stockholders.

Director Compensation

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on our Board of Directors. In setting director compensation, we consider the amount of time that directors spend fulfilling their duties as a director, including committee assignments.

Cash Compensation Paid to Board Members

We paid each non-employee director of our company an annual cash retainer of $15,000 and the Chairman of the Audit Committee was paid an additional cash retainer of $5,000. Members of the Audit and Compensation Committees each receive an annual cash retainer of $3,000 for each committee on which they serve during the year. We also reimburse each non-employee director for travel and related expenses incurred in connection with attendance at board and committee meetings. Employees who also serve as directors receive no additional compensation for their services as a director.

Stock-Based Compensation

Non-employee directors also are eligible to receive grants of stock options or awards pursuant to the discretion of the Compensation Committee or the entire Board of Directors. Upon joining the Board of Directors, each new non-employee director is granted an option to purchase 10,000 shares of common stock at a price equal to the fair market value on the date of such member's first board meeting. Such option awards vest immediately. Each subsequent year, non-employee directors receive an annual stock option grant to purchase 4,000 shares of our common stock that vests 25% each quarter over a period of one year, while new non-employee directors receive a pro-rata portion of the annual stock option grant in their first full year of service.

The following table summarizes the compensation paid by us to non-employee directors during 2008.

Name (1)	Fees Earned or Paid in Cash ($)	Option Awards ($) (2)	Total ($)
Kent D. Carlson (3)	18,000	9,969	27,969
Richard J. Hauser	15,000	13,128	28,128
Douglas G. Hipskind	15,000	13,128	28,128
W. Kirk Patterson	21,000	13,128	34,128
Anthony L. Winczewski	18,000	13,128	31,128
Mark A. Zesbaugh (4)	20,000	2,943	22,943

(1) Directors who are also our employees receive no additional compensation for serving on the Board of Directors. The compensation of Marcus E. Jundt, our Chairman of the Board, President, and Chief Executive Officer, is reflected in the Summary Compensation Table.

(2) These amounts do not reflect amounts paid to or realized by the named individual during 2008. Instead, these amounts reflect the aggregate compensation cost for financial reporting purposes for the year ended December 31, 2008 in accordance with Statement of Financial Accounting Standard No. 123(R), *Share-Based Payment* ("SFAS 123R"). As of December 31, 2008, each director had the following number of options outstanding: Kent D. Carlson (13,750); Richard J. Hauser (21,800); Douglas G. Hipskind (25,000); W. Kirk Patterson (23,400); Anthony L. Winczewski (21,800); and Mark A. Zesbaugh (11,000).

(3) Mr. Carlson resigned from the Board of Directors during December 2008.

(4) Mr. Zesbaugh joined the Board of Directors during October 2007 and received a pro-rated grant of options for 2008.

REPORT OF THE AUDIT COMMITTEE

The following Audit Committee report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate this Audit Committee report by reference herein.

As more fully described in its charter, the purpose of the Audit Committee is to assist the oversight of our Board of Directors in the integrity of the financial statements of our company, our company's compliance with legal and regulatory matters, the independent auditor's qualifications and independence, and the performance of our company's independent auditor. The primary responsibilities of the committee include overseeing our company's accounting and financial reporting process and audits of the financial statements of our company on behalf of the Board of Directors.

As part of its oversight of our financial statements, the committee reviews and discusses with both management and our independent registered public accountants all annual and quarterly financial statements prior to their issuance. During 2008, management advised the committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the committee. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to U.S. Auditing Standards No. 380 (Communication with Audit Committees), including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The committee also discussed with Ernst & Young LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from Ernst & Young LLP to the committee pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the committee concerning independence. In addition, the committee discussed with the independent auditor the overall scope and plans for its audit. The committee met with the independent auditor, with and without management present, to discuss the results of the examinations, its evaluations of our company and the overall quality of the financial reporting.

Based on the reviews and discussions referred to above, the committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2008 for filing with the Securities and Exchange Commission.

The report has been furnished by the Audit Committee of the Board of Directors.

Mark A. Zesbaugh, Chairman
W. Kirk Patterson

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Philosophy and Objectives

The objective of our executive compensation program is to attract, retain, and reward executive officers who are critical to our long-term success. The executive compensation program of our company seeks to provide a level of compensation that is competitive with companies of similar size in the restaurant industry. We align executive officer compensation with both company performance and individual performance and provide incentives to motivate executive officers to achieve our business objectives. We compensate our senior management through a mix of compensation designed to be competitive within our industry and to align management's incentives with the long-term interests of our stockholders.

The Compensation Committee believes that executive compensation should be closely aligned with the performance of the company on both a short-term and a long-term basis. Our executive compensation is comprised of three principal components:

- Annual base salary;
- Performance-based incentive bonuses, which depend on our performance and individual performance; and
- Long-term incentive compensation in the form of stock options or other equity-based awards which are designed to align executive officers' interests with the long-term interest of our stockholders.

Determining Executive Compensation

Our compensation setting process consists of establishing targeted overall compensation for each executive officer and then allocating that compensation among base salary and incentive compensation. At the executive level, we design the incentive compensation to reward company-wide performance through tying awards primarily to specific operational metrics and financial performance. The Compensation Committee evaluates both performance and compensation to ensure that we maintain the ability to attract and retain employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies.

We compete with many restaurant companies for top executive-level talent. The committee obtains comparative data to assess competitiveness from a variety of resources. The committee reviewed proxy data obtained from Equilar, Inc., a market leader in benchmarking executive compensation, to review each element of total compensation for executive officers for similar sized restaurant companies in terms of market capitalization and revenue. The peer group companies consisted of Caribou Coffee, Granite City Food and Brewery, J. Alexander's, Morton's, and Nathan's Famous. The committee does not set a specific compensation percentile for our executive officers; instead the committee uses this information and the executive's level of responsibility and experience as well as the executive's success in achieving business results and leadership in determining the executive's compensation. The committee believes that this approach allows for the committee to take into consideration the executive's overall contribution to our company rather than relying solely on specific peer group targets.

A significant portion of total compensation is allocated to incentives as a result of the philosophy discussed above. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. The committee reviews data from Equilar, Inc. as well as other industry compensation surveys, SEC filings, and other publicly available sources to determine the appropriate level and mix of incentive compensation.

The responsibilities of the Compensation Committee include determining, or recommending to our Board of Directors for determination, the compensation of our executive officers and discharging the responsibilities of our Board of Directors relating to compensation programs of our company. The committee reviews base salary levels for executive officers of our company at the beginning of each year and recommends actual bonuses at the end of each year based upon our company and individual performance.

Elements of Executive Compensation

Base Salary

Base salaries for executive officers are generally reviewed on an annual basis and at the time of promotion or other change in responsibilities. We provide executive officers with a level of base salary that recognizes appropriately each individual officer's scope of responsibility, role in the organization, experience, and contributions to the success of our company. The Board of Directors reviews salaries recommended by the Compensation Committee. In formulating these recommendations, the committee considers the overall performance of our company, industry compensation benchmark data, and conducts an evaluation of individual officer performance. The committee makes, or recommends that the Board of Directors make, final determinations on any adjustments to the base salary for executive officers.

Annual Incentive Bonus

Annual bonuses are intended to provide incentive compensation to executive officers who contribute substantially to the success of our company. The granting of such awards is based upon the achievement of our company's performance objectives and pre-defined individual performance objectives. Company performance objectives are based upon achieving key financial metrics that the committee establishes early in each year. For 2008, the principal performance measures used to determine company performance objectives was based upon the degree of achievement of restaurant sales and operating income targets. Individual performance objectives are developed based upon personal, operational, and financial performance targets specific to the responsibilities of each executive officer and include elements designed to achieve our growth strategy such as new restaurant development, restaurant operating margins, and cost containment. Upon the close of each year, the committee conducts an assessment of individual performance achieved versus each individual's performance objectives. Simultaneously, the Board conducts an assessment of our company's overall performance, which includes the achievement of the performance objectives discussed above and other performance criteria. Performance targets are generally set at aggressive levels, which include the funding of any payout. No payout is made if the company's or an individual's performance targets are not achieved. The combination of these factors determines any incentive bonuses to be paid.

During January 2005, the committee approved a management bonus program pursuant to which our chief executive officer, chief operating officer, and chief financial officer are eligible to receive 50%, 40%, and 40% of his respective base salary upon successfully achieving certain specified goals as discussed above.

Long-Term Equity Compensation

Long-term performance-based compensation of executive officers has traditionally taken the form of stock option awards. We believe that equity ownership for all executive officers and for certain of our key employees is important for retention and to provide additional incentive to work to maximize long-term total return to stockholders. Stock option award levels are determined based on market data and vary among participants based on their positions within the company. Under our 2005 Stock Award Plan, the Board of Directors or a committee appointed by the Board is specified to act as the plan administrator. The Board has authorized the Compensation Committee to make recommendations to the Board regarding grants of options to executive officers of our company, and these recommendations are subject to ratification by the Board of Directors. In general, stock options are granted to our executive officers at the onset of employment. In establishing award levels, the committee bases the number of stock option awards to be granted on the target percentage of ownership of the recipient, assuming full dilution of outstanding stock option awards. The committee considers the target percentage of ownership of executive officers in our peer group in setting award levels for our executive officers. If, in the opinion of the committee, the outstanding service of an existing employee merits an increase in the number of options held, the committee may elect to issue additional stock options to that employee. We do not have any program or plan to time option grants to our executives in coordination with the release of material non-public information.

Stock options are granted at the closing market price of our common stock on the date of grant. Accordingly, a stock option becomes valuable only if the market price of our common stock increases above the option exercise price and the holder remains employed during the period of time that the option vests. In certain limited circumstances, the committee may grant options to an executive at an exercise price in excess of the closing price of our common stock on the grant date. The Board of Directors granted options to purchase a total of 20,000, 15,000, and 15,000 shares of common stock to each of Messrs. Jundt, Merritt, and Robinow, respectively, on February 7, 2008 related to their fiscal 2007 performance. These options were granted at an exercise price equal to the fair market value of our common stock as of the grant date. These grants were based upon past granting practices and each executive's individual performance and responsibilities. The options granted in 2008 to our executive officers vest at a rate of 25% per year.

Benefits

We offer various employee benefit programs to our executive officers, including medical, dental, life, and long-term disability insurance benefits. These benefits are generally available to all full-time salaried employees of our company. We also sponsor a tax-qualified 401(k) retirement savings plan pursuant to which eligible employees, including our named executive officers, are able to contribute the lesser of up to 50% of their annual salary or the limit prescribed by the Internal Revenue Service. We match 100% of the first 3% of salary contributed and 50% of the next 2% of salary contributed. All contributions to the 401(k) plan as well as any matching contributions are fully vested upon contribution. In addition, we sponsor an employee stock purchase plan pursuant to which eligible employees, including our named executive officers, are able to purchase our common stock at a five percent discount of the fair market value of our common stock on the last day of the applicable offering period. Eligible employees may purchase up to 15% of eligible earnings during each of the offering periods, subject to a maximum of $25,000 annually.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation in excess of $1.0 million paid to each of any publicly held corporation's chief executive officer and four other most highly compensated executive officers. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. We currently intend to continue to structure the performance-based portion of the compensation of our executive officers in a manner that complies with Section 162(m).

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Our Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

The Compensation Committee

W. Kirk Patterson, Chairman
Anthony L. Winczewski

Summary of Cash and Other Compensation

The table below summarizes the total compensation earned by each of our executive officers for the years ended December 31, 2008, 2007 and 2006.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
Marcus E. Jundt	2008	329,000	—	153,958	—	482,958
Chairman of the Board, President, and	2007	315,000	—	289,000	—	604,000
Chief Executive Officer (3)	2006	114,800	50,000	475,250	—	640,050
Mark S. Robinow	2008	261,000	—	53,594	—	314,594
Executive Vice President,	2007	250,000	23,475	40,875	—	314,350
Chief Financial Officer, and Secretary	2006	236,250	94,500	40,875	—	371,625
Mark L. Bartholomay	2008	188,700	29,000	83,854	—	301,554
Interim Chief Operating Officer and Senior Vice President of Development (4)						
Jason J. Merritt	2008	287,000	—	53,594	—	340,594
Executive Vice President and	2007	275,000	20,625	40,875	—	336,500
Chief Operating Officer (5)	2006	262,500	105,000	40,875	—	408,375

(1) The amounts reflect the dollar amount recognized for financial reporting purposes for the respective period in accordance with SFAS 123R of awards issued pursuant to the 2005 Stock Award Plan and includes amounts from awards granted in and prior to 2008. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these amounts for the years ended December 31, 2008 and 2007 are included in footnote 13 of our consolidated financial statements for the year ended December 31, 2008, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(2) Certain executive officers also received certain perquisites, the value of which did not exceed $10,000, which primarily consisted of 401(k) matching contributions and contributions to a health care savings account.

(3) Mr. Jundt was appointed as our President and Chief Executive Officer effective July 7, 2006 and served as our Interim President and Chief Executive Officer from January 31, 2006 through July 6, 2006. The amount shown for 2006 under "Salary" reflects a $7,500 per month salary effective May 2006 for duties performed as Interim President and Chief Executive Officer and a pro-rated portion of his $300,000 annual salary effective September 26, 2006 upon entering into an employment agreement with us. The amount shown for 2006 under "Bonus" reflects a pro-rated portion of bonus paid to Mr. Jundt in his capacity as President and Chief Executive Officer.

(4) Effective November 19, 2008, Mr. Bartholomay was appointed to serve as Interim Chief Operating Officer. As a result of Mr. Bartholomay's increase in responsibilities, we agreed to increase his annual salary to $261,000. The amounts reported in salary and bonus reflects the amounts paid to Mr. Bartholomay during 2008, including service prior to his appointment as Interim Chief Operating Officer. We have not entered into an employment agreement with Mr. Bartholomay.

(5) Effective November 19, 2008, Mr. Merritt resigned from the Company. Pursuant to Mr. Merritt's employment agreement, Mr. Merritt will be paid his base salary through January 18, 2009, and an aggregate amount of $287,000, to be paid in accordance with our ordinary payroll practices for a 12 month period thereafter. We will also provide Mr. Merritt medical insurance benefits for a period of 12 months.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth certain information with respect to stock options granted during the year ended December 31, 2008 to any of the individuals listed on the Summary Compensation Table above.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#) (1)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($) (2)
Marcus E. Jundt	02/07/08	20,000	11.72	74,000
Mark S. Robinow	02/07/08	15,000	11.72	55,000
Mark L. Bartholomay	01/24/08	10,000	11.79	37,000
Jason J. Merritt	02/07/08	15,000	11.72	55,000

(1) All listed stock options vest 25% each year over a four-year period and expire five years from the date of grant.

(2) Represents the calculated compensation cost for all option awards granted during 2008 to the executive officers named above as determined in accordance with SFAS 123R. We calculated the fair value of each award based upon the closing stock price on the date of grant.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2008

The following table includes certain information with respect to all options previously awarded to the executive officers named above that were outstanding as of December 31, 2008.

	Option Awards			
	Number of Securities Underlying Unexercised Options (#)			
Name	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
Marcus E. Jundt (1)	100,000	—	12.64	05/04/11
	75,000	25,000(a)	16.40	09/26/11
	—	20,000(b)	11.72	02/07/13
Mark S. Robinow(2)	18,750	6,250(a)	19.14	12/20/11
	—	15,000(b)	11.72	02/07/13
	71,089	—	5.00	10/18/14
Mark L. Bartholomay(3)	12,500	37,500(a)	18.08	07/24/12
	—	10,000(b)	11.79	01/24/13
Jason J. Merritt(4)	4,000(b)	—	5.00	09/01/09
	10,000(b)	—	7.50	03/15/10
	18,750(b)	6,250(a)	19.14	12/20/11
	1,000 (b)	—	7.50	12/12/12
	—	15,000(a)	11.72	02/07/13
	60,000(c)	—	6.00	10/01/13

(1) The vesting dates of options held by Mr. Jundt that were unexercisable as of December 31, 2008 are: (a) 25,000 options will vest on September 26, 2009 and (b) 5,000 options vested on February 7, 2009 and 5,000 options will vest on each of February 7, 2010, February 7, 2011, and February 7, 2012.

(2) The vesting dates of options held by Mr. Robinow that were unexercisable as of December 31, 2008 are: (a) 6,250 options will vest on December 20, 2009 and (b) 3,750 options vested on February 7, 2009 and 3,750 options will vest on each of February 7, 2010, February 7, 2011, and February 7, 2012.

(3) The vesting dates of options held by Mr. Bartholomay that were unexercisable as of December 31, 2008 are: (a) 12,500 options will vest on each of July 24, 2009, July 24, 2010, and July 24, 2011 and (b) 2,500 options vested on January 24, 2009 and 2,500 options will vest on each of January 24, 2010, January 24, 2011, and January 24, 2012.

(4) As a result of Mr. Merritt's resignation from the Company on November 19, 2008, the following will occur: (a) any unexercisable options were forfeited effective January 18, 2009; (b) the remainder of Mr. Merritt's options, with the exception of the 60,000 options with an original expiration date of October 1, 2013, will expire on April 19, 2009, if not exercised prior to that date and (c) 60,000 options will expire on January 18, 2010, if not exercised prior to that date.

Option Exercises and Stock Vested

There were no options exercised by the executive officers named above and no stock awards granted to such officers vested during 2008.

Employment Agreements

Marcus E. Jundt

Effective September 26, 2006, we entered into an employment agreement with Mr. Jundt to serve as our President and Chief Executive Officer. The agreement provides for Mr. Jundt to receive a base salary of $300,000 per annum, which is subject to review by the Board of Directors annually. In addition, Mr. Jundt received an option to purchase 100,000 shares of our common stock at an exercise price of $16.40 per share, which was equal to 110% of the closing price per share of our common stock on the date of grant.

The employment agreement provides for Mr. Jundt to receive his earned but unpaid compensation and a pro rata portion of his bonus earned for the applicable year through the date of termination of his employment by reason of death. If employment is terminated by us for "cause," or by Mr. Jundt without "good reason," each as defined in the agreement, Mr. Jundt is entitled to his earned but unpaid compensation and any accrued and vested payments he is entitled to receive under our benefit plans. If we terminate the employment of Mr. Jundt by reason of disability, the agreement provides for the payment of earned but unpaid compensation, a pro rata portion of his bonus through the date of termination of employment, and any payments or benefits that Mr. Jundt is entitled to receive under our benefit plans. If we terminate Mr. Jundt's employment without "cause," or if he terminates his employment for "good reason," as defined in the agreement, we will pay Mr. Jundt his earned but unpaid compensation and any payments or benefits he is entitled to receive under our benefit plans. In addition, we will continue to pay to Mr. Jundt his base salary for the 18-month period following the date of termination and a payment of 150% of the most recent incentive bonus actually paid. During the severance period, Mr. Jundt will be entitled to receive all medical and dental benefits otherwise available to him during his employment for a period of 18 months. If we terminate Mr. Jundt's employment without cause or in the event of a change in control, any unvested stock options issued in connection with the employment agreement shall vest immediately and become exercisable.

The following table shows the potential payments upon termination or a change of control for Marcus E. Jundt, our Chief Executive Officer.

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/31/08	Involuntary Not For Cause Termination on 12/31/08	For Cause Termination on 12/31/08	Involuntary for Good Reason Termination (Change-in-Control) on 12/31/08	Disability on 12/31/08	Death on 12/31/08
Compensation:						
Bonus	—	$ 75,000	—	$ 75,000	$ 164,500	$ 164,500
Stock Options	—	—	—	—	—	—
Benefits and Perquisites:						
Cash severance	—	$ 493,500	—	$ 493,500	$ 164,500	—
Health and welfare benefits	—	$ 5,000	—	$ 5,000	—	—

Mark S. Robinow

Effective October 15, 2004, we entered into an employment agreement with Mr. Robinow to serve as our Vice President and Chief Financial Officer. The agreement provides for Mr. Robinow to receive an annual base salary of $225,000, subject to review by the Board of Directors. During October 2004, we granted to Mr. Robinow options to purchase 71,089 shares of our common stock at an exercise price per share of $5.00. Mr. Robinow is entitled to receive all benefits, including health insurance, as offered to our other senior executive officers.

If we terminate Mr. Robinow's employment without cause, or if he terminates his employment for good reason, each as defined in the employment agreement, we will pay Mr. Robinow his fixed compensation and pro rata bonus through the date of termination of his employment, as well as a severance payment equal to 12 months of Mr. Robinow's base salary then in effect. In addition, the stock options that would have vested during the year in which such termination without cause occurs will vest and become exercisable. If we terminate Mr. Robinow's employment with cause, Mr. Robinow will receive his fixed compensation through the date of termination.

The following table shows the potential payments upon termination or a change of control for Mark S. Robinow, our Chief Financial Officer.

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/31/08	Involuntary Not For Cause Termination on 12/31/08	For Cause Termination on 12/31/08	Involuntary for Good Reason Termination (Change-in-Control) on 12/31/08	Disability on 12/31/08	Death on 12/31/08
Compensation:						
Bonus	—	$ 104,400	—	$ 104,400	—	—
Stock Options	—	—	—	—	—	—
Benefits and Perquisites:						
Cash severance	—	$ 261,000	—	$ 261,000	—	—
Health and welfare benefits	—	—	—	—	—	—

Jason J. Merritt

As a result of Mr. Merritt's resignation from the Company effective November 19, 2008, we will pay separation costs to Mr. Merritt in accordance with his employment agreement dated October 1, 2003. We paid Mr. Merritt his base salary through January 18, 2009, and will continue to pay Mr. Merritt an aggregate amount of his base salary of $287,000 during the 12-month period thereafter. Mr. Merritt is also entitled to receive medical benefits during the severance period. In addition, an option to purchase 60,000 shares of common stock will continue to be exercisable through January 18, 2010, the end of the severance period.

Potential Payments Upon Termination or Change of Control

The tables above reflect the amount of compensation for each of the named executive officers of our company in the event of termination of such executive's employment, except for Mr. Bartholomay who we have not entered into any employment agreement. The amount of compensation payable to each named executive officer upon voluntary termination, involuntary not for cause termination, for cause termination, termination following a change of control and in the event of disability or death of the executive is shown above. The amounts shown assume that such termination was effective as of December 31, 2008, except for Mr. Merritt whose compensation is based upon his resignation from the Company effective November 19, 2008, and thus includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. As the exercise price on unvested options held by our executive officers was higher than the closing price of our common stock on December 31, 2008, no value has been attributed to stock options in the tables above. The actual amounts to be paid out can only be determined at the time of such executive's separation from our company.

Post-Employment Compensation

Pension Benefits and Nonqualified Deferred Compensation

We do not offer a pension plan for any of our employees nor do we offer a nonqualified deferred compensation plan for any of our employees. Employees meeting certain plan eligibility requirements may participate in the Kona Grill Employee Retirement Savings Plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information with respect to our common stock that may be issued upon the exercise of stock options under our stock option plans, shares purchased under our Employee Stock Purchase Plan, and exercise of outstanding warrants as of December 31, 2008.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	824,056	$ 12.34	369,599 (1)
Equity Compensation Plans Not Approved by Stockholders (2)	200,000	$ 5.00	—
Total	1,024,056	$ 10.91	369,599

(1) Amount excludes the increase in securities to be approved by stockholders at the 2009 annual meeting of stockholders.

(2) Amount represents warrants issued to Messrs. Hauser and Jundt upon entering into a $3.0 million convertible subordinated promissory note and warrant purchase agreement during July 2004. The warrant expires on the earlier of July 30, 2009 or a qualified public offering of the Company's common stock of which the gross proceeds are at least $25.0 million at a per share price of not less than $35.00.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, officers, and persons that own more than 10% of a registered class of our company's equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% stockholders are required by SEC regulations to furnish our company with copies of all Section 16(a) forms they file.

Based solely upon our review of the copies of such forms received by us during the year ended December 31, 2008, and written representations that no other reports were required, we believe that each person who, at any time during such year, was a director, officer, or beneficial owner of more than 10% of our common stock complied with all Section 16(a) filing requirements during such year, except for Mr. Patterson who filed one late Form 4 relating to the grant of stock options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We recognize that transactions between us and any of our directors or executives can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of our company and stockholders. Therefore, as a general matter and in accordance with our Code of Business Conduct and Ethics, it is our preference to avoid such transactions. Nevertheless, we recognize that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of our company. Therefore, our Board of Directors reviews and, if appropriate, approves or ratifies any such transactions. Pursuant to the policy, the Board of Directors, or a designated committee, will review any transaction in which we are or will be a participant and the amount involved exceeds $120,000, and in which any of our directors or executives had, has, or will have a direct or indirect material interest. After its review, the Board of Directors or designated committee will only approve or ratify those transactions that are in, or are not inconsistent with, the best interests of our company and our stockholders, as determined in good faith.

During December 2008, we entered into a subscription agreement with James Richard Jundt for the purchase of $1,000,000 of our common stock which was subject to our company receiving a commitment from a third party lender of at least $3.0 million of new debt financing in the form of a line of credit, equipment financing, term loan, or other form of debt. James Richard Jundt is the father of Marcus E. Jundt. The transactions contemplated by the subscription agreement did not close and the subscription agreement was terminated on February 14, 2009 by mutual agreement of us and Mr. Jundt without any continuing obligations by either party.

During March 2009, we entered into a Note and Warrant Purchase Agreement with certain holders of our common stock whereby we sold $1.2 million aggregate principal amount of 10% unsecured subordinated notes and warrants to purchase shares of our common stock. The principal and accrued interest outstanding under the notes are due and payable upon the earlier of (1) September 2, 2009, or (ii) the closing of any offering of equity securities by us generating gross proceeds to us of at least $2.5 million. We sold notes and warrants to the following: (a) James Richard Jundt for $620,000 principal amount of notes and 62,000 warrant shares; (b) James Richard Jundt Irrevocable Trust – Mary Joann Jundt Trustee for $380,000 principal amount of notes and 38,000 warrant shares; (c) Mary Jane Hauser for $100,000 principal amount of notes and 10,000 warrant shares; and (d) BBS Capital Fund, LP for $100,000 principal amount of notes and 10,000 warrant shares. James Richard Jundt and Mary Joann Jundt are the parents of Marcus E. Jundt. Mary Jane Hauser is the spouse of Richard J. Hauser. BBS Capital Fund, LP beneficially owns 7.9% of our common stock.

Other than the foregoing, we did not enter into any transaction or series of similar transactions to which we were, or are to be, a party in which the amount involved exceeds $120,000, and in which any director, executive officer, or holder of more than 5% of any class of voting securities of our company and members of such person's family had, or will have, a direct or indirect material interest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock on March 3, 2009, except as indicated, by (1) each director and each named executive officer of our company, (2) all directors and executive officers of our company as a group, and (3) each person known by us to own more than 5% of our common stock.

Name of Beneficial Owner	Shares Beneficially Owned (1)	Percentage of Class (2)
Directors and Executive Officers:		
Marcus E. Jundt (3)	891,531	13.1%
Jason J. Merritt (4)	127,179	1.9%
Mark S. Robinow (5)	97,169	1.5%
Mark L. Bartholomay (6)	22,430	*
Kent D. Carlson (7)	13,750	*
Richard J. Hauser (8) (16)	558,232	8.4%
Douglas G. Hipskind (9)	25,000	*
W. Kirk Patterson (10)	23,400	*
Anthony L. Winczewski (11)	21,800	*
Mark A. Zesbaugh (12)	11,000	*
All directors and executive officers as a group (10 persons)	1,791,491	24.8%
5% Stockholders:		
William Blair & Company, L.L.C. (13)	881,201	13.5%
Mill Road Capital, L.P. (14)	648,171	10.0%
BBS Capital Fund, LP (15)	514,486	7.9%
James R. Jundt (16)	319,633	4.9%

* Less than 1%

(1) Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all common stock beneficially owned, subject to applicable community property law. Except as otherwise indicated, each person may be reached as follows: c/o Kona Grill, Inc., 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251.

(2) The percentages shown are calculated based upon 6,511,991 shares of common stock outstanding on March 3, 2009. The numbers and percentages shown include the shares of common stock actually owned as of March 3, 2009 and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of March 3, 2009 upon the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

(3) Mr. Marcus E. Jundt is the son of Mr. James R. Jundt. The number of shares of common stock beneficially owned by Mr. Jundt includes (a) 10,800 shares held in trust by his children, of which Mr. Marcus Jundt is not a trustee; (b) 100,000 shares of common stock issuable upon exercise of outstanding warrants held by Mr. Marcus Jundt; and (c) 180,000 shares of common stock issuable upon exercise of vested stock options. Of such shares, 600,731 shares have been pledged by Mr. Jundt as security for a loan. The number of shares of common stock beneficially owned by Mr. Jundt does not include 319,633 shares held by Mr. James R. Jundt.

(4) Includes 93,750 shares of common stock issuable upon exercise of vested stock options.

(5) Includes 93,589 shares of common stock issuable upon exercise of vested stock options.

(6) Includes 15,000 shares of common stock issuable upon exercise of vested stock options.

(7) Includes 13,750 shares of common stock issuable upon exercise of vested stock options.

(8) Mr. Hauser is a control person of Kona MN, LLC. The number of shares of common stock beneficially owned by Mr. Hauser includes (a) 182,304 shares of common stock held by his spouse; (b) 200,000 shares of common stock beneficially owned by Kona MN, LLC; (c) 100,000 shares of common stock issuable upon exercise of outstanding warrants held by Mr. Hauser; and (d) 21,800 shares of common stock issuable upon exercise of vested stock options. Of such shares, 200,000 shares have been pledged by Kona MN, LLC as security for a loan.

(9) Includes 25,000 shares of common stock issuable upon exercise of vested stock options.

(10) Includes 23,400 shares of common stock issuable upon exercise of vested stock options.

(11) Includes 21,800 shares of common stock issuable upon exercise of vested stock options.

(12) Includes 11,000 shares of common stock issuable upon exercise of vested stock options.

(13) Based on the statement on Schedule 13G (Amendment No. 2) filed with the Securities and Exchange Commission on January 12, 2009, William Blair & Company, L.L.C. has sole voting and dispositive power over all such shares of common stock. The address of William Blair & Company, L.L.C. is 222 W. Adams Street, Chicago, IL 60606.

(14) Based on the joint statement on Schedule 13D (Amendment No. 4) filed with the Securities and Exchange Commission on January 30, 2009, by the following (i) Thomas E. Lynch, (ii) Charles M.B. Goldman, (iii) Scott P. Scharfman, (iv) Mill Road Capital GP LLC, and (v) Mill Road Capital, L.P., each of Messrs. Lynch, Goldman, and Scharfman, as the management committee directors of the sole general partner of Mill Road Capital, L.P., has shared voting and dispositive power over all such shares of common stock. The address of Mill Road Capital, L.P. is Two Sound View Drive, Suite 300, Greenwich, CT 06830.

(15) Based on the statement on Schedule 13G filed with the Securities and Exchange Commission on January 9, 2009, by the following (i) BBS Capital Fund, LP, (ii) BBS Capital Management, LP, (iii) BBS Capital, LLC, and (iv) Berke Bakay, which together are referred to as the "BBS Management Group," the BBS Management Group has sole voting and dispositive power over all such shares of common stock. The address of BBS Management Group is 4975 Preston Park Boulevard, Suite 775W, Plano, TX 75093.

(16) Amounts for James R. Jundt and Richard Hauser exclude any shares that such persons have a right to subscribe for in our proposed rights offering. During March 2009, in connection with the $1.2 million private placement of notes and warrants, we agreed to commence a rights offering with targeted gross proceeds to us of at least $2.5 million pursuant to which each of our stockholders will have the right to purchase, at a per share subscription price to be determined by our Board of Directors (or a committee thereof) a number of shares of common stock for each share of common stock held as of the record date for the rights offering. The terms of the rights offering will provide that any shares of our common stock that are not subscribed for in the rights offering shall be offered to the investors of the notes on a pro rata basis based on the aggregate principal amount of notes outstanding and at the same subscription price as offered to the existing stockholders in the rights offering. As part of the note offering, we sold $1.0 million aggregate principal amount of notes to Mr. James R. Jundt and $100,000 aggregate principal amount of notes to Mr. Hauser's spouse. Because the subscription price of the rights offering has not yet been determined and the level of stockholder participation in the rights offering is unknown, the amount of additional shares of common stock that Messrs. Jundt and Hauser will have the right to acquire in connection with the rights offering (whether through their basic subscription rights or oversubscription rights) cannot be determined.

AUDITOR FEES AND SERVICES

The firm of Ernst & Young LLP, an independent registered public accounting firm, has audited the financial statements of our company for the years ended December 31, 2007 and 2008. Aggregate fees billed to our company for the years ended December 31, 2007 and 2008 by Ernst & Young LLP, are as follows:

	2007	2008
Audit Fees (1)	$ 238,600	$ 245,245
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$ 238,600	$ 245,245

(1) Represents fees associated with the annual audits, reviews of our quarterly reports on Form 10-Q, assistance with the review of documents filed with the SEC, and accounting consultations.

The Audit Committee has not yet met to select an independent auditor to audit the financial statements of our company for the fiscal year ending December 31, 2009. The Board of Directors anticipates that representatives of Ernst & Young LLP will be present at the annual meeting of stockholders, will have the opportunity to make a statement if they desire, and will be available to respond to appropriate questions.

Audit Committee Pre-Approval Policies

The charter of our Audit Committee provides that the duties and responsibilities of our Audit Committee include the approval in advance of any significant audit or non-audit engagement or relationship with the independent auditor, and other services permitted by law or applicable SEC regulations (including fee and cost ranges) to be performed by our independent auditor. All of the services provided by Ernst & Young LLP described above were approved by our Audit Committee pursuant to our Audit Committee's pre-approval policies.

PROPOSAL TO AMEND THE 2005 STOCK AWARD PLAN

Our Board of Directors has approved an amendment to the Kona Grill, Inc. 2005 Stock Award Plan, subject to approval by our stockholders, to increase the maximum number of shares of our common stock available for issuance in connection with awards under the 2005 Plan by 375,000 shares. **Our Board of Directors recommends a vote "for" the amendment to the 2005 Plan.** The full text of the amended and restated 2005 Plan is attached as Appendix A to this proxy statement. The amendment will be effective upon approval by our stockholders of the amendment to the 2005 Plan.

Reasons for the Proposed Amendment

The 2005 Plan is intended to attract, retain, and motivate key personnel. The 2005 Plan provides such individuals with an opportunity to acquire a proprietary interest in our company and thereby align their interests with the interests of our other stockholders and give them an additional incentive to use their best efforts for the long-term success of our company.

As of December 31, 2008, there were 18,621 shares of common stock remaining available for issuance under the 2005 Plan. Accordingly, during January 2009, our Board of Directors determined that an increase in the share limitation under the 2005 Plan was necessary (1) to reflect the growth of our company, and (2) to provide a sufficient number of shares to enable us to continue to attract, retain, and motivate key personnel by making additional grants under the 2005 Plan. If the amendment to the 2005 Plan is approved, the shares available for issuance under the 2005 Plan will increase to 393,621.

As of December 31, 2008, there were 685,885 shares authorized under the 2005 Plan of which 638,667 shares are reserved for issuance under outstanding awards, 28,597 shares had been issued upon exercise of options granted under the 2005 Plan, and 18,621 shares remain available for grant. The number of shares authorized for issuance under the 2005 Plan may increase by the following: (i) the number of shares with respect to which awards previously granted under the Kona Grill, Inc. 2002 Stock Plan (the "2002 Plan") that terminate without the issuance of the shares or where the shares are forfeited or repurchased; (ii) with respect to awards granted under the plans, the number of shares which are not issued as a result of the award being settled for cash or otherwise not issued in connection with the exercise or payment of the award; and (iii) the number of shares that are surrendered or withheld in payment of the exercise price of any award or any tax withholding requirements in connection with any award granted under the existing plans.

Reasons for and Effect of the Proposed Amendment

The Board of Directors believes that the approval of the proposed amendment to the 2005 Plan is necessary to achieve the purposes of the 2005 Plan and to promote the welfare of our company and our stockholders. During June 2005, the original share limitation (based on 250,000 shares plus additional "rollover" shares from the 2002 Plan) was established under the 2005 Plan. At that time, we had approximately 800 employees, approximately 2.8 million total outstanding shares, including convertible preferred stock and shares issuable under our convertible subordinated promissory note, and restaurant sales for the six months ended June 30, 2005 of approximately $16.9 million. During May 2007, stockholders approved an increase of the original share limitation by 175,000 shares. As of the record date, we had more than 1,900 employees, restaurant sales during 2008 of $75.8 million, and 21 restaurants. Looking toward the future, we have limited availability under the current share limitation for future grants to attract, retain, and motivate key personnel, accordingly, the need for an amendment to increase the limitation on the shares issuable under the 2005 Plan. The Board of Directors believes that the proposed amendment to the 2005 Plan will assist our company in attracting and retaining directors, officers, and key employees, and motivating such persons to exert their best efforts on behalf of our company. In addition, we expect that the proposed amendment will further strengthen the identity of interests of the directors, officers, and key employees with that of the stockholders.

Approval by Stockholders of the Proposed Amendment

Approval of the proposed amendment to our 2005 Plan will require the affirmative vote of the holders of a majority of the shares of our common stock present in person or by proxy and entitled to vote at the meeting. The amendment will be effective upon approval by our stockholders of the amendment to the 2005 Plan. In the event that the amendment to the 2005 Plan is not approved by our stockholders, the 2005 Plan will remain in effect as previously adopted and we will not have sufficient ability to grant options to retain, motivate, and attract new and existing directors, officers, and key employees. Any options outstanding under the 2005 Plan prior to the amendment will remain valid and unchanged.

PROPOSAL TO APPROVE THE RIGHTS AGREEMENT

The Company is currently a party to a Rights Agreement, dated as of May 27, 2008, with Continental Stock Transfer & Trust Company. Under the Rights Agreement, we declared a dividend distribution of one preferred share purchase right for each outstanding share of our common stock. Our Board of Directors has approved the Rights Agreement, subject to approval by our stockholders, to enable the Board of Directors to assure that our stockholders are able to realize the long-term value of an investment in our common stock. **Our Board of Directors recommends a vote "for" the approval of the Rights Agreement.** The full text of the Rights Agreement is attached as Appendix B to this proxy statement.

Reasons for the Rights Agreement

The Board of Directors believes that maintaining the Rights Agreement is an important tool with which it can protect stockholder value. The rights are intended to protect the stockholders of the Company in the event of an unfair or coercive offer to acquire our company and to provide the Board of Directors with adequate time to evaluate unsolicited offers. The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire our company without conditioning the offer on a substantial number of rights being acquired. The rights, however, should not inhibit any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of our company and its stockholders, as determined by the Board of Directors. The rights should also not interfere with any merger or other business combination approved by the Board of Directors.

Description of the Rights Agreement

The following is a summary of the material terms of the Rights Agreement. The statements below are only a summary, and are qualified in their entirety by reference to the full text of the Rights Agreement.

General

Under the terms of the Rights Agreement, each share of common stock outstanding has one right attached to it, so that the purchase of a share of common stock is also a purchase of the attached right. Each right entitles the registered holder to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $0.01 per share at an initial purchase price of $55.00 per one one-thousandth of a share, subject to adjustment. The description and terms of the rights are set forth in the Rights Agreement.

Exercisability and Termination

Initially, the rights will be attached to all common stock certificates, and no separate rights certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the rights will separate from the common stock and a "distribution date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person", as defined in the Rights Agreement, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in beneficial ownership by a person or group of 20% or more of the outstanding shares of common stock.

The rights are not exercisable until the distribution date and will expire on the earlier of May 28, 2011 or May 31, 2009, if our stockholders have not approved the adoption of the Rights Agreement by that date, unless the rights are earlier redeemed or exchanged by us. If the Rights Agreement is not approved by the stockholders, the rights will automatically terminate. If the Rights Agreement is approved by the stockholders at the 2009 Annual Meeting, then the Rights Agreement will continue in effect until May 28, 2011 at which time the Rights Agreement must again be approved by the stockholders of the Company at the 2011 Annual Meeting of Stockholders or the agreement will terminate.

Until the distribution date (or earlier expiration of the rights), the rights will be evidenced, with respect to common stock certificates outstanding at the May 28, 2008 record date, by such common stock certificates together with a copy of the summary of rights; new common stock certificates issued after the record date upon transfer or new issuances of common stock will contain a notation incorporating the Rights Agreement by reference. Until the distribution date (or earlier expiration of the rights), the surrender for transfer of any certificates for shares of common stock outstanding as of the record date, even without such notation, or a copy of the summary of rights, will also constitute the surrender for transfer of the rights associated with the shares of common stock represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and such separate right certificates alone will evidence the rights. In certain circumstances, the detachment of rights (and the issuance of separate right certificates) may be deferred by prior action of our Board of Directors.

Triggering Events and Adjustment

In the event that any person or group of affiliated or associated persons becomes an "acquiring person", each holder of a right, other than rights beneficially owned by the acquiring person (which will thereupon become void), will thereafter have the right to receive upon exercise of a right that number of shares of common stock having a market value of two times the exercise price of the right.

In the event that, after a person or group has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, proper provision is required to be made so that each holder of a right (other than rights beneficially owned by an acquiring person, which will have become void) will thereafter have the right to receive upon exercise of a right that number of shares of common stock of the person with whom we have engaged in the transaction (or its parent) having a market value (at the time of such transaction) of two times the exercise price of the right.

At any time after any person or group becomes an acquiring person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by the acquiring person of 50% or more of the outstanding shares of our common stock, our Board of Directors may exchange the rights (other than rights owned by such acquiring person, which will have become void), in whole or in part, for shares of common stock or preferred stock (or a series of our preferred stock having equivalent rights, preferences, and privileges), at an exchange ratio of one share of common stock, or a fractional share of preferred stock (or other preferred stock) equivalent in value thereto, per right.

Redemption of the Rights

At any time prior to the time an acquiring person becomes such, our Board of Directors may redeem the rights in whole, but not in part, at a price of $.001 per right, payable, at the option of the Company, in cash, shares of common stock, or such other form of consideration as our Board of Directors determines to be appropriate. The redemption of the rights may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Approval by Stockholders of the Rights Agreement

Approval of the Rights Agreement will require the affirmative vote of the holders of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote at the meeting. The expiration date for the Rights Agreement will be May 28, 2011 upon approval by our stockholders of the Rights Agreement. In the event that the Rights Agreement is not approved by our stockholders, the Rights Agreement will terminate on May 31, 2009.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS

Any stockholder that wishes to present any proposal for stockholder action at our annual meeting of stockholders to be held in 2010 must notify us at our principal offices no later than November 20, 2009 in order for the proposal to be included in our proxy statement and form of proxy relating to that meeting. Under our bylaws, stockholders must follow certain procedures to nominate persons for election as director or to introduce an item of business at an annual meeting of stockholders.

Pursuant to Rule 14a-4 under the Exchange Act, we intend to retain discretionary authority to vote proxies with respect to stockholder proposals for which the proponent does not seek inclusion of the proposed matter in our proxy statement for the annual meeting to be held during calendar 2010, except in circumstances where (i) we receive notice of the proposed matter no later than February 5, 2010 and (ii) the proponent complies with the other requirements set forth in Rule 14a-4.

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as our Board of Directors may recommend.

Dated: March 13, 2009

APPENDIX A

AMENDED AND RESTATED
KONA GRILL, INC.
2005 STOCK AWARD PLAN

1. Purpose. The purpose of this 2005 Stock Award Plan (the "Plan") is to assist Kona Grill, Inc., a Delaware corporation (the "Company") and its Related Entities in attracting, motivating, retaining, and rewarding high-quality Employees, officers, Directors, and Consultants by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company's stockholders, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value. The Plan is intended to qualify certain compensation awarded under the Plan for tax deductibility under Section 162(m) of the Code (as hereafter defined) to the extent deemed appropriate by the Committee (or any successor committee) of the Board.

2. Definitions. For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof.

(a) "2002 Plan" means the Company's 2002 Stock Plan.

(b) "Applicable Laws" means the requirements relating to the administration of equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, the rules and regulations of any stock exchange upon which the Common Stock is listed, and the applicable laws of any foreign country or jurisdiction where Awards are granted under the Plan.

(c) "Award" means any award granted pursuant to the terms of this Plan including, an Option, Stock Appreciation Right, Restricted Stock, Stock Units, Stock granted as a bonus or in lieu of another award, Dividend Equivalent, Other Stock-Based Award, or Performance Award, together with any other right or interest, granted to a Participant under the Plan.

(d) "Beneficiary" means the person, persons, trust, or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant's death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(b) hereof. If, upon a Participant's death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the person, persons, trust, or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(e) "Beneficial Owner," "Beneficially Owning," and "Beneficial Ownership" shall have the meanings ascribed to such terms in Rule 13d-3 under the Exchange Act and any successor to such Rule.

(f) "Board" means the Company's Board of Directors.

(g) "Cause" shall, with respect to any Participant, have the equivalent meaning (or the same meaning as "cause" or "for cause") set forth in any employment agreement between the Participant and the Company or a Related Entity or, in the absence of any such agreement, such term shall mean (i) the failure by the Participant to perform his or her duties as assigned by the Company (or a Related Entity) in a reasonable manner, (ii) any violation or breach by the Participant of his or her employment agreement with the Company (or a Related Entity), if any, (iii) any violation or breach by the Participant of his or her confidential information and invention assignment agreement with the Company (or a Related Entity), if any, (iv) any act by the Participant of dishonesty or bad faith with respect to the Company (or a Related Entity), (v) any material violation or breach by the Participant of the Company's or a Related Entity's policy for employee conduct, if any, (vi) any act by the Participant of dishonesty or bad faith with respect to the Company (or a Related Entity), (vii) use of alcohol, drugs, or other similar substances affecting the Participant's work performance, or (viii) the commission by the Participant of any act, misdemeanor, or crime reflecting unfavorably upon the Participant or the Company. The good faith determination by the Committee of whether the Participant's Continuous Service was terminated by the Company for "Cause" shall be final and binding for all purposes hereunder.

(h) "Change in Control" means and shall be deemed to have occurred on the earliest of the following dates:

(i) the date on which any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) obtains "beneficial ownership" (as defined in Rule 13d-3 of the Exchange Act) or a pecuniary interest in more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities ("Voting Stock");

(ii) the consummation of a merger, consolidation, reorganization, or similar transaction other than a transaction: (1) (a) in which substantially all of the holders of Company's Voting Stock hold or receive directly or indirectly fifty percent (50%) or more of the voting stock of the resulting entity or a parent company thereof, in substantially the same proportions as their ownership of the Company immediately prior to the transaction; or (2) in which the holders of Company's capital stock immediately before such transaction will, immediately after such transaction, hold as a group on a fully diluted basis the ability to elect at least a majority of the directors of the surviving corporation (or a parent company);

(iii) there is consummated a sale, lease, exclusive license, or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license, or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale, lease, license, or other disposition; or

(iv) individuals who, on the date this Plan is adopted by the Board, are Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Directors; provided, however, that if the appointment or election (or nomination for election) of any new Director was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

For purposes of determining whether a Change in Control has occurred, a transaction includes all transactions in a series of related transactions, and terms used in this definition but not defined are used as defined in the Plan. The term Change in Control shall not include a sale of assets, merger, or other transaction effected exclusively for the purpose of changing the domicile of the Company.

Notwithstanding the foregoing or any other provision of this Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement (it being understood, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply).

(i) "Code" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(j) "Committee" means a committee designated by the Board to administer the Plan with respect to at least a group of Employees, Directors, or Consultants.

(k) "Consultant" means any person (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(l) "Continuous Service" means uninterrupted provision of services to the Company as an Employee, a Director, or a Consultant. Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entities, or any successor entities, as either an Employee, a Director, or a Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity as either an Employee, a Director, or a Consultant (except as otherwise provided in the Option Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

(m) "Corporate Transaction" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale, lease, exclusive license, or other disposition of all or substantially all, as determined by the Board in its discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of more than twenty percent (20%) of the outstanding securities of the Company; or

(iii) a merger, consolidation, reorganization, or similar transaction, whether or not the Company is the surviving corporation.

(n) "Covered Employee" means an Eligible Person who is a Covered Employee as specified in Section 7(d) of the Plan.

(o) "Director" means a member of the Board or the board of directors of any Related Entity.

(p) "Disability" means a permanent and total disability (within the meaning of Section 22(e) of the Code), as determined by a medical doctor satisfactory to the Committee.

(q) "Dividend Equivalent" means a right, granted to a Participant under Section 6(g) hereof, to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments.

(r) "Effective Date" means the effective date of this Plan, which shall be the date this Plan is adopted by the Board, subject to the approval of the stockholders of the Company.

(s) "Eligible Person" means all Employees (including officers), Directors, and Consultants of the Company or of any Related Entity. The foregoing notwithstanding, only employees of the Company, the Parent, or any Subsidiary shall be Eligible Persons for purposes of receiving any Incentive Stock Options. An Employee on leave of absence may be considered as still in the employ of the Company or a Related Entity for purposes of eligibility for participation in the Plan.

(t) "Employee" means any person, including an officer or Director, who is an employee of the Company or any Related Entity. The Payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company.

(u) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(v) "Executive Officer" means an executive officer of the Company as defined under the Exchange Act.

(w) "Fair Market Value" means the fair market value of Stock, Awards, or other property as determined by the Plan Administrator, or under procedures established by the Plan Administrator. Unless otherwise determined by the Plan Administrator, the Fair Market Value of Stock as of any given date, after which the Stock is publicly traded on a stock exchange or market, shall be the closing sale price per share reported on a consolidated basis for stock listed on the principal stock exchange or market on which Stock is traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported.

(x) "Incentive Stock Option" means any Option intended to be designated as an incentive stock option within the meaning of Section 422 of the Code or any successor provision thereto.

(y) "Non-Employee Director" means a Director of the Company who is not an Employee.

(z) "Option" means a right granted to a Participant under Section 6(b) hereof, to purchase Stock or other Awards at a specified price during specified time periods.

(aa) "Other Stock-Based Awards" means Awards granted to a Participant pursuant to Section 6(h) hereof.

(bb) "Parent" means any corporation (other than the Company), whether now or hereafter existing, in an unbroken chain of corporations ending with the Company, if each of the corporations in the chain (other than the Company) owns stock possessing 50 percent or more of the combined voting power of all classes of stock in one of the other corporations in the chain.

(cc) "Participant" means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

(dd) "Performance Award" means a right, granted to an Eligible Person under Section 7 hereof, to receive Awards based upon performance criteria specified by the Plan Administrator.

(ee) "Person" has the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, and shall include a "group" as defined in Section 12(d) thereof.

(ff) "Plan Administrator" means the Board or any Committee delegated by the Board to administer the Plan.

(gg) "Related Entity" means any Parent, Subsidiary, and any business, corporation, partnership, limited liability company, or other entity in which the Company, a Parent, or a Subsidiary, directly or indirectly, holds a substantial ownership interest.

(hh) "Restricted Stock" means Stock granted to a Participant under Section 6(d) hereof, that is subject to certain restrictions and to a risk of forfeiture.

(ii) "Rule 16b-3" and "Rule 16a-1(c)(3)" means Rule 16b-3 and Rule 16a-1(c)(3), as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(jj) "Shares" means the shares of the Company's Common Stock, and the shares of such other securities as may be substituted (or resubstituted) for Stock pursuant to Section 10(c) hereof.

(kk) "Stock" means the Company's Common Stock, and such other securities as may be substituted (or resubstituted) for the Company's Common Stock pursuant to Section 10(c) hereof.

(ll) "Stock Appreciation Right" means a right granted to a Participant pursuant to Section 6(c) hereof.

(mm) "Stock Unit" means a right, granted to a Participant pursuant to Section 6(e) hereof, to receive Shares, cash or a combination thereof at the end of a specified period of time.

(nn) "Subsidiary" means any corporation (other than the Company), whether now or hereafter existing, in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

3. Administration.

(a) Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in Section 3(c).

(b) Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time which of the persons eligible under the Plan shall be granted Awards; when and how each Award shall be granted; what type or combination of types of Award shall be granted; the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Shares pursuant to an Award; and the number of Shares with respect to which an Award shall be granted to each such person.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend, and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission, or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iii) To amend the Plan or an Award as provided in Section 10(e).

(iv) To terminate or suspend the Plan as provided in Section 10(e).

(v) To effect, at any time and from time to time, with the consent of any adversely affected Participant, (1) the reduction of the exercise price of any outstanding Award under the Plan, if any, (2) the cancellation of any outstanding Award and the grant in substitution therefor of (A) a new Award under the Plan or another equity plan of the Company covering the same or a different number of Shares, (B) cash and/or (C) other valuable consideration (as determined by the Board, in its sole discretion), or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(vi) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

(c) Delegation to Committee.

(i) General. The Board may delegate administration of the Plan to a Committee or Committees of two (2) or more members of the Board, and the term "Committee" shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(ii) Section 162(m) and Rule 16b-3 Compliance. In the discretion of the Board, the Committee may consist solely of two or more "Outside Directors", in accordance with Section 162(m) of the Code, and/or solely of two or more "Non-Employee Directors", in accordance with Rule 16b-3. In addition, the Board or the Committee may delegate to a committee of two or more members of the Board the authority to grant Awards to eligible persons who are either (a) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Award, (b) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code, or (c) not then subject to Section 16 of the Exchange Act.

(d) Effect of Board's Decision. All determinations, interpretations, and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding, and conclusive on all persons.

(e) Arbitration. Any dispute or claim concerning any Award granted (or not granted) pursuant to the Plan or any disputes or claims relating to or arising out of the Plan shall be fully, finally, and exclusively resolved by binding and confidential arbitration conducted pursuant to the rules of Judicial Arbitration and Mediation Services, Inc. ("JAMS") in Phoenix, Arizona. The Company shall pay all arbitration fees. In addition to any other relief, the arbitrator may award to the prevailing party recovery of its attorneys' fees and costs. By accepting an Award, the Participant and the Company waive their respective rights to have any such disputes or claims tried by a judge or jury.

(f) Limitation of Liability. The Committee and the Board, and each member thereof, shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or Employee, the Company's independent auditors, Consultants or any other agents assisting in the administration of the Plan. Members of the Committee and the Board, and any officer or Employee acting at the direction or on behalf of the Plan Administrator, shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

4. Stock Subject to Plan.

(a) Limitation on Overall Number of Shares Subject to Awards. Subject to adjustment as provided in Section 10(c) hereof, the total number of Shares reserved and available for delivery in connection with Awards under the Plan shall be 800,000 (which reflects the effect of the Company's reverse stock split during August 2005). In addition, as of the date this Plan is first approved by the stockholders, any shares available in the reserve of the 2002 Plan shall be added to the Plan share reserve and be available for issuance under the Plan. Any Shares delivered under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

(b) Availability of Shares Not Delivered under Awards.

(i) If any Shares subject to an Award or subject to an award under the 2002 Plan are forfeited, expire or otherwise terminate without issuance of such Shares, or any Award is settled for cash or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, the Shares shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, again be available for Awards under the Plan, subject to Section 4(b)(iv) below.

(ii) If any Shares issued pursuant to an Award or an award under the 2002 Plan are forfeited back to or repurchased by the Company, including, but not limited to, any repurchase or forfeiture caused by the failure to meet a contingency or condition required for the vesting of such shares, then such forfeited or repurchased Shares shall revert to and again become available for issuance under the Plan, subject to Section 4(b)(iv) below.

(iii) In the event that any Option or other Award granted hereunder or under the 2002 Plan is exercised through the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, or withholding tax liabilities arising from such Option, other Award or other award are satisfied by the tendering of Shares (either actually or by attestation) or by the withholding of Shares by the Company, then only the net number of Shares actually issued to the Participant shall be counted as issued for purposes of determining the maximum number of Shares available for grant under the Plan, subject to Section 4(b)(iv) below.

(iv) Notwithstanding anything in this Section 4(b) to the contrary and solely for purposes of determining whether Shares are available for the grant of Incentive Stock Options, the maximum aggregate number of shares that may be granted under this Plan shall be determined without regard to any Shares restored pursuant to this Section 4(b) that, if taken into account, would cause the Plan, for purposes of the grant of Incentive Stock Options, to fail the requirement under Code Section 422 that the Plan designate a maximum aggregate number of shares that may be issued.

(c) Application of Limitations . The limitation contained in this Section 4 shall apply not only to Awards that are settled by the delivery of Shares but also to Awards relating to Shares but settled only in cash (such as cash-only Stock Appreciation Rights). The Plan Administrator may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of Shares actually delivered differs from the number of shares previously counted in connection with an Award.

5. Eligibility. Awards may be granted under the Plan only to Eligible Persons.

6. Terms of Awards.

(a) General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Plan Administrator may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 10(e)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Plan Administrator shall determine, including terms requiring forfeiture of Awards in the event of termination of Continuous Service by the Participant and terms permitting a Participant to make elections relating to his or her Award. The Plan Administrator shall retain full power and discretion to accelerate, waive, or modify, at any time, any term or condition of an Award that is not mandatory under the Plan.

(b) Options. The Plan Administrator is authorized to grant Options to Participants on the following terms and conditions:

(i) Stock Option Agreement. Each grant of an Option shall be evidenced by a Stock Option Agreement. Such Stock Option Agreement shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Plan Administrator deems appropriate for inclusion in a Stock Option Agreement. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical.

(ii) Number of Shares. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option and shall provide for the adjustment of such number in accordance with Section 10(c) hereof. The Stock Option Agreement shall also specify whether the Stock Option is an Incentive Stock Option or a Non-Qualified Stock Option.

(iii) Exercise Price.

(A) In General. Each Stock Option Agreement shall state the price at which Shares subject to the Option may be purchased (the "Exercise Price"), which shall be, with respect to Incentive Stock Options, not less than 100% of the Fair Market Value of the Stock on the date of grant. In the case of Non-Qualified Stock Options, the Exercise Price shall be determined in the sole discretion of the Plan Administrator.

(B) Ten Percent Stockholder. If a Participant owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Related Entity, any Incentive Stock Option granted to such Participant must have an Exercise Price per share of at least 110% of the Fair Market Value of a share of Stock on the date of grant.

(iv) Time and Method of Exercise. The Plan Administrator shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements). The Plan Administrator may also determine the time or times at which Options shall cease to be or become exercisable following termination of Continuous Service or upon other conditions. The Board or the Committee may determine the methods by which such exercise price may be paid or deemed to be paid (including, in the discretion of the Plan

Administrator, a cashless exercise procedure), the form of such payment, including, without limitation, cash, Stock, other Awards or awards granted under other plans of the Company or a Related Entity, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis), and the methods by or forms in which Stock will be delivered or deemed to be delivered to Participants.

(v) Incentive Stock Options. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options (including any Stock Appreciation Rights in tandem therewith) shall be interpreted, amended, or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any Incentive Stock Option under Section 422 of the Code, unless the Participant has consented in writing to the change that will result in such disqualification. If and to the extent required to comply with Section 422 of the Code, Options granted as Incentive Stock Options shall be subject to the following special terms and conditions:

(1) the Option shall not be exercisable more than ten years after the date such Incentive Stock Option is granted; provided, however, that if a Participant owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Parent Corporation and the Incentive Stock Option is granted to such Participant, the term of the Incentive Stock Option shall be (to the extent required by the Code at the time of the grant) for no more than five years from the date of grant; and

(2) If the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options granted under the Plan and all other option plans of the Company, its Parent or any Subsidiary are exercisable for the first time by a Participant during any calendar year exceeds $100,000, then such Participant's Incentive Stock Option(s) or portions thereof that exceed such $100,000 limit shall be treated as Nonstatutory Stock Options (in the reverse order in which they were granted, so that the last Incentive Stock Option will be the first treated as a Nonstatutory Stock Option). This paragraph shall only apply to the extent such limitation is applicable under the Code at the time of the grant.

(vi) Repurchase Rights. The Committee and the Board shall have the discretion to grant Options that are exercisable for unvested shares of Common Stock. Should the Participant's Continuous Service cease while holding such unvested shares, the Company shall have the right to repurchase any or all of those unvested shares, at either (a) the exercise price paid per share, (b) the fair market value, or (c) the lower of the exercise price paid per share and the fair market value. The terms upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the document evidencing such repurchase right.

(c) Stock Appreciation Rights. The Plan Administrator is authorized to grant Stock Appreciation Rights to Participants on the following terms and conditions:

(i) Right to Payment. A Stock Appreciation Right shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of stock on the date of exercise over (B) the grant price of the Stock Appreciation Right as determined by the Plan Administrator.

(ii) Other Terms. The Plan Administrator shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Stock Appreciation Rights shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Participants, whether or not a Stock Appreciation Right shall be in tandem or in combination with any other Award, and any other terms and conditions of any Stock Appreciation Right. Stock Appreciation Rights may be either freestanding or in tandem with other Awards.

(d) Restricted Stock. The Plan Administrator is authorized to grant Restricted Stock to Participants on the following terms and conditions:

(i) Grant and Restrictions. Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture, and other restrictions, if any, as the Plan Administrator may impose, or as otherwise provided in this Plan. The restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Plan Administrator may determine at the date of grant or thereafter. Except to the extent restricted under the terms of the Plan and any Award agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Plan Administrator). During the restricted period applicable to the Restricted Stock, subject to Section 10(b) below, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined, or otherwise encumbered by the Participant.

(ii) Forfeiture. Except as otherwise determined by the Plan Administrator at the time of the Award, upon termination of a Participant's Continuous Service during the applicable restriction period, the Participant's Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Company; provided that the Plan Administrator may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Plan Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii) Certificates for Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Plan Administrator shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Plan Administrator may require that such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, that the certificates be kept with an escrow agent and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv) Dividends and Splits. As a condition to the grant of an Award of Restricted Stock, the Plan Administrator may require that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock or applied to the purchase of additional Awards under the Plan. Unless otherwise determined by the Plan Administrator, Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

(e) Stock Units. The Plan Administrator is authorized to grant Stock Units to Participants, which are rights to receive Stock, cash, or a combination thereof at the end of a specified time period, subject to the following terms and conditions:

(i) Award and Restrictions. Satisfaction of an Award of Stock Units shall occur upon expiration of the time period specified for such Stock Units by the Plan Administrator (or, if permitted by the Plan Administrator, as elected by the Participant). In addition, Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Plan Administrator may impose, if any, which restrictions may lapse at the expiration of the time period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Plan Administrator may determine. Stock Units may be satisfied by delivery of Stock, cash equal to the Fair Market Value of the specified number of Shares covered by the Stock Units, or a combination thereof, as determined by the Plan Administrator at the date of grant or thereafter. Prior to satisfaction of an Award of Stock Units, an Award of Stock Units carries no voting or dividend or other rights associated with share ownership.

(ii) Forfeiture. Except as otherwise determined by the Plan Administrator, upon termination of a Participant's Continuous Service during the applicable time period thereof to which forfeiture conditions apply (as provided in the Award agreement evidencing the Stock Units), the Participant's Stock Units (other than those Stock Units subject to deferral at the election of the Participant) shall be forfeited; provided that the Plan Administrator may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Stock Units shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Plan Administrator may in other cases waive in whole or in part the forfeiture of Stock Units.

(iii) Dividend Equivalents. Unless otherwise determined by the Plan Administrator at date of grant, any Dividend Equivalents that are granted with respect to any Award of Stock Units shall be either (A) paid with respect to such Stock Units at the dividend payment date in cash or in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Stock Units and the amount or value thereof automatically deemed reinvested in additional Stock Units, other Awards or other investment vehicles, as the Plan Administrator shall determine or permit the Participant to elect.

(f) Bonus Stock and Awards in Lieu of Obligations. The Plan Administrator is authorized to grant Stock as a bonus, or to grant Stock or other Awards in lieu of Company obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, provided that, in the case of Participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Stock or other Awards are exempt from liability under Section 16(b) of the Exchange Act. Stock or Awards granted hereunder shall be subject to such other terms as shall be determined by the Plan Administrator.

(g) Dividend Equivalents. The Plan Administrator is authorized to grant Dividend Equivalents to a Participant entitling the Participant to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Plan Administrator may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Plan Administrator may specify.

(h) Other Stock-Based Awards. The Plan Administrator is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Plan Administrator to be consistent with the purposes of the Plan, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Plan Administrator, and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified Related Entities or business units. The Plan Administrator shall determine the terms and conditions of such Awards. Stock delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(h) shall be purchased for such consideration (including without limitation loans from the Company or a Related Entity), paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock, other Awards or other property, as the Plan Administrator shall determine. The Plan Administrator shall have the discretion to grant such other Awards which are exercisable for unvested shares of Common Stock. Should the Participant's Continuous Service cease while holding such unvested shares, the Company shall have the right to repurchase, at a price determined by the Administrator at the time of grant, any or all of those unvested shares. The terms upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the document evidencing such repurchase right. Cash awards, as an element of or supplement to any other Award under the Plan, may also be granted pursuant to this Section 6(h).

7. Performance Awards.

(a) Performance Conditions. The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Plan Administrator. The Plan Administrator may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions, except as limited under Section 7(b) hereof in the case of a Performance Award intended to qualify under Code Section 162(m). If and to the extent required under Code Section 162(m), any power or authority relating to a Performance Award intended to qualify under Code Section 162(m), shall be exercised by the Committee as the Plan Administrator and not the Board.

(b) Performance Awards Granted to Designated Covered Employees. If and to the extent that the Committee determines that a Performance Award to be granted to an Eligible Person who is designated by the Committee as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant, exercise, and/or settlement of such Performance Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 7(b).

(i) Performance Goals Generally. The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 7(b). Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain." The Committee may determine that such Performance Awards shall be granted, exercised, and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise, and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

(ii) Business Criteria. One or more of the following business criteria for the Company, on a consolidated basis, and/or specified Related Entities or business units of the Company (except with respect to the total stockholder return and earnings per share criteria), shall be used exclusively by the Committee in establishing performance goals for such Performance Awards: (1) total stockholder return; (2) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index; (3) net income; (4) pretax earnings; (5) earnings before interest expense, taxes, depreciation, and amortization; (6) pretax operating earnings [after interest expense and before bonuses and extraordinary or special items]; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating earnings; (13) cash flow from operations; and (14) ratio of debt to stockholders' equity.

(iii) Performance Period; Timing For Establishing Performance Goals. Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period of up to ten (10) years, as specified by the Committee. Performance goals shall be established not later than ninety (90) days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted for "performance-based compensation" under Code Section 162(m).

(iv) Performance Award Pool. The Committee may establish a Performance Award pool, which shall be an unfunded pool, for purposes of measuring Company performance in connection with Performance Awards. The amount of such Performance Award pool shall be based upon the achievement of a performance goal or goals based on one or more of the business criteria set forth in Section 7(b)(ii) hereof during the given performance period, as specified by the Committee in accordance with Section 7(b)(iii) hereof. The Committee may specify the amount of the Performance Award pool as a percentage of any of such business criteria, a percentage thereof in excess of a threshold amount, or as another amount which need not bear a strictly mathematical relationship to such business criteria.

(v) Settlement of Performance Awards; Other Terms. Settlement of such Performance Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards. The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of termination of Continuous Service by the Participant prior to the end of a performance period or settlement of Performance Awards.

(c) Written Determinations. All determinations by the Committee as to the establishment of performance goals, the amount of any Performance Award pool or potential individual Performance Awards and as to the achievement of performance goals relating to Performance Awards under Section 7(b), shall be made in writing in the case of any Award intended to qualify under Code Section 162(m). The Committee may not delegate any responsibility relating to such Performance Awards if and to the extent required to comply with Code Section 162(m).

(d) Status of Performance Awards Under Code Section 162(m). It is the intent of the Company that Performance Awards under this Section 7 hereof granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder shall, if so designated by the Committee, constitute "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, the terms of Sections 7(b), (c) and (d), including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Participant will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of Performance Awards, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan or any agreement relating to such Performance Awards does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

8. Certain Provisions Applicable to Awards or Sales.

(a) Stand-Alone, Additional, Tandem, and Substitute Awards. Awards granted under the Plan may, in the discretion of the Plan Administrator, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Related Entity, or any business entity to be acquired by the Company or a Related Entity, or any other right of a Participant to receive payment from the Company or any Related Entity. Such additional, tandem, and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award or award, the Plan Administrator shall require the surrender of such other Award or award in consideration for the grant of the new Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Related Entity.

(b) Form and Timing of Payment Under Awards; Deferrals. Subject to the terms of the Plan and any applicable Award agreement, payments to be made by the Company or a Related Entity upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Plan Administrator shall determine, including, without limitation, cash, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The settlement of any Award may be accelerated, and cash paid in lieu of Stock in connection with such settlement, in the discretion of the Plan Administrator or upon occurrence of one or more specified events (in addition to a Change in Control). Installment or deferred payments may be required by the Plan Administrator (subject to Section 10(g) of the Plan) or permitted at the election of the Participant on terms and conditions established by the Plan Administrator. Payments may include, without limitation, provisions for the payment or crediting of a reasonable interest rate on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Stock.

(c) Exemptions from Section 16(b) Liability. It is the intent of the Company that this Plan comply in all respects with applicable provisions of Rule 16b-3 or Rule 16a-1(c)(3) to the extent necessary to ensure that neither the grant of any Awards to nor other transaction by a Participant who is subject to Section 16 of the Exchange Act is subject to liability under Section 16(b) thereof (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award agreement does not comply with the requirements of Rule 16b-3 or Rule 16a-1(c)(3) as then applicable to any such transaction, such provision will be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 or Rule 16a-1(c)(3) so that such Participant shall avoid liability under Section 16(b).

(d) No Option Repricing. Other than for capitalization adjustment pursuant to Section 10(c), without approval of the Company's stockholders, the Plan Administrator shall not be permitted to (A) lower the exercise price per Share of an Option after it is granted, (B) cancel an Option when the exercise price per Share exceeds the Fair Market Value of the underlying Shares in exchange for another Award or cash, or (C) take any other action with respect to an Option that may be treated as a repricing under the federal securities laws or Generally Accepted Accounting Principles.

9. Change in Control; Corporate Transaction.

(a) Change in Control.

(i) The Plan Administrator may, in its discretion, accelerate the vesting, exercisability, lapsing of restrictions, or expiration of deferral of any Award, including upon the occurrence of a Change in Control. In addition, the Plan Administrator may provide in an Award agreement that the performance goals relating to any Performance Award will be deemed to have been met upon the occurrence of any Change in Control.

(ii) In addition to the terms of Section 9(a)(i) above, the effect of a "Change in Control," may be provided (1) in an employment, compensation, or severance agreement, if any, between the Company or any Related Entity and the Participant, relating to the Participant's employment, compensation, or severance with or from the Company or such Related Entity, or (2) in the agreement evidencing the Award.

(b) Corporate Transactions. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation may either (i) assume or continue any or all Awards outstanding under the Plan, or (ii) substitute similar stock awards for outstanding Awards (it being understood that similar awards include, but are not limited to, awards to acquire the same consideration paid to the stockholders or the Company, as the case may be, pursuant to the Corporate Transaction). In the event that any surviving corporation or acquiring corporation does not assume or continue any or all such outstanding Awards or substitute similar stock awards for such outstanding Awards, then with respect to Awards that have been not assumed, continued, or substituted, then such Awards shall terminate if not exercised (if applicable) at or prior to such effective time (contingent upon the effectiveness of the Corporate Transaction). The Administrator, in its discretion and without the consent of any Participant, may (but is not obligated to) either (i) accelerate the vesting of all Awards (and, if applicable, the time at which such Awards may be exercised) in full or as to some percentage of the Award to a date prior to the effective time of such Corporate Transaction as the Administrator shall determine (contingent upon the effectiveness of each Corporate Transaction) or (ii) provide for a cash payment in exchange for the termination of an Award or any portion thereof where such cash payment is equal to the Fair Market Value of the Shares that the Participant would receive if the Award were fully vested and exercised (if applicable) as of such date (less any applicable exercise price). The Administrator, in its sole discretion, shall determine whether each Award is assumed, continued, substituted, or terminated.

With respect to Restricted Stock and any other Award granted under the Plan that the Company has any reacquisition or repurchase rights, the reacquisition or repurchase rights for such Awards may be assigned by the Company to the successor of the Company (or the successor's parent company) in connection with such Corporate Transaction. In addition, the Administrator, in its discretion, may (but is not obligated to) provide that any reacquisition or repurchase rights held by the Company with respect to such Awards shall lapse in whole or in part (contingent upon the effectiveness of the Corporate Transaction).

(c) Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, then all outstanding Awards shall terminate immediately prior to the completion of such dissolution or liquidation, and shares of Common Stock subject to the Company's repurchase option may be repurchased by the Company notwithstanding the fact that the holder of such stock is still in Continuous Service.

10. General Provisions.

(a) Compliance With Legal and Other Requirements. The Company may, to the extent deemed necessary or advisable by the Plan Administrator, postpone the issuance or delivery of Stock or payment of other benefits under any Award until completion of such registration or qualification of such Stock or other required action under any federal or state law, rule, or regulation, listing or other required action with respect to any stock exchange or automated quotation system upon which the Stock or other Company securities are listed or quoted, or compliance with any other obligation of the Company, as the Plan Administrator, may consider appropriate, and may require any Participant to make such representations, furnish such information, and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Stock or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations. The foregoing notwithstanding, in connection with a Change in Control, the Company shall take or cause to be taken no action, and shall undertake or permit to arise no legal or contractual obligation, that results or would result in any postponement of the issuance or delivery of Stock or payment of benefits under any Award or the imposition of any other conditions on such issuance, delivery, or payment, to the extent that such postponement or other condition would represent a greater burden on a Participant than existed on the 90th day preceding the Change in Control.

(b) Limits on Transferability; Beneficiaries.

(i) General. Except as provided in the Award agreement, a Participant may not assign, sell, transfer, or otherwise encumber or subject to any lien any Award or other right or interest granted under this Plan, in whole or in part, other than by will or by operation of the laws of descent and distribution, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative.

(ii) Permitted Transfer of Option. The Plan Administrator, in its sole discretion, may permit the transfer of an Option (but not an Incentive Stock Option, or any other right to purchase Stock other than an Option) as follows: (A) by gift to a member of the Participant's Immediate Family or (B) by transfer by instrument to a trust providing that the Option is to be passed to beneficiaries upon death of the Participant. For purposes of this Section 10(b)(ii), "Immediate Family" shall mean the Participant's spouse (including a former spouse subject to terms of a domestic relations order); child, stepchild, grandchild, child-in-law; parent, stepparent, grandparent, parent-in-law; sibling and sibling-in-law, and shall include adoptive relationships. If a determination is made by counsel for the Company that the restrictions contained in this Section 10(b)(ii) are not required by applicable federal or state securities laws under the circumstances, then the Committee or Board, in its sole discretion, may permit the transfer of Awards (other than Incentive Stock Options and Stock Appreciation Rights in tandem therewith) to one or more Beneficiaries or other transferees during the lifetime of the Participant, which may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent permitted by the Plan Administrator pursuant to the express terms of an Award agreement (subject to any terms and conditions which the Plan Administrator may impose thereon, and further subject to any prohibitions and restrictions on such transfers pursuant to Rule 16b-3). A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award agreement applicable to such Participant, except as otherwise determined by the Plan Administrator, and to any additional terms and conditions deemed necessary or appropriate by the Plan Administrator.

(c) Adjustments.

(i) Adjustments to Awards. In the event that any dividend or other distribution (whether in the form of cash, Stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution, or other similar corporate transaction or event affects the Stock and/or such other securities of the Company or any other issuer such that a substitution, exchange, or adjustment is determined by the Plan Administrator to be appropriate, then the Plan Administrator shall, in such manner as it may deem equitable, substitute, exchange, or adjust any or all of (A) the number and kind of Shares which may be delivered in connection with Awards granted thereafter, (B) the number and kind of Shares by which annual per-person Award limitations are measured under Section 5 hereof, (C) the number and kind of Shares subject to or deliverable in respect of outstanding Awards, (D) the exercise price, grant price, or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award, and (E) any other aspect of any Award that the Plan Administrator determines to be appropriate.

(ii) Other Adjustments. The Committee (and the Board if and only to the extent such authority is not required to be exercised by the Committee to comply with Code Section 162(m)) is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Performance Awards and performance goals and performance goals relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting the Company, any Related Entity or any business unit, or the financial statements of the Company or any Related Entity, or in response to changes in applicable laws, regulations, accounting principles, tax rates, and regulations or business conditions or in view of the Committee's assessment of the business strategy of the Company, any Related Entity or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant; provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause Options, Stock Appreciation Rights, Performance Awards granted under Section 7(b) hereof to Participants designated by the Committee as Covered Employees and intended to qualify as "performance-based compensation" under Code Section 162(m) and the regulations thereunder to otherwise fail to qualify as "performance-based compensation" under Code Section 162(m) and regulations thereunder.

(d) Taxes. The Company and any Related Entity are authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Plan Administrator may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

(e) Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue, or terminate the Plan, or the Committee's authority to grant Awards under the Plan, without the consent of stockholders or Participants. Any amendment or alteration to the Plan shall be subject to the approval of the Company's stockholders if such stockholder approval is deemed necessary and advisable by the Board. However, without the consent of an affected Participant, no such amendment, alteration, suspension, discontinuance, or termination of the Plan may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. The Plan Administrator may waive any conditions or rights under, or amend, alter, suspend, discontinue, or terminate any Award theretofore granted and any Award agreement relating thereto, except as otherwise provided in the Plan; provided that, without the consent of an affected Participant, no such action may materially and adversely affect the rights of such Participant under such Award.

(f) Limitation on Rights Conferred Under Plan. Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ of the Company or a Related Entity; (ii) interfering in any way with the right of the Company or a Related Entity to terminate any Eligible Person's or Participant's Continuous Service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and Employees, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred Shares in accordance with the terms of an Award.

(g) Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant or obligations to deliver Stock pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided that the Committee may authorize the creation of trusts and deposit therein cash, Stock, other Awards or other property, or make other arrangements to meet the Company's obligations under the Plan. Such trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant. The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Plan Administrator may specify and in accordance with applicable law.

(h) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable including incentive arrangements and awards which do not qualify under Code Section 162(m).

(i) Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Plan Administrator shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) Governing Law. The validity, construction, and effect of the Plan, any rules and regulations under the Plan, and any Award agreement shall be determined in accordance with the laws of the state of Delaware without giving effect to principles of conflicts of laws, and applicable federal law.

(k) Plan Effective Date and Stockholder Approval; Termination of Plan. The Plan shall become effective on the Effective Date, subject to subsequent approval within twelve (12) months of its adoption by the Board by stockholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of Code Sections 162(m) (if applicable) and 422, Rule 16b-3 under the Exchange Act (if applicable), applicable Nasdaq requirements, and other laws, regulations, and obligations of the Company applicable to the Plan. Awards may be granted subject to stockholder approval, but may not be exercised or otherwise settled in the event stockholder approval is not obtained. The Plan shall terminate no later than ten (10) years from the date of the later of (x) the Effective Date and (y) the date an increase in the number of shares reserved for issuance under the Plan is approved by the Board (so long as such increase is also approved by the stockholders).

APPENDIX B

KONA GRILL, INC.

and

CONTINENTAL STOCK TRANSFER & TRUST, as Rights Agent

RIGHTS AGREEMENT

Dated as of May 27, 2008

TABLE OF CONTENTS

RIGHTS AGREEMENT

Rights Agreement, dated as of May 27, 2008 ("Agreement"), between Kona Grill, Inc., a Delaware corporation (the "Company"), and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

The Board of Directors of the Company has authorized and declared a dividend of one Preferred share purchase right (a "Right") for each share of Common Stock (as hereinafter defined) of the Company outstanding as of the Close of Business (as defined below) on May 28, 2008 (the "Record Date"), each Right representing the right to purchase one one-thousandth (subject to adjustment) of one share of Preferred Stock (as hereinafter defined), upon the terms and subject to the conditions herein set forth, and has further authorized and directed the issuance of one Right (subject to adjustment as provided herein) with respect to each share of Common Stock that shall be issued and become outstanding from and after the Record Date and prior to the earlier of the Distribution Date and the Expiration Date (as such terms are hereinafter defined); provided, however, that Rights may be issued with respect to shares of Common Stock that shall be issued and become outstanding after the Distribution Date and prior to the Expiration Date in accordance with Section 22.

Accordingly, in consideration of the foregoing premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Certain Definitions. For purposes of this Agreement, the following terms have the meaning indicated:

(a) "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which shall be the Beneficial Owner (as such term is hereinafter defined) of 20% or more of the shares of Common Stock then outstanding, but shall not include an Exempt Person (as such term is hereinafter defined); provided, however, that (A) if the Board of Directors of the Company determines in good faith that a Person who otherwise would be an "Acquiring Person" inadvertently became the Beneficial Owner of a number of shares of Common Stock such that the Person otherwise would qualify as an "Acquiring Person" (including, without limitation, because (x) such Person was unaware that it beneficially owned a percentage of Common Stock that otherwise would cause such Person to be an "Acquiring Person" or (y) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any plan or intention of changing or influencing control of the Company, then such Person shall not be deemed to be or to have become an "Acquiring Person" for any purposes of this Agreement unless and until such Person shall have failed to divest itself, as soon as practicable (as determined, in good faith, by the Board of Directors of the Company), of Beneficial Ownership of a sufficient number of shares of Common Stock so that such Person would no longer otherwise qualify as an "Acquiring Person"; (B) if, as of the date hereof or prior to the first public announcement of the adoption of this Agreement, any Person is or becomes the Beneficial Owner of 20% or more of the shares of Common Stock outstanding, such Person shall not be deemed to be or to become an "Acquiring Person" unless and until such time as such Person shall, after the first public announcement of the adoption of this Agreement, become the Beneficial Owner of one additional share of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company in respect of all outstanding shares of Common Stock or pursuant to a split or subdivision in respect of all outstanding shares of Common Stock), unless, upon becoming the Beneficial Owner of such one additional share of Common Stock, such Person is not then the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding; and (C) no Person shall become an "Acquiring Person" as the result of an acquisition of shares of Common Stock by the Company which, by reducing the total number of shares of Common Stock outstanding, increases the proportionate number of shares of Common Stock beneficially owned by such Person to 20% or more of the shares of Common Stock then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding by reason of such share acquisitions by the Company and thereafter shall become the Beneficial Owner of any additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company in respect of all outstanding shares of Common Stock or pursuant to a split or subdivision in respect of all outstanding shares of Common Stock), then such Person shall be deemed to be an "Acquiring Person" unless upon becoming the Beneficial Owner of such additional shares of Common Stock such Person does not beneficially own 20% or more of the shares of Common Stock then outstanding. For all purposes of this Agreement, any calculation of the number of shares of Common Stock outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding shares of Common Stock of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(b) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date hereof.

(c) A Person shall be deemed the "Beneficial Owner" of, shall be deemed to have "Beneficial Ownership" of, and shall be deemed to "beneficially own," any securities:

(i) which such Person or any of such Person's Affiliates or Associates is deemed to beneficially own, directly or indirectly, within the meaning of Rule 13d-3 of the General Rules and Regulations under the Exchange Act as in effect on the date hereof;

(ii) which such Person or any of such Person's Affiliates or Associates has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time or the occurrence of an event, or both) pursuant to any agreement, arrangement, or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, (x) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase, (y) securities which such Person has a right to acquire upon the exercise of Rights at any time prior to the time that any Person becomes an Acquiring Person or (z) securities issuable upon the exercise of Rights from and after the time that any Person becomes an Acquiring Person if such

Rights were acquired by such Person or any of such Person's Affiliates or Associates prior to the Distribution Date or pursuant to Section 3(a) or Section 22 hereof ("Original Rights") or pursuant to Section 11(i) or Section 11(n) with respect to an adjustment to Original Rights; or (B) the right to vote pursuant to any agreement, arrangement, or understanding; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security by reason of such agreement, arrangement, or understanding if the agreement arrangement, or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to all holders of Common Stock pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act (including, without limitation, Regulation 14A under the Exchange Act) and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report); or

(iii) which are beneficially owned, directly or indirectly, by any other Person and with respect to which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement, or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to Section 1(c)(ii)(B)) or disposing of such securities (or any interests therein or rights thereto) of the Company;

provided, however, that no Person who is an officer, director, or employee of an Exempt Person shall be deemed, solely by reason of such Person's status or authority as such, to be the "Beneficial Owner" of, to have "Beneficial Ownership" of or to "beneficially own" any securities that are "beneficially owned" (as defined in this Section 1(c)), including, without limitation, in a fiduciary capacity, by an Exempt Person or by any other such officer, director, or employee of an Exempt Person.

(d) "Business Day" shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the state of New York or the city in which the principal office of the Rights Agent is located are authorized or obligated by law or executive order to close.

(e) "Close of Business" on any given date shall mean 5:00 P.M., New York City time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., New York City time, on the next succeeding Business Day.

(f) "Common Stock" when used with reference to the Company shall mean the Common Stock, presently par value $.01 per share, of the Company. "Common Stock" when used with reference to any Person other than the Company shall mean the common stock (or, in the case of an unincorporated entity, the equivalent equity interest) with the greatest voting power of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person.

(g) "Common Stock Equivalents" shall have the meaning set forth in Section 11(a)(iii) hereof.

(h) "Current Value" shall have the meaning set forth in Section 11(a)(iii) hereof.

(i) "Distribution Date" shall have the meaning set forth in Section 3 hereof.

(j) "Equivalent Preferred Shares" shall have the meaning set forth in Section 11(b) hereof.

(k) "Exempt Person" shall mean the Company or any Subsidiary (as such term is hereinafter defined) of the Company, in each case including, without limitation, in its fiduciary capacity, or any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any Subsidiary of the Company.

(l) "Exchange Ratio" shall have the meaning set forth in Section 24 hereof.

(m) "Expiration Date" shall have the meaning set forth in Section 7 hereof.

(n) "Final Expiration Date" shall have the meaning set forth in Section 7 hereof.

(o) "Flip-In Event" shall have the meaning set forth in Section 11(a)(ii) hereof.

(p) "NASDAQ" shall mean The NASDAQ Stock Market.

(q) "New York Stock Exchange" shall mean the New York Stock Exchange, Inc.

(r) "Permitted Offer" shall mean a tender offer or an exchange offer for all outstanding shares of Common Stock of the Company conducted in accordance with Regulations 14D and 14E promulgated under the Exchange Act at a price and on terms determined, prior to the time the Person making the offer or any Affiliate or Associate thereof is an Acquiring Person, by a majority of the members of the Board of Directors who are not, and are not representatives, nominees, Affiliates or Associates of, an Acquiring Person or the person making the offer, after receiving advice from outside legal counsel and one or more investment banking firms, to be (a) at a price that is fair, from a financial point of view, to the Company's non-Affiliate stockholders (taking into account all factors that such members of the Board deem relevant including, without limitation, the availability of financing to pay for all shares validly tendered and not withdrawn in the tender offer, the value of any securities being offered for exchange in the exchange offer, the conditions to the tender offer or exchange offer, the prices that reasonably could be achieved if the Company or its assets were sold on an orderly basis designed to realize current maximum value and the reputation of the Person making the tender offer or exchange offer and the reputation of its Affiliates and Associates) and (b) on overall terms otherwise advisable, fair to, and in the best interests of the Company and its stockholders.

(s) "Person" shall mean any individual, firm, corporation, partnership, limited liability entity, trust, association, or other entity, and shall include any successor (by merger or otherwise) to such entity.

(t) "Preferred Stock" shall mean the Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company having the rights and preferences set forth in the Form of Certificate of Designation attached to this Agreement as Exhibit A.

(u) "Principal Party" shall have the meaning set forth in Section 13(b) hereof.

(v) "Purchase Price" shall have the meaning set forth in Section 7(b) hereof.

(w) "Redemption Date" shall have the meaning set forth in Section 7 hereof.

(x) "Redemption Price" shall have the meaning set forth in Section 23 hereof.

(y) "Right Certificate" shall have the meaning set forth in Section 3 hereof.

(z) "Section 11(a)(ii) Trigger Date" shall have the meaning set forth in Section 11(a)(iii) hereof.

(aa) "Securities Act" shall mean the Securities Act of 1933, as amended.

(bb) "Spread" shall have the meaning set forth in Section 11(a)(iii) hereof.

(cc) "Stock Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) of the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such, or such earlier date as a majority of the Board of Directors of the Company shall become aware of the existence of an Acquiring Person.

(dd) "Stockholder Approval" shall mean the approval of this Agreement by the affirmative vote of the holders of a majority of the shares of Common Stock of the Company entitled to vote and that are present, or represented by proxy, and are voted on the proposal to approve this Agreement, at a meeting of stockholders of the Company duly held in accordance with applicable law.

(ee) "Subsidiary" of any Person shall mean any corporation or other entity of which securities or other ownership interests having ordinary voting power sufficient to elect a majority of the board of directors or other persons performing similar functions are beneficially owned, directly or indirectly, by such Person, and any corporation or other entity that is otherwise controlled by such Person.

(ff) "Substitution Period" shall have the meaning set forth in Section 11(a)(iii) hereof.

(gg) "Summary of Rights" shall have the meaning set forth in Section 3 hereof.

(hh) "Trading Day" shall have the meaning set forth in Section 11(d)(i) hereof.

Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who, in accordance with Section 3 hereof, shall prior to the Distribution Date be the holders of Common Stock) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable.

Section 3. Issue of Right Certificates.

(a) Until the Close of Business on the earlier to occur of (i) the tenth (10th) day (or, if such Stock Acquisition Date results from the commencement of a Permitted Offer, such later date as may be determined by action of a majority of the Board before the Distribution Date occurs, as set forth below), after the Stock Acquisition Date or (ii) the tenth (10th) Business Day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than an Exempt Person) of, or of the first public announcement of the intention of such Person (other than an Exempt Person) to commence, a tender offer or exchange offer the consummation of which would result in any Person (other than an Exempt Person) becoming the Beneficial Owner of shares of Common Stock aggregating 20% or more of the Common Stock then outstanding, other than a tender offer or exchange offer that is determined by action of a majority of the Board before the Distribution Date occurs to be a Permitted Offer (the earlier of such dates being herein referred to as the "Distribution Date", provided, however, that if either of such dates occurs after the date of this Agreement and on or prior to the Record Date, then the Distribution Date shall be the Record Date), (x) the Rights will be evidenced (subject to the provisions of Section 3(b) hereof) by the certificates for Common Stock registered in the names of the holders thereof and not by separate Right Certificates, and (y) the Rights will be transferable only in connection with the transfer of Common Stock. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign and the Company will send or cause to be sent (and the Rights Agent will, if requested, send) by first-class, insured, postage-prepaid mail, to each record holder of Common Stock as of the close of business on the Distribution Date (other than any Acquiring Person or any Associate or Affiliate of an Acquiring Person), at the address of such holder shown on the records of the Company, a Right Certificate, in substantially the form of Exhibit B hereto (a "Right Certificate"), evidencing one Right (subject to adjustment as provided herein) for each share of Common Stock so held. As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

(b) On the Record Date, or as soon as practicable thereafter, the Company will send a copy of a Summary of Rights to Purchase Shares of Preferred Stock, in substantially the form of Exhibit C hereto (the "Summary of Rights"), by first-class, postage-prepaid mail, to each record holder of Common Stock as of the Close of Business on the Record Date (other than any Acquiring Person or any Associate or Affiliate of any Acquiring Person), at the address of such holder shown on the records of the Company. With respect to certificates for Common Stock outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates registered in the names of the holders thereof together with the Summary of Rights. Until the Distribution Date (or, if earlier, the Expiration Date), the surrender for transfer of any certificate for Common Stock outstanding on the Record Date, with or without a copy of the Summary of Rights, shall also constitute the transfer of the Rights associated with the Common Stock represented thereby.

(c) Rights shall be issued in respect of all shares of Common Stock issued or disposed of (including, without limitation, upon disposition of Common Stock out of treasury stock or issuance or reissuance of Common Stock out of authorized but unissued shares) after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date, or in certain circumstances provided in Section 22 hereof, after the Distribution Date. Certificates issued for Common Stock (including, without limitation, upon transfer of outstanding Common Stock, disposition of Common Stock out of treasury stock or issuance or reissuance of Common Stock out of authorized but unissued shares) after the Record Date but prior to the earlier of the Distribution Date and the Expiration Date shall have impressed on, printed on, written on, or otherwise affixed to them the following legend:

> THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN A RIGHTS AGREEMENT BETWEEN KONA GRILL, INC. (THE "COMPANY") AND CONTINENTAL STOCK TRANSFER & TRUST COMPANY, AS RIGHTS AGENT, DATED AS OF MAY 27, 2008, AND AS AMENDED FROM TIME TO TIME (THE "RIGHTS AGREEMENT"), THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, SUCH RIGHTS WILL BE EVIDENCED BY SEPARATE CERTIFICATES AND WILL NO LONGER BE EVIDENCED BY THIS CERTIFICATE. THE COMPANY WILL MAIL TO THE HOLDER OF THIS CERTIFICATE A COPY OF THE RIGHTS AGREEMENT WITHOUT CHARGE AFTER RECEIPT OF A WRITTEN REQUEST THEREFOR. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS OWNED BY OR TRANSFERRED TO ANY PERSON WHO IS OR BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS AGREEMENT) AND CERTAIN TRANSFEREES THEREOF WILL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

With respect to such certificates containing the foregoing legend, until the Distribution Date the Rights associated with the Common Stock represented by such certificates shall be evidenced by such certificates alone, and the surrender for transfer of any such certificate, except as otherwise provided herein, shall also constitute the transfer of the Rights associated with the Common Stock represented thereby. In the event that the Company purchases or otherwise acquires any Common Stock after the Record Date but prior to the Distribution Date, any Rights associated with such Common Stock shall be deemed canceled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Stock which are no longer outstanding.

Notwithstanding this paragraph (c), the omission of a legend shall not affect the enforceability of any part of this Agreement or the rights of any holder of the Rights.

Section 4. Form of Right Certificates. The Right Certificates (and the forms of election to purchase shares and of assignment to be printed on the reverse thereof) shall be substantially in the form set forth in Exhibit B hereto and may have such marks of identification or designation and such legends, summaries, or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or interdealer quotation system on which the Rights may from time to time be listed or quoted, or to conform to usage. Subject to the provisions of this Agreement, the Right Certificates shall entitle the holders thereof to purchase such number of one one-thousandth of a share of Preferred Stock as shall be set forth therein at the Purchase Price, but the number of such one one-thousandth of a share of Preferred Stock and the Purchase Price shall be subject to adjustment as provided herein.

Section 5. Countersignature and Registration.

(a) The Right Certificates shall be executed on behalf of the Company by the President of the Company, either manually or by facsimile signature, shall have affixed thereto the Company's seal or a facsimile thereof and shall be attested by the Secretary of the Company, either manually or by facsimile signature. The Right Certificates shall be manually countersigned by the Rights Agent and shall not be valid for any purpose unless countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the Person who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificate may be signed on behalf of the Company by any Person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Agreement any such Person was not such an officer.

(b) Following the Distribution Date, the Rights Agent will keep or cause to be kept, at an office or agency designated for such purpose, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates and the date of each of the Right Certificates.

Section 6. Transfer, Split Up, Combination, and Exchange of Right Certificates; Mutilated, Destroyed, Lost, or Stolen Right Certificates.

(a) Subject to the provisions of this Agreement, at any time after the Distribution Date and prior to the Expiration Date, any Right Certificate or Right Certificates may be transferred, split up, combined, or exchanged for another Right Certificate or Right Certificates, entitling the registered holder to purchase a like number of one one-thousandth of a share of Preferred Stock as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine, or exchange any Right Certificate or Right Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Right Certificate or Right Certificates to be transferred, split up, combined, or exchanged at the office or agency of the Rights Agent designated for such purpose. Thereupon the Rights Agent shall countersign and deliver to the Person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Right Certificates.

(b) Subject to the provisions of this Agreement, at any time after the Distribution Date and prior to the Expiration Date, upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction, or mutilation of a Right Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Company's request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for delivery to the registered holder in lieu of the Right Certificate so lost, stolen, destroyed, or mutilated.

Section 7. Exercise of Rights, Purchase Price; Expiration Date of Rights.

(a) Except as otherwise provided herein, the Rights shall become exercisable on the Distribution Date, and thereafter the registered holder of any Right Certificate may, subject to Section 11(a)(ii) hereof and except as otherwise provided herein, exercise the Rights evidenced thereby in whole or in part upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office or agency of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price with respect to the total number of one one-thousandth of a share of Preferred Stock (or other securities, cash or other assets, as the case may be) as to which the Rights are exercised, at any time which is both after the Distribution Date and prior to the time (the "Expiration Date") that is the earliest of (i) the Close of Business on the Final Expiration Date, (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date") or (iii) the time at which such Rights are exchanged as provided in Section 24 hereof. The "Final Expiration Date" shall mean the earlier of (x) May 28, 2011 or (y) May 31, 2009, if the Stockholder Approval shall not have been obtained prior to May 31, 2009.

(b) The Purchase Price shall be initially $55.00 for each one one-thousandth of a share of Preferred Stock purchasable upon the exercise of a Right. The Purchase Price and the number of one one-thousandth of a share of Preferred Stock or other securities or property to be acquired upon exercise of a Right shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) of this Section 7.

(c) Except as otherwise provided herein, upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase duly executed, accompanied by payment of the aggregate Purchase Price for the shares of Preferred Stock to be purchased and an amount equal to any applicable transfer tax required to be paid by the holder of such Right Certificate in accordance with Section 9 hereof, in cash or by certified check, cashier's check, or money order payable to the order of the Company, the Rights Agent shall thereupon promptly (i) (A) requisition from any transfer agent of the Preferred Stock, or make available if the Rights Agent is the transfer agent for the Preferred Stock, certificates for the number of shares of Preferred Stock to be purchased, and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, or (B) requisition from a depositary agent appointed by the Company depositary receipts representing interests in such number of one one-thousandth of a share of Preferred Stock as are to be purchased (in which case certificates for the Preferred Stock represented by such receipts shall be deposited by the transfer agent with the depositary agent), and the Company hereby directs any such depositary agent to comply with such request, (ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuance of fractional shares in accordance with Section 14 hereof, (iii) promptly after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder, and (iv) when appropriate, after receipt, promptly deliver such cash to or upon the order of the registered holder of such Right Certificate.

(d) Except as otherwise provided herein, in case the registered holder of any Right Certificate shall exercise less than all of the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the exercisable Rights remaining unexercised shall be issued by the Rights Agent to the registered holder of such Right Certificate or to his duly authorized assigns, subject to the provisions of Section 14 hereof.

(e) Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder of Rights upon the occurrence of any purported transfer or exercise of Rights pursuant to Section 6 hereof or this Section 7 unless such registered holder shall have (i) completed and signed the certificate contained in the form of assignment or form of election to purchase set forth on the reverse side of the Rights Certificate surrendered for such transfer or exercise and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof as the Company shall reasonably request.

Section 8. Cancellation and Destruction of Right Certificates. All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination, or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in canceled form, or, if surrendered to the Rights Agent, shall be canceled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all canceled Right Certificates to the Company, or shall, at the written request of the Company, destroy such canceled Right Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

Section 9. Availability of Shares of Preferred Stock.

(a) The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued shares of Preferred Stock or any shares of Preferred Stock held in its treasury, the number of shares of Preferred Stock that will be sufficient to permit the exercise in full of all outstanding Rights.

(b) So long as the shares of Preferred Stock issuable upon the exercise of Rights may be listed or admitted to unlisted trading privileges on any national securities exchange, including NASDAQ, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all shares reserved for such issuance to be listed or admitted to unlisted trading privileges on such exchange, or quoted on NASDAQ, upon official notice of issuance upon such exercise.

(c) From and after such time as the Rights become exercisable, the Company shall use its best efforts, if then necessary to permit the issuance of shares of Preferred Stock upon the exercise of Rights, to register and qualify such shares of Preferred Stock under the Securities Act and any applicable state securities or "Blue Sky" laws (to the extent exemptions therefrom are not available), cause such registration statement and qualifications to become effective as soon as possible after such filing and keep such registration and qualifications effective (with a prospectus at all times meeting the requirements of the Securities Act) until the earlier of the date as of which the Rights are no longer exercisable for such securities and the Expiration Date.

(d) The Company may temporarily suspend, for a period of time not to exceed ninety (90) days, the exercisability of the Rights in order to prepare and file a registration statement under the Securities Act and permit it to become effective. Upon any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction unless the requisite qualification in such jurisdiction shall have been obtained and until a registration statement under the Securities Act shall have been declared effective, unless an exemption therefrom is available.

(e) The Company covenants and agrees that it will take all such action as may be necessary to ensure that all shares of Preferred Stock delivered upon exercise of Rights shall, at the time of delivery of the certificates therefor (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable shares.

(f) The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any shares of Preferred Stock upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates or depositary receipts for the Preferred Stock in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise or to issue or deliver any certificates or depositary receipts for Preferred Stock upon the exercise of any Rights until any such tax shall have been paid (any such tax being payable by that holder of such Right Certificate at the time of surrender) or until it has been established to the Company's reasonable satisfaction that no such tax is due.

Section 10. Preferred Stock Record Date. Each Person in whose name any certificate for Preferred Stock is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the shares of Preferred Stock represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the Preferred Stock transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Stock transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Right Certificate shall not be entitled to any rights of a holder of Preferred Stock for which the Rights shall be exercisable, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

Section 11. Adjustment of Purchase Price, Number and Kind of Shares and Number of Rights. The Purchase Price, the number of shares of Preferred Stock or other securities or property purchasable upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

(a) (i) In the event the Company shall at any time after the date of this Agreement (A) declare and pay a dividend on the Preferred Stock payable in shares of Preferred Stock, (B) subdivide the outstanding Preferred Stock, (C) combine the outstanding Preferred Stock into a smaller number of shares of Preferred Stock, or (D) issue any shares of its capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a), the number and kind of shares of capital stock issuable upon exercise of a Right as of the record date for such dividend or the effective date of such subdivision, combination, or reclassification shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Preferred Stock transfer books of the Company were open, the holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification.

(ii) Subject to Sections 23 and 24 of this Agreement, in the event any Person becomes an Acquiring Person unless the event causing such Person to become an Acquiring Person is (x) any transaction set forth in Section 13(a) hereof or (y) an acquisition of Common Stock pursuant to a Permitted Offer; provided, however, this clause (y) shall cease to apply if such Acquiring Person thereafter becomes the Beneficial Owner of any additional shares of Common Stock other than pursuant to a Permitted Offer or a transaction set forth in Section 13(a) or 13(b) hereof (the first occurrence of such event being referred to hereinafter as the "Flip-In Event"), then (A) the Purchase Price shall be adjusted to be the Purchase Price in effect immediately prior to the Flip-In Event multiplied by the number of one one-thousandth of a share of Preferred Stock for which a Right was exercisable immediately prior to such Flip-In Event, whether or not such Right was then exercisable, and (B) each holder of a Right, except as otherwise provided in this Section 11(a)(ii) and Section 11(a)(iii) hereof, shall thereafter have the right to receive, upon exercise thereof at a price equal to the Purchase Price (as so adjusted), in accordance with the terms of this Agreement and in lieu of shares of Preferred Stock, such number of shares of Common Stock as shall equal the result obtained by dividing the Purchase Price (as so adjusted) by 50% of the current per share market price of the Common Stock (determined pursuant to Section 11(d) hereof) on the date of such Flip-In Event; provided, however, that the Purchase Price (as so adjusted) and the number of shares of Common Stock so receivable upon exercise of a Right shall, following the Flip-In Event, be subject to further adjustment as appropriate in accordance with Section 11(f) hereof. Notwithstanding anything in this Agreement to the contrary, however, from and after the Flip-In Event, any Rights that are beneficially owned by (x) any Acquiring Person (or any Affiliate or Associate of any Acquiring Person), (y) a transferee of any Acquiring Person (or any such Affiliate or Associate) who becomes a transferee after the Flip-In Event, or (z) a transferee of any Acquiring Person (or any such Affiliate or Associate) who became a transferee prior to or concurrently with the Flip-In Event pursuant to either (I) a transfer from the Acquiring Person to holders of its equity securities or to any Person with whom it has any continuing agreement, arrangement, or understanding regarding the transferred Rights or (II) a transfer which the Board of Directors of the Company has determined is part of a plan, arrangement, or understanding which has the purpose or effect of avoiding the provisions of this paragraph, and subsequent transferees of such Persons, shall be void without any further action and any holder of such Rights shall thereafter have no rights whatsoever with respect to such Rights under any provision of this Agreement. The Company shall use all reasonable efforts to ensure that the provisions of this Section 11(a)(ii) are complied with, but shall have no liability to any holder of Right Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person or its Affiliates, Associates, or transferees hereunder. From and after the Flip-In Event, no Right Certificate shall be issued pursuant to Section 3 or Section 6 hereof that represents Rights that are or have become void pursuant to the provisions of this paragraph, and any Right Certificate delivered to the Rights Agent that represents Rights that are or have become void pursuant to the provisions of this paragraph shall be canceled. From and after the occurrence of an event specified in Section 13(a) hereof, any Rights that theretofore have not been exercised pursuant to this Section 11(a)(ii) shall thereafter be exercisable only in accordance with Section 13 and not pursuant to this Section 11(a)(ii).

(iii) The Company may at its option substitute for a share of Common Stock issuable upon the exercise of Rights in accordance with the foregoing subparagraph (ii) a number of shares of Preferred Stock or fraction thereof such that the current per share market price of one share of Preferred Stock multiplied by such number or fraction is equal to the current per share market price of one share of Common Stock. In the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii), the Board of Directors of the Company shall, with respect to such deficiency, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, (A) determine the excess (such excess, the "Spread") of (1) the value of the shares of Common Stock issuable upon the exercise of a Right in accordance with the foregoing subparagraph (ii) (the "Current Value") over (2) the Purchase Price (as adjusted in accordance with the foregoing subparagraph (ii)), and (B) with respect to each Right (other than Rights which have become void pursuant to the foregoing subparagraph (ii)), make adequate provision to substitute for the shares of Common Stock issuable in accordance with the foregoing subparagraph (ii) upon exercise of the Right and payment of the Purchase Price (as adjusted in accordance therewith), (1) cash, (2) a reduction in such Purchase Price, (3) shares of Preferred Stock or other equity securities of the Company (including, without limitation, shares or fractions of shares of Preferred stock which, by virtue of having dividend, voting, and liquidation rights substantially comparable to those of the shares of Common Stock, are deemed in good faith by the Board of Directors of the Company to have substantially the same value as the shares of Common Stock (such shares of Preferred Stock and shares or fractions of shares of Preferred Stock are hereinafter referred to as "Common Stock Equivalents")), (4) debt securities of the Company, (5) other assets, or (6) any combination of the foregoing, having a value which, when added to the value of the shares of Common Stock issued upon exercise of such Right, shall have an aggregate value equal to the Current Value (less the amount of any reduction in such Purchase Price), where such aggregate value has been determined by the Board of Directors of the Company upon the advice of a nationally recognized investment banking firm selected in good faith by the Board of Directors of the Company; provided, however, that if the Company shall not make adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the Flip-In Event (the date of the Flip-In Event being the "Section 11(a)(ii) Trigger Date"), then the Company shall be obligated to deliver, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, upon the surrender for exercise of a Right and without requiring payment of such Purchase Price, shares of Common Stock (to the extent available), and then, if necessary, such number or fractions of shares of Preferred Stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If, upon the occurrence of the Flip-In Event, the Board of Directors of the Company shall determine in good faith that it is likely that sufficient additional shares of Common Stock could be authorized for issuance upon exercise in full of the Rights, then, if the Board of Directors of the Company so elects, the thirty (30) day period set forth above may be extended to the extent necessary, but not more than ninety (90) days after the Section 11(a)(ii) Trigger Date, in order that the Company may seek stockholder approval for the authorization of such additional shares (such thirty (30) day period, as it may be extended, is herein called the "Substitution Period"). To the extent that the Company determines that some action need be taken pursuant to the second and/or third sentence of this Section 11(a)(iii), the Company (x) shall provide, subject to Section 11(a)(ii) hereof and the last sentence of this Section 11(a)(iii) hereof, that such action shall apply uniformly to all outstanding Rights, and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such second sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11(a)(iii), the value of the shares of Common Stock shall be the current per share market price (as determined pursuant to Section 11(d)(i)) on the Section 11(a)(ii) Trigger Date and the per share or fractional value of any "Common Stock Equivalent" shall be deemed to equal the current per share market price of the Common Stock. The Board of Directors of the Company may, but shall not be required to, establish procedures to allocate the right to receive shares of Common Stock upon the exercise of the Rights among holders of Rights pursuant to this Section 11(a)(iii).

(b) In case the Company shall fix a record date for the issuance of rights, options, or warrants to all holders of Preferred Stock entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Preferred Stock (or shares having the same rights, privileges and preferences as the Preferred Stock ("Equivalent Preferred Shares")) or securities convertible into Preferred Stock or Equivalent Preferred Shares at a price per share of Preferred Stock or Equivalent Preferred Shares (or having a conversion price per share, if a security convertible into shares of Preferred Stock or Equivalent Preferred Shares) less than the then current per share market price of the Preferred Stock (determined pursuant to Section 11(d) hereof) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Preferred Stock and Equivalent Preferred Shares outstanding on such record date plus the number of shares of Preferred Stock and Equivalent Preferred Shares which the aggregate offering price of the total number of shares of Preferred Stock and/or Equivalent Preferred Shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price, and the denominator of which shall be the number of shares of Preferred Stock and Equivalent Preferred Shares outstanding on such record date plus the number of additional shares of Preferred Stock and/or Equivalent Preferred Shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent. Shares of Preferred Stock and Equivalent Preferred Shares owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed; and in the event that such rights, options, or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(c) In case the Company shall fix a record date for the making of a distribution to all holders of the Preferred Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness or assets (other than a regular quarterly cash dividend or a dividend payable in Preferred Stock) or subscription rights or warrants (excluding those referred to in Section 11(b) hereof), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the then current per share market price of the Preferred Stock (determined pursuant to Section 11(d) hereof) on such record date, less the fair market value (as determined in good faith by the Board of Directors of the Company whose determination shall be described in a statement filed with the Rights Agent) of the portion of the assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one share of Preferred Stock, and the denominator of which shall be such current per share market price (determined pursuant to Section 11(d) hereof) of the Preferred Stock; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(d) (i) Except as otherwise provided herein, for the purpose of any computation hereunder, the "current per share market price" of any security (a "Security" for the purpose of this Section 11(d)(i)) on any date shall be deemed to be the average of the daily closing prices per share of such Security for the thirty (30) consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date; provided, however, that in the event that the current per share market price of the Security is determined during a period following the announcement by the issuer of such Security of (A) a dividend or distribution on such Security payable in shares of such Security or securities convertible into such shares, or (B) any subdivision, combination, or reclassification of such Security, and prior to the expiration of 30 Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination, or reclassification, then, and in each such case, the current per share market price shall be appropriately adjusted to reflect the current market price per share equivalent of such Security. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported by the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Security is not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices on NASDAQ or in the over-the-counter market, as reported by NASDAQ or such other system then in use, or, if on any such date the Security is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board of Directors of the Company. The term "Trading Day" shall mean a day on which the principal national securities exchange on which the Security is listed or admitted to trading is open for the transaction of business or, if the Security is not listed or admitted to trading on any national securities exchange, a Business Day.

(ii) For the purpose of any computation hereunder, if the Preferred Stock is publicly traded, the "current per share market price" of the Preferred Stock shall be determined in accordance with the method set forth in Section 11(d)(i). If the Preferred Stock is not publicly traded but the Common Stock is publicly traded, the "current per share market price" of the Preferred Stock shall be conclusively deemed to be the current per share market price of the Common Stock as determined pursuant to Section 11(d)(i) multiplied by the then applicable Adjustment Number (as defined in and determined in accordance with the Certificate of Designation for the Preferred Stock). If neither the Common Stock nor the Preferred Stock is publicly traded, "current per share market price" shall mean the fair value per share as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent.

(e) No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided, however, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one hundred-thousandth of a share of Preferred Stock or one-hundredth of a share of Common Stock or other share or security as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction which requires such adjustment or (ii) the Expiration Date.

(f) If as a result of an adjustment made pursuant to Section 11(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than the Preferred Stock, thereafter the Purchase Price and the number of such other shares so receivable upon exercise of a Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Stock contained in Sections 11(a), 11(b), 11(c), 11(e), 11(h), 11(i) and 11(m) hereof, as applicable, and the provisions of Sections 7, 9, 10, 13 and 14 hereof with respect to the Preferred Stock shall apply on like terms to any such other shares.

(g) All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one one-thousandth of a share of Preferred Stock purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in

Sections 11(b) and 11(c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-thousandth of a share of Preferred Stock (calculated to the nearest one hundred-thousandth of a share of Preferred Stock) obtained by (i) multiplying (x) the number of one one-thousandth of a share purchasable upon the exercise of a Right immediately prior to such adjustment by (y) the Purchase Price in effect immediately prior to such adjustment, and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment.

(i) The Company may elect on or after the date of any adjustment of the Purchase Price pursuant to Sections 11(b) or 11(c) hereof to adjust the number of Rights, in substitution for any adjustment in the number of one one-thousandth of a share of Preferred Stock purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of one one-thousandth of a share of Preferred Stock for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one-hundredth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. Such record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company may, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in the Purchase Price or the number of one one-thousandth of a share of Preferred Stock issuable upon the exercise of a Right, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price and the number of one one-thousandth of a share of Preferred Stock which were expressed in the initial Right Certificates issued hereunder.

(k) Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value, if any, of the fraction of Preferred Stock or other shares of capital stock issuable upon exercise of a Right, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Preferred Stock or other such shares at such adjusted Purchase Price.

(l) In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event issuing to the holder of any Right exercised after such record date the Preferred Stock and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Preferred Stock and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

(m) Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such adjustments in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Preferred Stock, issuance wholly for cash of any shares of Preferred Stock at less than the current market price, issuance wholly for cash of Preferred Stock or securities which by their terms are convertible into or exchangeable for Preferred Stock, dividends on Preferred Stock payable in shares of Preferred Stock or issuance of rights, options, or warrants referred to hereinabove in Section 11(b), hereafter made by the Company to holders of its Preferred Stock shall not be taxable to such stockholders.

(n) Anything in this Agreement to the contrary notwithstanding, in the event that at any time after the date of this Agreement and prior to the Distribution Date, the Company shall (i) declare and pay any dividend on the Common Stock payable in Common Stock or (ii) effect a subdivision, combination, or consolidation of the Common Stock (by reclassification or otherwise than by payment of a dividend payable in Common Stock) into a greater or lesser number of shares of Common Stock, then, in each such case, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event.

(o) The Company agrees that, after the earlier of the Distribution Date or the Stock Acquisition Date, it will not, except as permitted by Sections 23, 24, or 27 hereof, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or eliminate the benefits intended to be afforded by the Rights.

Section 12. Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made as provided in Section 11 or 13 hereof, the Company shall promptly (a) prepare a certificate setting forth such adjustment, and a brief statement of the facts accounting for such adjustment, (b) file with the Rights Agent and with each transfer agent for the Common Stock and the Preferred Stock a copy of such certificate and (c) mail a brief summary thereof to each holder of a Right Certificate in accordance with Section 25 hereof (if so required under Section 25 hereof). The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment therein contained and shall not be deemed to have knowledge of any such adjustment unless and until it shall have received such certificate.

Section 13. Consolidation, Merger, or Sale or Transfer of Assets or Earning Power.

(a) In the event, directly or indirectly, at any time after the Flip-In Event (i) the Company shall consolidate with or shall merge into any other Person, (ii) any Person shall merge with and into the Company and the Company shall be the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Stock shall be changed into or exchanged for stock or other securities of any other Person (or of the Company) or cash or any other property, or (iii) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person (other than the Company or one or more wholly owned Subsidiaries of the Company), then upon the first occurrence of such event, proper provision shall be made so that: (A) each holder of a Right (other than Rights which have become void pursuant to Section 11(a)(ii) hereof) shall thereafter have the right to receive, upon the exercise thereof at the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof), in accordance with the terms of this Agreement and in lieu of shares of Preferred Stock or Common Stock of the Company, such number of validly authorized and issued, fully paid, non-assessable and freely tradable shares of Common Stock of the Principal Party (as such term is hereinafter defined), not subject to any liens, encumbrances, rights of first refusal, or other adverse claims, as shall equal the result obtained by dividing the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof) by 50% of the current per share market price of the Common Stock of such Principal Party (determined pursuant to Section 11(d) hereof) on the date of consummation of such consolidation, merger, sale, or transfer; provided, however, that the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof) and the number of shares of Common Stock of such Principal Party so receivable upon exercise of a Right shall be subject to further adjustment as appropriate in accordance with Section 11(f) hereof to reflect any events occurring in respect of the Common Stock of such Principal Party after the occurrence of such consolidation, merger, sale, or transfer; (B) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such consolidation, merger, sale, or transfer, all the obligations and duties of the Company pursuant to this Agreement; (C) the term "Company" shall thereafter be deemed to refer to such Principal Party; and (D) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of its shares of Common Stock in accordance with Section 9 hereof) in connection with such consummation of any such transaction as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to the shares of its Common Stock thereafter deliverable upon the exercise of the Rights; provided that, upon the subsequent occurrence of any consolidation, merger, sale, or transfer of assets or other extraordinary transaction in respect of such Principal Party, each holder of a Right shall thereupon be entitled to receive, upon exercise of a Right and payment of the Purchase Price as provided in this Section 13(a), such cash, shares, rights, warrants, and other property which such holder would have been entitled to receive had such holder, at the time of such transaction, owned the Common Stock of the Principal Party receivable upon the exercise of a Right pursuant to this Section 13(a), and such Principal Party shall take such steps (including, but not limited to, reservation of shares of stock) as may be necessary to permit the subsequent exercise of the Rights in accordance with the terms hereof for such cash, shares, rights, warrants, and other property.

(b) "Principal Party" shall mean:

(i) in the case of any transaction described in (i) or (ii) of the first sentence of Section 13(a) hereof: (A) the Person that is the issuer of the securities into which the shares of Common Stock are converted in such merger or consolidation, or, if there is more than one such issuer, the issuer the shares of Common Stock of which have the greatest aggregate market value of shares outstanding, or (B) if no securities are so issued, (x) the Person that is the other party to the merger, if such Person survives said merger, or, if there is more than one such Person, the Person the shares of Common Stock of which have the greatest aggregate market value of shares outstanding or (y) if the Person that is the other party to the merger does not survive the merger, the Person that does survive the merger (including the Company if it survives) or (z) the Person resulting from the consolidation; and

(ii) in the case of any transaction described in (iii) of the first sentence of Section 13(a) hereof, the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions, or, if each Person that is a party to such transaction or transactions receives the same portion of the assets or earning power so transferred or if the Person receiving the greatest portion of the assets or earning power cannot be determined, whichever of such Persons is the issuer of Common Stock having the greatest aggregate market value of shares outstanding;

provided, however, that in any such case described in the foregoing clause (b)(i) or (b)(ii), if the Common Stock of such Person is not at such time or has not been continuously over the preceding 12-month period registered under Section 12 of the Exchange Act, then (1) if such Person is a direct or indirect Subsidiary of another Person the Common Stock of which is and has been so registered, the term "Principal Party" shall refer to such other Person, or (2) if such Person is a Subsidiary, directly or indirectly, of more than one Person, the Common Stock of all of which is and has been so registered, the term "Principal Party" shall refer to whichever of such Persons is the issuer of Common Stock having the greatest aggregate market value of shares outstanding, or (3) if such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in clauses (1) and (2) above shall apply to each of the owners having an interest in the venture as if the Person owned by the joint venture was a Subsidiary of both or all of such joint venturers, and the Principal Party in each such case shall bear the obligations set forth in this Section 13 in the same ratio as its interest in such Person bears to the total of such interests.

(c) The Company shall not consummate any consolidation, merger, sale, or transfer referred to in Section 13(a) hereof unless prior thereto the Company and the Principal Party involved therein shall have executed and delivered to the Rights Agent an agreement confirming that the requirements of Sections 13(a) and (b) hereof shall promptly be performed in accordance with their terms and that such consolidation, merger, sale, or transfer of assets shall not result in a default by the Principal Party under this Agreement as the same shall have been assumed by the Principal Party pursuant to Sections 13(a) and (b) hereof and providing that, as soon as practicable after executing such agreement pursuant to this Section 13, the Principal Party will:

(i) prepare and file a registration statement under the Securities Act, if necessary, with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, use its best efforts to cause such registration statement to become effective as soon as practicable after such filing and use its best efforts to cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the Expiration Date and similarly comply with applicable state securities laws;

(ii) use its best efforts, if the Common Stock of the Principal Party shall be listed or admitted to trading on the New York Stock Exchange or on another national securities exchange, to list or admit to trading (or continue the listing of) the Rights and the securities purchasable upon exercise of the Rights on the New York Stock Exchange or such securities exchange, or, if the Common Stock of the Principal Party shall not be listed or admitted to trading on the New York Stock Exchange or a national securities exchange, to cause the Rights and the securities receivable upon exercise of the Rights to be authorized for quotation on NASDAQ or on such other system then in use;

(iii) deliver to holders of the Rights historical financial statements for the Principal Party which comply in all respects with the requirements for registration on Form 10 (or any successor form) under the Exchange Act; and

(iv) obtain waivers of any rights of first refusal or preemptive rights in respect of the Common Stock of the Principal Party subject to purchase upon exercise of outstanding Rights.

(d) In case the Principal Party has a provision in any of its authorized securities or in its certificate of incorporation or by-laws or other instrument governing its affairs, which provision would have the effect of (i) causing such Principal Party to issue (other than to holders of Rights pursuant to this Section 13), in connection with, or as a consequence of, the consummation of a transaction referred to in this Section 13, shares of Common Stock or Common Stock Equivalents of such Principal Party at less than the then current market price per share thereof (determined pursuant to Section 11(d) hereof) or securities exercisable for, or convertible into, Common Stock or Common Stock Equivalents of such Principal Party at less than such then current market price, or (ii) providing for any special payment, tax, or similar provision in connection with the issuance of the Common Stock of such Principal Party pursuant to the provisions of Section 13, then, in such event, the Company hereby agrees with each holder of Rights that it shall not consummate any such transaction unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing that the provision in question of such Principal Party shall have been canceled, waived, or amended, or that the authorized securities shall be redeemed, so that the applicable provision will have no effect in connection with, or as a consequence of, the consummation of the proposed transaction.

(e) The Company covenants and agrees that it shall not, at any time after the Flip-In Event, enter into any transaction of the type described in clauses (i) through (iii) of Section 13(a) hereof if (i) at the time of or immediately after such consolidation, merger, sale, transfer, or other transaction there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights, (ii) prior to, simultaneously with or immediately after such consolidation, merger, sale, transfer or other transaction, the stockholders of the Person who constitutes, or would constitute, the Principal Party for purposes of Section 13(b) hereof shall have received a distribution of Rights previously owned by such Person or any of its Affiliates or Associates, or (iii) the form or nature of organization of the Principal Party would preclude or limit the exercisability of the Rights.

(f) Notwithstanding anything in this Agreement to the contrary, Section 13 shall not be applicable to a transaction described in Section 13(a)(i) and (ii) if (1) such transaction is consummated with a Person or Persons who acquired shares of Common Stock of the Company pursuant to a Permitted Offer (or a wholly owned subsidiary of any such Person or Persons), (2) the price per share of Common Stock offered in such transaction is not less than the price per share of Common Stock paid to all holders of shares of Common Stock whose shares were purchased pursuant to such Permitted Offer, and (3) the form of consideration being offered to the remaining holders of shares of Common Stock pursuant to such transaction is the same as the form of consideration paid pursuant to such Permitted Offer. Upon consummation of any such transaction contemplated by this Section 13(f), all Rights hereunder shall expire.

Section 14. Fractional Rights and Fractional Shares.

(a) The Company shall not be required to issue fractions of Rights (except prior to the Distribution Date in accordance with Section 11(n) hereof) or to distribute Right Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Rights are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices on NASDAQ or in the over-the-counter market, as reported by NASDAQ or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors of the Company. If on any such date no such market maker is making a market in the Rights, the fair value of the Rights on such date as determined in good faith by the Board of Directors of the Company shall be used.

(b) The Company shall not be required to issue fractions of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) or to distribute certificates which evidence fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) upon the exercise or exchange of Rights. Interests in fractions of Preferred Stock in integral multiples of one one-thousandth of a share of Preferred Stock may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a depositary selected by it; provided, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges, and preferences to which they are entitled as beneficial owners of the Preferred Stock represented by such depositary receipts. In lieu of fractional shares of Preferred Stock that are not integral multiples of one one-thousandth of a share of Preferred Stock, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exercised or exchanged as herein provided an amount in cash equal to the same fraction of the current market value of a whole share of Preferred Stock (as determined in accordance with Section 14(a) hereof) for the Trading Day immediately prior to the date of such exercise or exchange.

(c) The Company shall not be required to issue fractions of shares of Common Stock or to distribute certificates which evidence fractional shares of Common Stock upon the exercise or exchange of Rights. In lieu of such fractional shares of Common Stock, the Company shall pay to the registered holders of the Right Certificates with regard to which such fractional shares of Common Stock would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole share of Common Stock (as determined in accordance with Section 14(a) hereof) for the Trading Day immediately prior to the date of such exercise or exchange.

(d) The holder of a Right by the acceptance of the Right expressly waives his right to receive any fractional Rights or any fractional shares upon exercise or exchange of a Right (except as provided above).

Section 15. Rights of Action. All rights of action in respect of this Agreement, excepting the rights of action given to the Rights Agent under Section 18 hereof, are vested in the respective registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of the Common Stock); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of the Common Stock), without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Common Stock), on his own behalf and for his own benefit, may enforce, and may institute and maintain any suit, action, or proceeding against the Company to enforce, or otherwise act in respect of, his right to exercise the Rights evidenced by such Right Certificate (or, prior to the Distribution Date, such Common Stock) in the manner provided therein and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

Section 16. Agreement of Right Holders. Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a) prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Stock;

(b) after the Distribution Date, the Right Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office or agency of the Rights Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer; and

(c) the Company and the Rights Agent may deem and treat the Person in whose name the Right Certificate (or, prior to the Distribution Date, the Common Stock certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the Common Stock certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent, subject to Section 7(e) hereof, shall be affected by any notice to the contrary.

Section 17. Right Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends, or be deemed for any purpose the holder of the Preferred Stock or any other securities of the Company which may at any time be issuable on the exercise or exchange of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in this Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by such Right Certificate shall have been exercised or exchanged in accordance with the provisions hereof.

Section 18. Concerning the Rights Agent.

(a) The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without gross negligence, bad faith, or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly.

(b) The Rights Agent shall be protected and shall incur no liability for, or in respect of any action taken, suffered or omitted by it in connection with, its administration of this Agreement in reliance upon any Right Certificate or certificate for the Preferred Stock or Common Stock or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of counsel as set forth in Section 20 hereof.

Section 19. Merger or Consolidation or Change of Name of Rights Agent.

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation succeeding to the stock transfer or corporate trust powers of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided, that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

Section 20. Duties of Rights Agent. The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by the President and the Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent shall be liable hereunder to the Company and any other Person only for its own negligence, bad faith, or willful misconduct.

(d) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e) The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Right Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 11(a)(ii) hereof) or any adjustment in the terms of the Rights provided for in Sections 3, 11, 13, 23, and 24, or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after receipt of a certificate furnished pursuant to Section 12, describing such change or adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Preferred Stock or other securities to be issued pursuant to this Agreement or any Right Certificate or as to whether any shares of Preferred Stock or other securities will, when issued, be validly authorized and issued, fully paid, and nonassessable.

(f) The Company agrees that it will perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person reasonably believed by the Rights Agent to be one of the President or the Secretary of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such officer or for any delay in acting while waiting for those instructions. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent under this Agreement and the date on and/or after which such action shall be taken or such omission shall be effective. The Rights Agent shall not be liable for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in any such application on or after the date specified in such application (which date shall not be less than five Business Days after the date any officer of the Company actually receives such application unless any such officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date in the case of an omission), the Rights Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

(h) The Rights Agent and any stockholder, director, officer, or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect, or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

(j) If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate contained in the form of assignment or the form of election to purchase set forth on the reverse thereof, as the case may be, has not been completed to certify the holder is not an Acquiring Person (or an Affiliate or Associate thereof) or a transferee thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company.

Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice in writing mailed to the Company and to each transfer agent of the Common Stock or Preferred Stock by registered or certified mail, and, following the Distribution Date, to the holders of the Right Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock or Preferred Stock by registered or certified mail, and, following the Distribution Date, to the holders of the

Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of 30 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or the laws of any state of the United States or the District of Columbia, in good standing, having an office in the State of New York, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock or Preferred Stock, and, following the Distribution Date, mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 22. Issuance of New Right Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such forms as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of Common Stock following the Distribution Date and prior to the Expiration Date, the Company may with respect to shares of Common Stock so issued or sold pursuant to (i) the exercise of stock options, (ii) under any employee plan or arrangement, (iii) upon the exercise, conversion, or exchange of securities, notes, or debentures issued by the Company or (iv) a contractual obligation of the Company, in each case existing prior to the Distribution Date, issue Rights Certificates representing the appropriate number of Rights in connection with such issuance or sale.

Section 23. Redemption.

(a) The Board of Directors of the Company may, at any time prior to the Flip-In Event and the Final Expiration Date, redeem all but not less than all the then outstanding Rights at a redemption price of $.001 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring in respect of the Common Stock after the date hereof (the redemption price being hereinafter referred to as the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. The Redemption Price shall be payable, at the option of the Company, in cash, shares of Common Stock, or such other form of consideration as the Board of Directors of the Company shall determine.

(b) Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights pursuant to paragraph (a) of this Section 23 (or at such later time as the Board of Directors of the Company may establish for the effectiveness of such redemption), and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption; provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within ten (10) days after such action of the Board of Directors of the Company ordering the redemption of the Rights (or such later time as the Board of Directors of the Company may establish for the effectiveness of such redemption), the Company shall mail a notice of redemption to all the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Stock. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption shall state the method by which the payment of the Redemption Price will be made.

Section 24. Exchange.

(a) The Board of Directors of the Company may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 11(a)(ii) hereof) for Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring in respect of the Common Stock after the date hereof (such amount per Right being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors of the Company shall not be empowered to effect such exchange at any time after an Acquiring Person shall have become the Beneficial Owner of shares of Common Stock aggregating 50% or more of the shares of Common Stock then outstanding. From and after the occurrence of an event specified in Section 13(a) hereof, any Rights that theretofore have not been exchanged pursuant to this Section 24(a) shall thereafter be exercisable only in accordance with Section 13 and may not be exchanged pursuant to this Section 24(a). The exchange of the Rights by the Board of Directors of the Company may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish.

(b) Immediately upon the effectiveness of the action of the Board of Directors of the Company ordering the exchange of any Rights pursuant to paragraph (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company shall promptly mail a notice of any such exchange to all of the holders of the Rights so exchanged at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the shares of Common Stock for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 11(a)(ii) hereof) held by each holder of Rights.

(c) The Company may at its option substitute, and, in the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit an exchange of Rights for Common Stock as contemplated in accordance with this Section 24, the Company shall substitute to the extent of such insufficiency, for each share of Common Stock that would otherwise be issuable upon exchange of a Right, a number of shares of Preferred Stock or fraction thereof (or Equivalent Preferred Shares, as such term is defined in Section 11(b)) such that the current per share market price (determined pursuant to Section 11(d) hereof) of one share of Preferred Stock (or Equivalent Preferred Share) multiplied by such number or fraction is equal to the current per share market price of one share of Common Stock (determined pursuant to Section 11(d) hereof) as of the date of such exchange.

Section 25. Notice of Certain Events.

(a) In case the Company shall at any time after the earlier of the Distribution Date or the Stock Acquisition Date propose (i) to pay any dividend payable in stock of any class to the holders of its Preferred Stock or to make any other distribution to the holders of its Preferred Stock (other than a regular quarterly cash dividend), (ii) to offer to the holders of its Preferred Stock rights or warrants to subscribe for or to purchase any additional shares of Preferred Stock or shares of stock of any class or any other securities, rights or options, (iii) to effect any reclassification of its Preferred Stock (other than a reclassification involving only the subdivision or combination of outstanding Preferred Stock), (iv) to effect the liquidation, dissolution, or winding up of the Company, or (v) to pay any dividend on the Common Stock payable in Common Stock or to effect a subdivision, combination, or consolidation of the Common Stock (by reclassification or otherwise than by payment of dividends in Common Stock), then, in each such case, the Company shall give to each holder of a Right Certificate, in accordance with Section 26 hereof, a notice of such proposed action, which shall specify the record date for the purposes of such dividend or distribution or offering of rights or warrants, or the date on which such liquidation, dissolution, winding up, reclassification, subdivision, combination, or consolidation is to take place and the date of participation therein by the holders of the Common Stock and/or Preferred Stock, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least 10 days prior to the record date for determining holders of the Preferred Stock for purposes of such action, and in the case of any such other action, at least 10 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Common Stock and/or Preferred Stock, whichever shall be the earlier.

(b) In case any event described in Section 11(a)(ii) or Section 13 shall occur then the Company shall as soon as practicable thereafter give to each holder of a Right Certificate (or if occurring prior to the Distribution Date, the holders of the Common Stock) in accordance with Section 26 hereof, a notice of the occurrence of such event, which notice shall describe such event and the consequences of such event to holders of Rights under Section 11(a)(ii) and Section 13 hereof.

Section 26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Kona Grill, Inc.
7150 East Camelback Road
Suite 220
Scottsdale, AZ 85251
Attention: Secretary

Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004-1123
Attention: Compliance Department

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

Section 27. Supplements and Amendments. Except as provided in the penultimate sentence of this Section 27, for so long as the Rights are then redeemable, the Company may in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend any provision of this Agreement in any respect without the approval of any holders of the Rights. At any time when the Rights are no longer redeemable, except as provided in the penultimate sentence of this Section 27, the Company may, and the Rights Agent shall, if the Company so directs, supplement or amend this Agreement without the approval of any holders of Rights, provided that no such supplement or amendment may (a) adversely affect the interests of the holders of Rights as such (other than an Acquiring Person or an Affiliate or

Associate of an Acquiring Person), (b) cause this Agreement again to become amendable other than in accordance with this sentence, or (c) cause the Rights again to become redeemable. Notwithstanding anything contained in this Agreement to the contrary, no supplement or amendment shall be made which changes the Redemption Price. Upon the delivery of a certificate from an appropriate officer of the Company which states that the supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment, provided that any supplement or amendment that does not amend Sections 18, 19, 20, or 21 hereof or this Section 27 in a manner adverse to the Rights Agent shall become effective immediately upon execution by the Company, whether or not also executed by the Rights Agent.

Section 28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 29. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Stock) any legal or equitable right, remedy, or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Stock).

Section 30. Determinations and Actions by the Board of Directors. The Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise the rights and powers specifically granted to the Board of Directors of the Company or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including, without limitation, a determination to redeem or not redeem the Rights or to amend or not amend this Agreement). All such actions, calculations, interpretations, and determinations that are done or made by the Board of Directors of the Company in good faith shall be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights, as such, and all other parties.

Section 31. Severability. If any term, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.

Section 32. Governing Law. This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

Section 33. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 34. Descriptive Headings. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written

KONA GRILL, INC., a Delaware corporation

By: /s/ Marcus E. Jundt
Name: Marcus E. Jundt
Title: Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Rights Agent

By: /s/ John A. Comer Jr.
Name: John A. Comer Jr.
Title: Vice President

Exhibit A

FORM OF
CERTIFICATE OF DESIGNATION

of

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

of

KONA GRILL, INC.

Pursuant to Section 151 of the General Corporation Law
of the State of Delaware

Kona Grill, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 103 thereof, DOES HEREBY CERTIFY:

That pursuant to the authority vested in the Board of Directors of the Corporation (the "Board of Directors") in accordance with the provisions of the Certificate of Incorporation of the said Corporation, the said Board of Directors on May 27, 2008 adopted the following resolution creating a series of 10,000 shares of Preferred Stock designated as "Series A Junior Participating Preferred Stock":

> RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of the Certificate of Incorporation, a series of Preferred Stock, par value $.01 per share, of the Corporation be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

Series A Junior Participating Preferred Stock

1. *Designation and Amount.* There shall be a series of Preferred Stock that shall be designated as "Series A Junior Participating Preferred Stock," and the number of shares constituting such series shall be 10,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series A Junior Participating Preferred Stock to less than the number of shares then issued and outstanding plus the number of shares issuable upon exercise of outstanding rights, options, or warrants or upon conversion of outstanding securities issued by the Corporation.

2. *Dividends and Distribution.*

(A) Subject to the prior and superior rights of the holders of any shares of any class or series of stock of the Corporation ranking prior and superior to the shares of Series A Junior Participating Preferred Stock with respect to dividends, the holders of shares of Series A Junior Participating Preferred Stock, in preference to the holders of shares of any class or series of stock of the Corporation ranking junior to the Series A Junior Participating Preferred Stock in respect thereof, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $10.00 or (b) the Adjustment Number (as defined below) times the aggregate per share amount of all cash dividends, and the Adjustment Number times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock, par value $.01 per share, of the Corporation (the "Common Stock") since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. The "Adjustment Number" shall initially be 1,000. In the event the Corporation shall at any time after May 28, 2008 (i) declare and pay any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Junior Participating Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than sixty (60) days prior to the date fixed for the payment thereof.

3. *Voting Rights*. The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

(A) Each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to a number of votes equal to the Adjustment Number on all matters submitted to a vote of the stockholders of the Corporation.

(B) Except as required by law, by Section 3(C) and by Section 10 hereof, holders of Series A Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

(C) If, at the time of any annual meeting of stockholders for the election of directors, the equivalent of six (6) quarterly dividends (whether or not consecutive) payable on any share or shares of Series A Junior Participating Preferred Stock are in default, the number of directors constituting the Board of Directors of the Corporation shall be increased by two (2). In addition to voting together with the holders of Common Stock for the election of other directors of the Corporation, the holders of record of the Series A Junior Participating Preferred Stock, voting separately as a class to the exclusion of the holders of Common Stock, shall be entitled at said meeting of stockholders (and at each subsequent annual meeting of stockholders), unless all dividends in arrears on the Series A Junior Participating Preferred Stock have been paid or declared and set apart for payment prior thereto, to vote for the election of two (2) directors of the Corporation, the holders of any Series A Junior Participating Preferred Stock being entitled to cast a number of votes per share of Series A Junior Participating Preferred Stock as is specified in paragraph (A) of this Section 3. Each such additional director shall not be a member of Class I, Class II or Class III of the Board of Directors of the Corporation, but shall serve until the next annual meeting of stockholders for the election of directors, or until his or her successor shall be elected and shall qualify, or until his or her right to hold such office terminates pursuant to the provisions of this Section 3(C). Until the default in payments of all dividends which permitted the election of said directors shall cease to exist, any director who shall have been so elected pursuant to the provisions of this Section 3(C) may be removed at any time, without cause, only by the affirmative vote of the holders of the shares of Series A Junior Participating Preferred Stock at the time entitled to cast a majority of the votes entitled to be cast for the election of any such director at a special meeting of such holders called for that purpose, and any vacancy thereby created may be filled by the vote of such holders. If and when such default shall cease to exist, the holders of the Series A Junior Participating Preferred Stock shall be divested of the foregoing special voting rights, subject to revesting in the event of each and every subsequent like default in payments of dividends. Upon the termination of the foregoing special voting rights, the terms of office of all persons who may have been elected directors pursuant to said special voting rights shall forthwith terminate, and the number of directors constituting the Board of Directors shall be reduced by two (2). The voting rights granted by this

Section 3(C) shall be in addition to any other voting rights granted to the holders of the Series A Junior Participating Preferred Stock in this Section 3.

4. *Certain Restrictions.*

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Junior Participating Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

(ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; or

(iii) purchase or otherwise acquire for consideration any shares of Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of Series A Junior Participating Preferred Stock, or to such holders and holders of any such shares ranking on a parity therewith, upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

5. *Reacquired Shares.* Any shares of Series A Junior Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired promptly after the acquisition thereof. All such shares shall upon their retirement become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to any conditions and restrictions on issuance set forth herein.

6. *Liquidation, Dissolution or Winding Up.* (A) Upon any liquidation, dissolution or winding up of the Corporation, voluntary or otherwise, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation,

dissolution or winding up) to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received an amount per share (the "Series A Liquidation Preference") equal to the greater of (i) $1.00 plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (ii) the Adjustment Number times the per share amount of all cash and other property to be distributed in respect of the Common Stock upon such liquidation, dissolution or winding up of the Corporation.

(B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other classes and series of stock of the Corporation, if any, that rank on a parity with the Series A Junior Participating Preferred Stock in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series A Junior Participating Preferred Stock and the holders of such parity shares in proportion to their respective liquidation preferences.

(C) Neither the merger or consolidation of the Corporation into or with another entity nor the merger or consolidation of any other entity into or with the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 6.

7. *Consolidation, Merger, Etc.* In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the outstanding shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the Adjustment Number times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

8. *No Redemption.* Shares of Series A Junior Participating Preferred Stock shall not be subject to redemption by the Corporation.

9. *Ranking.* The Series A Junior Participating Preferred Stock shall rank junior to all other series of the Preferred Stock as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up, unless the terms of any such series shall provide otherwise, and shall rank senior to the Common Stock as to such matters.

10. *Amendment.* At any time that any shares of Series A Junior Participating Preferred Stock are outstanding, the Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

11. *Fractional Shares.* Series A Junior Participating Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder's fractional

shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Junior Participating Preferred Stock.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 27 day of May, 2008.

KONA GRILL, INC., a Delaware corporation

By: ______________________________
Marcus E. Jundt, Chief Executive Officer

Exhibit B

Form of Right Certificate

Certificate No. R-___________

NOT EXERCISABLE AFTER THE FINAL EXPIRATION DATE OR EARLIER IF REDEMPTION OR EXCHANGE OCCURS. THE RIGHTS ARE SUBJECT TO REDEMPTION AT $.001 PER RIGHT AND TO EXCHANGE ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS OWNED BY OR TRANSFERRED TO ANY PERSON WHO IS OR BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS AGREEMENT) AND CERTAIN TRANSFEREES THEREOF WILL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

RIGHT CERTIFICATE

KONA GRILL, INC.

This certifies that ______________________ or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement, dated as of May 27, 2008, as the same may be amended from time to time (the "Rights Agreement"), between Kona Grill, Inc., a Delaware corporation (the "Company"), and Continental Stock Transfer & Trust Co., as Rights Agent (the "Rights Agent"), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 P.M., New York City time, on the earlier of (a) May 28, 2011, or (b) May 31, 2009, if the Stockholder Approval shall not have been obtained prior to May 31, 2009 at the office or agency of the Rights Agent designated for such purpose, or of its successor as Rights Agent, one one-thousandth of a fully paid non-assessable share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), of the Company at a purchase price of $55.00 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase duly executed. The number of Rights evidenced by this Rights Certificate (and the number of one one-thousandth of a share of Preferred Stock which may be purchased upon exercise hereof) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of May 27, 2008, based on the Preferred Stock as constituted at such date. As provided in the Rights Agreement, the Purchase Price, the number of one one-thousandth of a share of Preferred Stock (or other securities or property) which may be purchased upon the exercise of the Rights and the number of Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

This Right Certificate is subject to all of the terms, provisions, and conditions of the Rights Agreement, which terms, provisions, and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties, and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates. Copies of the Rights Agreement are on file at the principal executive offices of the Company and the above-mentioned office or agency of the Rights Agent. The Company will mail to the holder of this Right Certificate a copy of the Rights Agreement without charge after receipt of a written request therefor.

This Right Certificate, with or without other Right Certificates, upon surrender at the office or agency of the Rights Agent designated for such purpose, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of shares of Preferred Stock as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Right Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate (i) may be redeemed by the Company at a redemption price of $.001 per Right or (ii) may be exchanged in whole or in part for shares of the Company's Common Stock, par value $.01 per share, or shares of Preferred Stock.

No fractional shares of Preferred Stock or Common Stock will be issued upon the exercise or exchange of any Right or Rights evidenced hereby (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depository receipts), but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Right Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Preferred Stock or of any other securities of the Company which may at any time be issuable on the exercise or exchange hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Rights Agreement) or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised or exchanged as provided in the Rights Agreement.

This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal. Dated as of May 28, 2008.

KONA GRILL, INC., a Delaware corporation

By: ______________________________
Name:______________________________
Title:______________________________

ATTEST:

____
[Title]

Countersigned:

CONTINENTAL STOCK TRANSFER & TRUST, as Rights Agent

By: ______________________
Name:______________________
Title:______________________

Form of Reverse Side of Right Certificate

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Right Certificate)

FOR VALUE RECEIVED ________________________ hereby sells, assigns and transfers unto ____

____

(Please print name and address of transferee)

__________ Rights represented by this Right Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ____________________________ Attorney, to transfer said Rights on the books of the within-named Company, with full power of substitution.

Dated: ______________________________

____

Signature

Signature Guaranteed:

Signatures must be guaranteed by a bank, trust company, broker, dealer, or other eligible institution participating in a recognized signature guarantee medallion program.

____

(To be completed)

The undersigned hereby certifies that the Rights evidenced by this Right Certificate are not beneficially owned by, were not acquired by the undersigned from, and are not being assigned to an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).

____

Signature

Form of Reverse Side of Right Certificate - continued

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to exercise
Rights represented by the Rights Certificate)

To KONA GRILL, INC.:

The undersigned hereby irrevocably elects to exercise _____________ Rights represented by this Right Certificate to purchase the shares of Preferred Stock (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such shares of Preferred Stock (or such other securities) be issued in the name of:

____

(Please print name and address)

____

If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert social security
or other identifying number

____

(Please print name and address)

____

Dated:___________________________

____

Signature

(Signature must conform to holder specified on Right Certificate)

Signature Guaranteed:

Signature must be guaranteed by a bank, trust company, broker, dealer or other eligible institution participating in a recognized signature guarantee medallion program.

(To be completed)

(To be completed)

The undersigned certifies that the Rights evidenced by this Right Certificate are not beneficially owned by, and were not acquired by the undersigned from, an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).

Signature

NOTICE

The signature in the Form of Assignment or Form of Election to Purchase, as the case may be, must conform to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above in the Form of Assignment or the Form of Election to Purchase, as the case may be, is not completed, such Assignment or Election to Purchase will not be honored.

UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS OWNED BY OR TRANSFERRED TO ANY PERSON WHO IS OR BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS AGREEMENT) AND CERTAIN TRANSFEREES THEREOF WILL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

SUMMARY OF RIGHTS TO PURCHASE
SHARES OF PREFERRED STOCK OF
KONA GRILL, INC.

On May 27, 2008, the Board of Directors of Kona Grill, Inc. (the "Company") declared a dividend of one Preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company (the "Common Stock"). The dividend to the stockholders of record on May 28, 2008 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock") at a price of $55.00 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of May 27, 2008, as the same may be amended from time to time (the "Rights Agreement"), between the Company and Continental Stock Transfer & Trust, as Rights Agent (the "Rights Agent").

Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with this Summary of Rights.

The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (a) the Close of Business on the Final Expiration Date, (b) the time at which the Rights are redeemed as provided in Section 23 of the Rights Agreement (the "Redemption Date") or (c) the time at which such Rights are exchanged as provided in Section 24 of the Rights Agreement. The "Final Expiration Date" shall mean the earlier of (x) May 28, 2011, or (y) May 31, 2009, if the Stockholder Approval shall not have been obtained prior to May 31, 2009.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations, or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock issued upon exercise of the Rights would not be redeemable. Each share of Preferred Stock, if so issued upon exercise, would be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1.00 per share and (b) an amount equal to 1,000 times the dividend declared and payable in respect of one whole share of Common Stock. In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock would be entitled to a minimum preferential payment equal to the greater of (a) $1.00 per share (plus all accrued but unpaid dividends thereon) and (b) an amount equal to 1,000 times the payment made in respect of one whole share of Common Stock. Each issued and outstanding share of Preferred Stock would have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock were converted or exchanged, each share of Preferred Stock would be entitled to receive 1,000 times the amount received in respect of one whole share of Common Stock. These rights are protected by customary anti-dilution provisions.

Because of the nature of the Preferred Stock's dividend, liquidation, and voting rights described above, the value of the 1/1000th interest in a share of Preferred Stock purchasable upon exercise of each Right should and is intended to approximate the value of one whole share of Common Stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's Preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other Preferred stock) equivalent in value thereto, per Right.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price") payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated May 28, 2008. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.

2008 Annual Report

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number 001-34082

Kona Grill, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**20-0216690**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251
(480) 922-8100
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2008, was $38,864,000, calculated based on the closing price of the registrant's common stock as reported by the NASDAQ Global Market. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

As of March 4, 2009, there were 6,511,991 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for the 2009 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

KONA GRILL, INC.
Annual Report on Form 10-K
For the Year Ended December 31, 2008

TABLE OF CONTENTS

Statements Regarding Forward-Looking Statements

The statements contained in this report on Form 10-K that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our "expectations," "anticipation," "intentions," "beliefs," or "strategies" regarding the future. Forward-looking statements relating to our future economic performance, plans and objectives for future operations, and projections of sales and other financial items are based on our beliefs as well as assumptions made by and information currently available to us. Actual results could differ materially from those currently anticipated as a result of a number of factors, including those discussed in Item 1A, "Risk Factors."

PART I

Item 1. *Business*

Overview

Kona Grill, Inc. (referred to herein as the "Company" or "we," "us," and "our") owns and operates 21 upscale casual dining restaurants in 13 states. Kona Grill restaurants offer freshly prepared food, personalized service, and a contemporary ambiance that create an exceptional, yet affordable dining experience that we believe exceeds many traditional casual dining restaurants with whom we compete. Our high-volume upscale casual restaurants feature a diverse selection of mainstream American dishes as well as a variety of appetizers and entrees with an international influence, including an extensive selection of award-winning sushi. Our menu items also incorporate over 40 signature sauces and dressings that we make from scratch, creating broad based appeal for the lifestyle and taste trends of a diverse group of guests. Our diverse menu offerings are complemented by a full service bar offering a broad assortment of wines, specialty drinks, and beers. Our menu is mostly standardized for all of our restaurants allowing us to deliver consistent, high quality meals.

Our restaurants accommodate a range of approximately 260 to 300 guests and are comprised of multiple dining areas that incorporate modern design elements to create an upscale ambiance that reinforces our high standards of food and service. Our main dining area, full-service bar, outdoor patio, and sushi bar provide a choice of atmospheres and a variety of environments designed to appeal and encourage repeat visits from regular guests. We locate our restaurants in high-activity areas such as retail centers, shopping malls, and lifestyle centers that are situated near commercial office space and residential housing to attract guests throughout the day. Our restaurants are designed to satisfy our guests' dining preferences during lunch, dinner, and non-peak periods such as late afternoon and late night.

We believe that the portability of our concept has been successfully demonstrated in a variety of markets across the United States. Our primary growth objective is to gradually expand the Kona Grill concept in selected markets over the next several years. Accordingly, we intend to continue developing Kona Grill restaurants in high quality, densely populated areas in both new and existing markets. We plan to open four restaurants during 2009 as we continue to expand our national presence. Scheduled openings include new markets such as Richmond, Virginia which opened in January 2009; Woodbridge, New Jersey; Eden Prairie, Minnesota; and Tampa, Florida.

We believe that our vast array of menu offerings and generous portions combined with an estimated average check per guest during 2008 of approximately $24.00 offers our guests an attractive price-value proposition. This value proposition, coupled with our multiple daypart model and exceptional service, have created an attractive business model. Furthermore, our restaurant model provides us with considerable growth opportunities to expand the Kona Grill concept. We believe our concept has the potential for over 100 restaurants nationwide.

Our executive offices are located at 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251, and our telephone number is (480) 922-8100. Our website is located at *www.konagrill.com.* Through our website, we make available free of charge our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statements, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are available as soon as reasonably practicable after we electronically file these reports with the Securities and Exchange Commission. We also post on our website the charters of our Audit, Compensation, and Nominating Committees; our Code of Business Conduct and Ethics and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NASDAQ regulations. These documents are also available in print to any stockholder requesting a copy from our corporate secretary at our principal executive offices.

Our History

Our predecessor concept was a sushi restaurant that commenced operations during 1994. As our guests frequently requested additional selection and diversity in our menu offerings, we developed a successor restaurant concept offering sushi plus innovative menu selections with mainstream appeal that became Kona Grill. We opened the first Kona Grill restaurant in Scottsdale, Arizona during 1998. We sold the predecessor restaurant during 2002 to focus our efforts on growing the Kona Grill concept.

Competitive Strengths

The restaurant business is intensely competitive with respect to food quality, price-value relationships, ambiance, service and location. We believe that the key strengths of our business include the following:

- *Innovative Menu Selections with Mainstream Appeal.* We offer a menu of freshly prepared food that includes a diverse selection of mainstream American selections, a variety of appetizers and entrees with an international influence, and award-winning sushi to appeal to a wide range of tastes, preferences, and price points. We prepare our dishes from original recipes with generous portions and creative and appealing presentations that adhere to standards that we believe are much closer to fine dining than typical casual dining. Our more than 40 proprietary sauces and dressings further differentiate our menu items while allowing our guests to experience new foods and flavors as well as share their everyday favorite choices with others. With an average check during 2008 of approximately $24.00 per guest ($16.50 per guest, excluding alcoholic beverages) we believe we provide an exceptional price-value proposition that helps create a lasting relationship between Kona Grill and our guests.

- *Distinctive Upscale Casual Dining Experience.* Our upscale casual dining concept captures some of the best elements of fine dining including a variety of exceptional food, impeccable service, and an extensive wine and drink list, and combines them with more casual qualities, like a broad menu with attractive price points and a choice of environments to fit any dining occasion, enabling us to attract a broad guest demographic. Our innovative menu, personalized service, and contemporary restaurant design blend together to create our upscale casual dining experience. We design our restaurants with a unique layout and utilize modern, eye-catching design elements such as our signature saltwater aquarium stocked with bright and colorful exotic fish, plants, and coral. Our multiple dining areas provide our guests with a number of distinct dining environments and atmospheres to satisfy a range of occasions or dining preferences. Our open exhibition-style kitchen and sushi bar further emphasize the quality and freshness of our food that are the cornerstones of our unique upscale casual dining concept.

- *Personalized Guest Service.* Our commitment to provide prompt, friendly, and efficient service enhances our food, reinforces our upscale ambiance, and helps distinguish us from other traditional casual dining restaurants. We train our service personnel to be cordial, friendly, and knowledgeable about all aspects of the restaurant, especially the menu, which helps us provide personalized guest service that is designed to ensure a pleasurable dining experience and exceed our guests' expectations. Our kitchen staff completes extensive training to ensure that our dishes are precisely prepared to provide a consistent quality of taste. We believe our focus on high service standards underscores our guest-centric philosophy.

- *Multiple Daypart Model.* Our appetizers, pizzas, entrees, and sushi offerings provide a flexible selection of items that can be ordered individually or shared by our guests, allowing them to dine with us during traditional lunch and dinner meal periods as well as in between customary dining periods such as in the late afternoon and late night. The lively ambiance of our patio and bar areas provides an energetic social forum for us to attract a younger professional clientele during these non-peak periods, as well as for all of our guests to enjoy before or after they dine with us. Our sushi bar provides another dining venue for our guests while offering a healthier, more adventuresome dining experience. We believe that our ability to attract and satisfy guests throughout the day distinguishes us from many other casual dining chains and helps us maximize sales and leverage our fixed operating costs.

- *Attractive Unit Economics.* During 2008, the average unit volume of our restaurants open for at least 12 months was $4.3 million, or $608 per square foot. We believe our high average unit volume helps us attract high-quality employees, leverage our fixed costs, and makes us a desirable tenant for landlords. We expect the average cash investment for our new restaurants to be approximately $2.5 million, net of landlord tenant improvement allowances and excluding preopening expenses. Restaurants that are subject to ground leases and do not receive landlord tenant improvement allowances may require a significantly higher cash investment, but typically have lower average rental costs over the duration of the lease. Our restaurant cash flow margin is one of the best in our industry and provides us with strong financial returns on this investment.

Growth Strategy

We believe that there are significant opportunities to grow our sales, expand our concept, and increase our brand awareness throughout the United States. The following sets forth the key elements of our growth strategy.

Pursue Disciplined Restaurant Growth

We adhere to a disciplined site selection process and intend to continue opening Kona Grill restaurants in both new and existing markets that meet our demographic, real estate, and investment criteria. In 2009, we plan to open all of our restaurants in new markets to continue to build awareness of our concept and to establish Kona Grill as a national upscale casual brand. In 2010 and beyond, we expect the rate of new unit expansion to slow if the cost of capital remains high and the availability of quality new restaurant sites is minimal. Our expansion plans do not involve any franchised restaurant operations.

We plan to pursue locations that will enable us to maximize the use of outdoor patio seating. We believe the location of our restaurants plays a key role in our long-term success and, accordingly, we devote significant time and resources to analyzing each prospective site. We maintain a disciplined and controlled site selection process involving our management team and Board of Directors. Our site selection criteria for new restaurants includes locating our restaurants near high activity areas such as retail centers, shopping malls, urban power dining locations, lifestyle centers, and entertainment centers. In addition, we focus on areas that have above-average density and income populations, have high customer traffic throughout the day from thriving businesses or retail markets, and are convenient for and appealing to business and leisure travelers.

Our growth strategy for developing new restaurants also includes expansion in existing markets. Operating multiple restaurants in existing markets enables us to leverage our brand equity and our training resources as well as gain operating efficiencies associated with regional supervision, marketing, purchasing, and hiring. In addition, our ability to hire qualified employees is enhanced in markets where we are well-known and we are able to utilize existing associates in new restaurants.

Grow Existing Restaurant Sales

Our goal for existing restaurants is to improve unit volumes through ongoing local marketing efforts designed to generate awareness and trial of our concept and increase the frequency of guest visits. During 2008, our comparable base restaurants, which include those units open for more than 18 months, declined 7.2% reflecting lower overall guest traffic as a result of the challenging macroeconomic environment. We expect same-store sales to improve as the U.S. economy recovers from the current economic downturn.

We intend to continue to evaluate operational initiatives designed to increase sales at our restaurants. For example, we enclosed certain of our patios in cooler climate locations to permit the use of our patio year round and increase restaurant sales. We also design certain of our restaurants with adaptable modules to provide reconfigurable private dining rooms when needed, which will provide us flexibility to book private parties and special events. We believe by emphasizing operating in multiple dayparts, we are able to increase sales and leverage both development and fixed operating costs by operating during a greater number of hours during any given day. We also have developed a Sunday brunch menu and weekday lunch menu to drive guest traffic throughout each week. In addition, we utilize advertising or marketing programs to promote our restaurants. We believe we can generate additional sales through these programs at a reasonable expense per restaurant.

Leverage Depth of Existing Corporate Infrastructure

We believe that successful execution of our growth strategies will enable Kona Grill to be a leading upscale casual dining restaurant operator in the United States. During 2008, we continued to make strategic investments in our corporate infrastructure by implementing information systems and establishing financial controls to minimize risks associated with our current growth strategy. As we continue to realize the benefits of our growth, we believe that we will be able to leverage our investments in corporate systems and realize benefits from the increasing sales volume that our company generates.

Unit Economics

On average, we target a 35% net cash-on-cash return for our restaurants once they reach their mature level of operations. Maturation periods vary from restaurant to restaurant, but generally range from two to four years. We target our restaurants to achieve average annual unit volume of $4.5 million following 24 months of operations, or sales per square foot of approximately $660 based on our prototype restaurant of 6,800 square feet. During 2008, the average unit volume of our restaurants open at least 36 months was $4.5 million, or $642 per square foot. The cash-based performance target for our restaurant operations do not consider field supervision and corporate support expenses; exclude non-cash items such as depreciation and amortization; and do not represent a targeted return on investment in our common stock.

Our investment costs for new restaurants vary significantly depending upon the type of lease entered into, the amount of tenant improvement allowance we receive from landlords, and whether we assume responsibility for the construction of the building. We expect the cash investment cost of our prototype restaurant to be approximately $2.5 million, net of landlord tenant improvement allowances between $0.7 million and $1.2 million, and excluding cash preopening expenses of approximately $0.4 million.

We believe our high average unit volume helps us attract high-quality employees, leverages our fixed costs, and makes us a desirable tenant for landlords. In addition, our ability to generate sales throughout the day is a key strength of our concept. The following table depicts the amount and percentage of contribution for each daypart of overall restaurant sales during 2008.

2008 Sales by Daypart

	Sales	Percent
	(Dollars in thousands)	
Lunch (Open to 3:00 p.m.)	$ 17,934	24%
Dinner (5 p.m. to 9 p.m.)	40,211	53%
Non-Peak (3 p.m. to 5 p.m. and 9 p.m. to Close)	17,670	23%
Total All Day	$ 75,815	100%

Menu

The Kona Grill menu offers guests a diverse selection of mainstream American dishes as well as a variety of appetizers and entrees with an international influence, including a broad selection of award-winning sushi. This broad menu is an important factor in our differentiation from the other upscale casual dining competitors. We are well-known for our selection of over 40 signature sauces and dressings. Our sauces and dressings distinguish and compliment our dishes, creating delicious flavor profiles and artistic presentations for our guests. All of our menu items are freshly prepared using high quality ingredients and adhere to food standards that we believe are much closer to fine dining than typical casual dining.

Our menu features a selection of appetizers, soups, salads, pizzas, sandwiches, noodle dishes, signature entrees, and desserts. We round out our menu with over 90 hand-made award-winning sushi choices. Our appetizers include socially interactive items that can be eaten individually or easily shared amongst guests such as our Chicken Satay, Kahuna Sliders and Sweet and Spicy Shrimp. Our signature entrees feature our various sauces and offer guests generous portions that are impressive in presentation and in taste. For example, our most popular entrée is the Macadamia Nut Chicken served with our special shoyu-cream sauce accompanied by wok-tossed vegetables and white cheddar mashed potatoes. Other favorites include our miso sake marinaded Baked Seabass served with shrimp and pork fried rice and Szechwan beans and our Pan-Seared Ahi Tuna served over steamed white rice with a sweet-chili sauce accompanied by sautéed baby bok choy.

We are also known for our broad assortment of sushi that includes traditional favorites as well as distinct specialty items such as our Seven-Spice Tuna Sashimi Salad made with tuna sashimi, cucumber, smelt roe, and sprouts with motoyaki sauce, or our Salmon Wasabi Sashimi topped with fresh wasabi root and red onions and served with cucumber salad and ponzu sauce. We have designed our sushi menu with a combination of both straight-forward and unintimidating selections such as our California Roll as well as more sophisticated items such as our Spider Roll made with soft shell crab, avocado, and cucumber wrapped in seaweed and soy paper and served with eel sauce. Our menu, coupled with our sushi selections, offers ample choices for health conscious guests, which the National Restaurant Association expects will continue to be a point of focus in the future.

Each of our restaurants has a dedicated kitchen staff member, whom we refer to as our saucier, to oversee the preparation of our more than 40 unique sauces and dressings that are made fresh from scratch using only high-quality ingredients and fresh products. Each sauce is designed according to a proprietary recipe for a specific menu item and includes unique flavors and combinations such as our Honey Cilantro, Pineapple-Chipotle, and Spicy Aioli dipping sauces, and our Sesame-Soy and Honey-Balsamic Vinaigrette dressings. We believe that our distinctive sauces and dressings provide a unique flavor profile, which further distinguishes Kona Grill from its competitors. Our flavorful sauces and dressings also enhance our guests' overall dining experience by allowing them to not only experience new tastes but to also share their favorite sauces with others, helping to create customer loyalty and a socially interactive dining experience.

The versatility of our menu enables us to provide guests with dishes that can be enjoyed outside of the traditional lunch and dinner meal periods as well as to serve guests for a variety of dining occasions, including everyday dining, business lunches, social gatherings and special occasions. Furthermore, each restaurant offers a separate children's menu with selections appealing to our youngest guests.

Menu prices range from $3.95 to $10.25 for appetizers and soups, $5.95 to $11.50 for salads, $8.25 to $30.95 for sandwiches and lunch entrees, $9.50 to $30.95 for dinner entrees, and $4.00 to $32.00 for our sushi selections ranging from a single sushi item up to our assorted 18-piece Sashimi Platter. During 2008, our estimated average check per guest was approximately $24.00. Based upon our innovative high-quality recipes, generous portions, and flexible price points we believe we provide our guests exceptional value that allows us to attract a diverse customer base and increase the frequency of dining visits to our upscale casual restaurants.

We provide a uniform menu in all of our restaurants and do not feature daily specials, allowing us to deliver consistent, high-quality food at every location. We review our menu regularly and consider enhancements to existing items or the introduction of new items based on customer feedback, which helps assure that we are meeting the needs of our guests.

Our restaurants also offer an extensive selection of domestic and imported bottled and draft beers, over 50 selections of wines by the glass or bottle, and a broad selection of liquors and specialty cocktail drinks. During our weekday happy hour (3 p.m. to 7 p.m.) and reverse happy hour (9 p.m. to 11 p.m.) we offer discounts on selected food and alcoholic beverage items. Alcoholic beverage sales represented approximately 32% of our total restaurant sales during 2008.

Decor and Atmosphere

We have created a uniform restaurant layout as well as similar interior and exterior design elements in each of our restaurants. The layout of our restaurants focuses on joined spaces that create multiple distinct dining areas for our guests while also maintaining an open atmosphere that allows our guests to have a panoramic view of the entire restaurant without negatively impacting the specific ambiance or dining occasion they desire.

Our main dining room area offers a combination of booth seating and larger central tables. Our full service bar area and covered outdoor patio offer not only a high-energy, socially interactive area for our guests to enjoy appetizers or sushi while they wait to dine with us, but also serves as a destination for many of our frequent guests who visit us during our late afternoon and late night periods. Our bar area is strategically placed to ensure that families and other groups that may prefer a quieter, more intimate dining experience are not disturbed. Our sushi bar provides yet another dining alternative for singles, couples, and our guests with more sophisticated, health conscious, or adventuresome tastes.

We showcase our signature saltwater aquarium stocked with bright and colorful exotic fish, plants, and coral in each of our restaurants. Our bars are made of granite and compliment our mahogany finishes to enhance our contemporary design. We use a variety of directional lighting, featuring shiitake mushroom-shaped ceiling lights, to deliver a warm glow throughout our restaurants and we adjust our dining atmosphere throughout the day by adjusting the lighting, music, and the choice of television programming in our bar and patio areas. Our exhibition-style kitchens are brightly lit to display our kitchen staff at work. Our covered outdoor patio areas seat an average of 60 guests. We utilize heaters suspended from our roof structure to allow us to maximize the use of our patios throughout most of the year while avoiding obtrusive heating mechanisms that could detract from our upscale ambiance. We have enclosed the patio areas in certain of our colder climate locations allowing guests to utilize the patio area throughout the year.

The exterior of our restaurants typically employ cultured stone and slate to create a highly visible and attractive restaurant. We landscape our restaurants where appropriate and vary the exterior design to coordinate with the surrounding area. We use accent lighting on trees and directional lighting on our buildings to further increase the visual appeal of our restaurants.

Food Preparation, Quality Control, and Purchasing

We believe that we have some of the highest food quality standards in the industry. Our standards are designed to protect our food products throughout the preparation process. We provide detailed specifications to suppliers for our food ingredients, products, and supplies. We strive to maintain quality and consistency in our restaurants through careful hiring, training and supervision of personnel. Our restaurant general managers and executive chefs receive a minimum of three months of training while our other restaurant and kitchen managers receive between two to four months of training, as required. We have an annual recertification training and all employees receive an operations manual relating to food and beverage preparation and restaurant operations. We also instruct kitchen managers and staff on safety, sanitation, housekeeping, repair and maintenance, product and service specifications, ordering and receiving products, and quality assurance. All of our restaurant managers are compliant with Hazard Analysis and Critical Control Point, or HACCP. We monitor minimum cook temperature requirements and conduct twice-a-day kitchen and food quality inspections to further assure the safety and quality of all of the items we use in our restaurants.

We are committed to purchasing high-quality ingredients for our restaurants while managing our costs. We use only the freshest ingredients and, as a result, we maintain only modest inventories. We also have a nonexclusive contract with U.S. Foodservice, a national food distributor, to be the primary supplier of our food. We have arrangements with local produce distributors and specialty food suppliers who provide high-quality ingredients and perishable food products. We believe that competitively priced alternative distribution sources are available should those channels be necessary. We source all of our products and supplies with reputable and high-quality providers that are capable of providing consistent, reliable distribution to all of our stores.

Our goal is to maximize our purchasing efficiencies and obtain the lowest possible prices for our ingredients, products, and supplies, while maintaining the highest quality. Our corporate purchasing manager coordinates our national supply contracts, negotiates prices for our food supply throughout all of our restaurants, monitors quality control and consistency of the food supplied to our restaurants, and oversees delivery of food on a nationwide basis. In order to provide the freshest ingredients and products, and to maximize operating efficiencies between purchase and usage, we implemented an automated food cost and inventory system to assist each restaurant's kitchen manager in determining daily order requirements for food ingredients, products, and supplies. The kitchen manager orders accordingly from our approved suppliers, and all deliveries are inspected to assure that the items received meet our quality specifications and negotiated prices.

Expansion Strategy and Site Selection

We believe the locations of our restaurants are critical to our long-term success and, accordingly, we devote significant time and resources to analyzing each prospective site. Our restaurant expansion strategy focuses primarily on penetrating new markets in major metropolitan areas throughout the United States, as well as further penetrating existing markets. In general, we prefer to open our restaurants in high-profile sites within specific trade areas with the following considerations:

- suitable demographic characteristics, including residential and commercial population density and above-average household incomes;

- visibility;

- high traffic patterns;

- general accessibility;

- availability of suitable parking;

- proximity of shopping areas and office parks;

- degree of competition and the revenue level of those competitors within the trade area; and

- general availability of restaurant-level employees.

These sites generally include high-volume retail centers, regional malls, lifestyle and entertainment centers, and urban power dining locations.

We thoroughly analyze each prospective site before presenting the site to our Real Estate Committee, currently comprised of members of the Board of Directors, for review. Prior to committing to a restaurant site and signing a lease, at least three members of our senior management team and our Board of Directors visit the prospective site and evaluate the proposed economics of the restaurant based on demographic data and other relevant criteria to assure that the site will meet our return on investment criteria.

We lease all of our restaurant sites under lease terms that vary by restaurant; however, we generally lease space (freestanding or in-line) for 10 to 20 years and negotiate at least two five-year renewal options. Our rent structures vary from lease to lease, but generally provide for the payment of both minimum base rent and contingent rent based on restaurant sales. We are also generally responsible for our proportionate share of common area maintenance, property tax, insurance, and other occupancy-related expenses.

We believe the high sales volumes of our restaurants make us an attractive tenant and provide us with ample opportunities to obtain suitable leasing terms from landlords. As a result of the locations we select, which are often in new retail center or shopping mall developments, our restaurant development timeframes vary according to the landlord's construction schedule and other factors that are beyond our control. Once the site has been turned over to us, the typical lead-time from commencement of construction to opening is approximately six months.

Restaurant Operations

Executive and Restaurant Management

Our executive management team continually monitors restaurant operations, inspects individual restaurants to assure the quality of products and services and the maintenance of facilities, institutes procedures to enhance efficiency and reduce costs, and provides centralized support systems. Our interim chief operating officer has primary responsibility for managing our restaurants and participates in analyzing restaurant-level performance and strategic planning. We currently employ three district managers who report directly to our interim chief operating officer and who are each responsible for overseeing the restaurants in a specific region. The district managers' responsibilities include supporting the general managers and helping each general manager achieve the sales and cash flow targets for their restaurant as well as providing insight for decision making in such areas as food and beverage, people development, and systems to enhance the efficiency of our operations. As we expand our operations, we expect to hire additional district managers who will each oversee 8 to 10 restaurants. In addition, our executive team includes an executive chef and executive sushi chef who help educate, coach, and develop kitchen personnel, implement new systems to improve the efficiency of our kitchen operations, and develop new menu offerings.

Our typical restaurant management team consists of a general manager, an assistant general manager, two front-of-the-house managers, a kitchen manager, an assistant kitchen manager, and a sushi kitchen manager. Our restaurants each employ approximately 100 non-management employees, many of whom work part-time. The general manager is responsible for the day-to-day operations of the restaurant, including the hiring, training, development of personnel, execution of local marketing programs, and operating results. The kitchen managers are responsible for overseeing the preparation of our menu and sushi items, maintaining product quality, and closely monitoring food costs and department labor costs. We also employ a kitchen staff member who is dedicated to the fresh preparation of our sauces and dressings.

Training

In order to maintain quality and consistency in each of our restaurants, we carefully train and supervise restaurant personnel and adhere to high standards related to personnel performance, food and beverage preparation, and maintenance of our restaurants. All of our restaurant personnel participate in both initial and ongoing training programs. Each restaurant general manager, assistant general manager, front-of-the-house manager, and kitchen and sushi manager completes a formal training program that is comprised of a mix of classroom and on-the-job instruction. Typical programs for general managers and executive chefs provide at least three months of training that may include a rotation to different restaurants throughout the country. Typical programs for other managers provide seven to ten weeks of training and may involve work in our other restaurants and cross training of various duties. The training covers all aspects of management philosophy and overall restaurant operations, including supervisory skills, operating and performance standards, accounting procedures, and employee selection and training necessary for top-quality restaurant operations. The training programs also involve intensive understanding and testing of our menu, the ingredients of our various menu items, and other key service protocols. In addition, our hourly staff go through a series of in-depth interactive training for their positions.

We implement these programs by hiring dedicated corporate personnel as well as designate high-performing existing restaurant personnel to assist in training. Our training personnel are involved in training for both new employees hired in anticipation of our new restaurant openings as well as for ongoing training in existing restaurants. When we open a new restaurant, we provide training to restaurant personnel in every position for several weeks prior to opening to assure the smooth and efficient operation of the restaurant from the first day it opens to the public. Prior to opening a new restaurant, certain of our newly-hired restaurant personnel are staffed in existing restaurants to learn the operational aspects of a Kona Grill and to obtain on the job instruction.

Recruitment and Retention

Our future growth and success is highly dependent upon our ability to attract, develop, and retain qualified individuals who are capable of successfully managing our high-volume, upscale casual restaurants. We believe that our unit volume, the image and atmosphere of the Kona Grill concept, and our career advancement and employee benefit programs enable us to attract high quality management and restaurant personnel. We offer our restaurant management personnel competitive wages and benefits, including medical insurance and participation in our 401(k) plan with a company match. We motivate and prepare our restaurant personnel by providing them with opportunities for increased responsibility and advancement. Furthermore, our general managers, assistant general managers, and kitchen managers share in a bonus tied to the overall profitability of their restaurant. We believe that our compensation package for managers and restaurant employees is comparable to those provided by other upscale casual restaurants. We believe our compensation policies help us attract quality personnel.

Information Systems

We believe that our management information systems enable us to increase the speed and accuracy of order-taking and pricing, efficiently schedule labor to better serve guests, monitor labor costs, assist in product purchasing and menu mix management, promptly access financial and operating data, and improve the accuracy and efficiency of store-level information and reporting.

We utilize an integrated information system to manage the flow of information within each of our restaurants and between our restaurants and the corporate office. This system includes a customized Aloha point-of-sales (POS) local area network that helps facilitate the operations of the restaurant by recording sales transactions and printing orders in the appropriate locations within the restaurant. Additionally, we utilize the POS system to authorize, batch, and transmit credit card transactions, record employee time clock information, and produce a variety of management reports. Our information system is integrated with our financial reporting system and incorporates a redundancy and back-up emergency operating plan on a temporary basis if the system experiences downtime.

We transmit electronically to the corporate office on a daily basis select information that we capture from the POS system. Our corporate information system enables senior management to monitor operating results with daily and weekly sales analysis, detailed labor and food cost information, and comparisons between actual and budgeted operating results.

We anticipate continually updating both our restaurant information systems and our corporate office information systems on an annual basis. In 2008, we completed the implementation of an automated food cost and inventory management system which allows us to better measure our product yields and product waste in our kitchens. Additionally, we implemented an online reservation system to enable our guests to make reservations quickly and efficiently through the internet. We believe our information systems to be secure and scalable as we continue to build our organization.

Advertising and Marketing

We have historically relied upon high-profile locations, local advertising, and word-of-mouth recommendations to attract and retain restaurant guests. Our ongoing advertising and marketing strategy consists of local outdoor billboards, radio and select print mediums, various public relations activities, direct mail, and word-of-mouth recommendations. We believe that word-of-mouth recommendations are a key component in driving guest trial and usage. During 2008, our marketing and advertising expenditures were $0.9 million, or 1.2% of restaurant sales. We expect to continue to invest a similar percentage of restaurant sales in marketing, branding and advertising efforts in the future, primarily in connection with driving comparable restaurant sales and supporting new restaurant openings.

We implement a coordinated public relations effort in conjunction with each new restaurant opening. Approximately 60 days before a scheduled restaurant opening, our public relations firm collaborates with the local media to publicize our restaurant and generate awareness of our brand. This effort is usually supplemented by radio, print advertisements, direct mail campaigns, and other marketing efforts, including hosting a high profile event for a local charity as part of our preopening practice activities that also serves to introduce our concept to the local market. In addition, we use our website, *www.konagrill.com*, to help increase our brand awareness as well as gift card sales.

Competition

The restaurant industry is highly competitive. Key competitive factors in the industry include the taste, quality, and price of the food products offered, quality and speed of guest service, brand name identification, attractiveness of facilities, restaurant location, and overall dining experience.

We believe we compete favorably with respect to each of these factors, as follows:

- We offer a diverse selection of mainstream American dishes as well as a variety of appetizers and entrees with an international influence, including an extensive selection of sushi items;

- We strive to maintain quality and consistency in each of our restaurants through the careful training and supervision of restaurant personnel and adherence to high standards related to personnel performance, food and beverage preparation, and maintenance of our restaurants;

- Our innovative menu with attractive price points, personalized service, and contemporary restaurant design with multiple environments blend together to create our upscale casual dining experience and enables us to attract a broad guest demographic.

Although we believe we compete favorably with respect to each of these factors, there are a substantial number of restaurant operations that compete directly and indirectly with us, many of which have significantly greater financial resources, higher revenue, and greater economies of scale. The restaurant business is often affected by changes in consumer tastes and discretionary spending patterns; national and regional economic and public safety conditions; demographic trends; weather conditions; the cost and availability of raw materials, labor, and energy; purchasing power; governmental regulations; and local competitive factors. Any change in these or other related factors could adversely affect our restaurant operations. Accordingly, we must constantly evolve and refine the critical elements of our restaurant concept over time to protect their longer-term competitiveness. Additionally, there is competition for highly qualified restaurant management employees and for attractive locations suitable for upscale, high volume restaurants.

Trademarks

We have registered the service mark "Kona Grill" with the United States Patent and Trademark Office. We believe that our trademarks and other proprietary rights, such as our unique menu offerings and proprietary sauce recipes, have significant value and are important to the marketing of our restaurant concept. We have in the past and expect to continue to protect vigorously our proprietary rights. We cannot predict, however, whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly. In addition, other local restaurant companies with names similar to those we use may try to prevent us from using our marks in those locales.

Government Regulation

Each of our restaurants is subject to licensing and regulation by state and local departments and bureaus of alcohol control, health, sanitation, zoning, and fire and to periodic review by the state and municipal authorities for areas in which the restaurants are located. In addition, we are subject to local land use, zoning, building, planning, and traffic ordinances and regulations in the selection and acquisition of suitable sites for developing new restaurants. Delays in obtaining, or denials of, or revocation or temporary suspension of, necessary licenses or approvals could have a material adverse impact on our development of restaurants.

Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be subject to penalties, temporary suspension or revocation for cause at any time. Alcoholic beverage control regulations impact many aspects of the daily operations of our restaurants, including the minimum age of patrons and employees, hours of operation, inventory control and handling, and storage and dispensing of alcoholic beverages. We have not encountered any material problems relating to alcoholic beverage licenses or permits to date. The failure of a restaurant to obtain or retain its liquor license would adversely affect that restaurant's operations and profitability.

We are subject to dram shop statutes in most of the states in which we operate. Those statutes generally provide a person who has been injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to such person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance which we believe is consistent with coverage carried by other companies in the restaurant industry of similar size and scope of operations. Even though we carry liquor liability insurance, a judgment against us under a dram shop statute in excess of our liability coverage could have a material adverse effect on our operations.

Our operations are also subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements, and overtime. Some states have set minimum wage requirements higher than the current federal level. Specifically, Arizona, Colorado, Connecticut, Florida, Illinois, Michigan, Missouri, and Nevada where we currently operate 12 of our 21 restaurants have a minimum wage rate that is higher than the federal level. A significant number of hourly personnel at our restaurants are paid at rates related to state and federal minimum wage laws and, accordingly, state minimum wage increases effective at the beginning of 2009 and the next scheduled increase of the federal minimum wage in July 2009 will increase our labor costs. Increases in the minimum wage rate or the cost of workers' compensation insurance, changes in tip-credit provisions, employee benefit costs (including costs associated with mandated health insurance coverage), or other costs associated with employees could adversely affect our operating results. To our knowledge, we are in compliance in all material respects with all applicable federal, state, and local laws affecting our business.

Employees

As of February 28, 2009, we employed approximately 1,910 people of whom approximately 1,877 worked in our restaurants and 33 were corporate management and staff personnel. None of our employees are covered by a collective bargaining agreement with us. We have never experienced a major work stoppage, strike, or labor dispute. We consider our relations with our employees to be favorable.

Executive Officers

The following table sets forth certain information regarding our executive officers:

Name	Age	Position
Marcus E. Jundt	43	Chairman of the Board, President, and Chief Executive Officer
Mark S. Robinow	52	Executive Vice President, Chief Financial Officer, and Secretary
Mark L. Bartholomay	49	Interim Chief Operating Officer and Senior Vice President of Development

Marcus E. Jundt has served as our President and Chief Executive Officer since July 2006, as Chairman of the Board since March 2004, and as a director of our company since September 2000. Prior to joining our company, Mr. Jundt served as Vice Chairman and President of the investment advisory firm of Jundt Associates, Inc. During November 2007, a receiver was appointed to administer the assets of Jundt Associates, Inc. From November 1988 to March 1992, Mr. Jundt served as a research analyst for Victoria Investors covering the technology, health care, financial services, and consumer industries. From July 1987 until October 1988, Mr. Jundt served in various capacities on the floor of the Chicago Mercantile Exchange with Cargill Investor Services. Mr. Jundt also serves as a director of Acuo Technologies and Spineology, both private companies.

Mark S. Robinow has served as our Executive Vice President, Chief Financial Officer, and Secretary since October 2004. Prior to joining our company, Mr. Robinow served as the Chief Financial Officer of Integrated Decisions and Systems, Inc. (IDeaS) from July 2000 until October 2004. Mr. Robinow served as the Senior Vice President and Chief Financial Officer of Rainforest Cafe, Inc. from November 1995 until January 2000. Mr. Robinow served as the Chief Financial Officer of Edina Realty, Inc. from 1993 until 1995, and as Chief Financial Officer, Secretary, and Treasurer of Ringer Corporation from 1986 until 1993. Mr. Robinow also served as a senior auditor with Deloitte & Touche from 1980 until 1983.

Mark L. Bartholomay has served as our Senior Vice President of Development since May 2007 and was appointed Interim Chief Operating Officer during November 2008. Mr. Bartholomay has over 13 years of experience in real estate development, construction, prototype design, operations, and finance. Mr. Bartholomay served as the Founder and Senior Partner of GBG Consulting, LLC, a private restaurant consulting firm, from July 2005 until May 2007. From July 2000 to June 2005, he served as Vice President of Business Development at Famous Dave's of America, Inc., a publicly traded owner, operator, and franchisor of restaurants. Prior to that, Mr. Bartholomay served as Senior Vice President of International Development and Operations at Rainforest Cafe, Inc. Mr. Bartholomay served as a director of our company between January 2006 and May 2007.

Item 1A. ***Risk Factors***

Risks Related to Our Business

We have a limited operating history and a limited number of restaurants upon which to evaluate our company, and you should not rely on our history as an indication of our future results.

We currently operate 21 restaurants, half of which have operated for less than three years. Consequently, the results we have achieved to date with a relatively small number of restaurants may not be indicative of those restaurants' long-term performance or the potential performance of new restaurants. A number of factors historically have affected and are likely to continue to affect our average unit volumes and comparable restaurant sales, including the following:

- our ability to execute effectively our business strategy;
- our ability to successfully select and secure sites for our Kona Grill concept;
- the operating performance of new and existing restaurants;
- competition in our markets;
- consumer trends; and
- changes in political or economic conditions.

Our average unit volume and same-store sales may not increase at rates achieved over recent periods. Two of our restaurants opened within the last three years have average unit volumes significantly below the average unit volume of our comparable restaurant base. In addition, we closed our restaurant in Naples, Florida in September 2008 due to low sales volume. Changes in our average unit volumes and comparable restaurant sales could cause the price of our common stock to fluctuate substantially.

We have a history of losses and we may never achieve profitability.

We incurred net losses during each of the last four years. We forecast that we will incur net losses for at least the next year, and possibly longer. We expect that our expenses for the foreseeable future will increase in order to continue the development of new restaurants. We may find that these efforts are more expensive than we currently anticipate or that our expansion efforts do not result in proportionate increases in our sales, which would further increase our losses. We cannot predict whether we will be able to achieve profitability in the future.

We may require additional capital in the future as a result of changes in our restaurant operations or growth plans, and our inability to raise such capital could harm our operations and restrict our growth.

Changes in our restaurant operations, acceleration of our restaurant expansion plans, lower than anticipated restaurant sales, increased food or labor costs, increased property expenses, or other events, including those described in this report, may cause us to seek additional debt or equity financing on an accelerated basis. Financing may not be available to us on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our restaurant growth plans as well as our financial condition and results of operations. Additional equity financing, if available, will be dilutive to the holders of our common stock. Debt financing may involve significant cash payment obligations, covenants, and financial ratios that may restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs.

We require near-term funding in order to satisfy certain of our current lease and construction obligations for planned new restaurant openings.

Our capital requirements, including development costs related to the opening of new restaurants, have historically been significant. Our future cash requirements and the adequacy of available funds depends on many factors, including the operating performance of our restaurants, the pace of expansion, real estate markets, site locations, the nature of the arrangements negotiated with landlords, and the credit market environment. Based upon our current growth plan, our current cash and investment balances, coupled with anticipated cash flow generated from operations, will not be sufficient to fund planned new restaurant openings during 2009. We anticipate that we will require debt or equity financing in an amount not less than $3 million, inclusive of funds raised in the note and warrant offering completed during March 2009, in order to meet existing lease and construction obligations for planned new restaurants. If we are unable to secure such funding, we may be required to terminate existing leases or delay, scale back, or cease construction of our planned new restaurant facilities, which could subject us to penalties and materially and adversely impact our ability to grow our business.

Recent disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of funding, which could adversely affect our results of operations, cash flows, and financial condition.

Our growth strategy depends upon the capital markets to expand our operations. Recent disruptions in the capital and credit markets could adversely affect our ability to borrow money from banks or other potential lenders. Our access to funds under any potential credit facility will depend on the ability of the banks or other lenders to commit to lend funds to us. In the event we enter into a credit facility with banks or other lenders, those parties may not be able to meet their funding commitments to us if they experience shortages of capital or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, or failures of significant financial institutions could adversely affect our access to capital. Any long-term disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business can be arranged. Such measures could result in deferring capital expenditures or altering our growth strategy to reduce the opening of new restaurants.

Our future operating results may fluctuate significantly due to our limited number of existing restaurants and the expenses required to open new restaurants.

We currently operate 21 restaurants, three of which opened during 2008, and we expect to open four restaurants during 2009. The capital resources required to develop each new restaurant are significant. We estimate that the cost of opening a new Kona Grill restaurant currently ranges from $3.2 million to $4.5 million, exclusive of landlord tenant improvement allowances and preopening expenses and assuming that we do not purchase the underlying real estate. Actual costs may vary significantly depending upon a variety of factors, including the site and size of the restaurant and conditions in the local real estate and employment markets. The combination of our relatively small number of existing restaurants, the significant investment associated with each new restaurant, and the average unit volumes of our new restaurants may cause our results of operations to fluctuate significantly, and poor operating results at any one restaurant or a delay or cancellation in the planned opening of a restaurant could materially affect our company, making the investment risks related to any one location much larger than those associated with most other restaurant chains.

Unexpected expenses and low market acceptance of our restaurant concept could adversely affect the profitability of restaurants that we open in new markets.

As part of our expansion strategy, we plan to open restaurants in markets in which we have no prior operating experience and in which our brand may not be well-known. These new markets may have different competitive conditions, consumer tastes, and discretionary spending patterns than restaurants in our existing markets. As a result, we may incur costs related to the opening, operation, and promotion of these new restaurants that are greater than those incurred in existing markets. As a result of these factors, sales at restaurants opening in new markets may take longer to achieve average unit volumes comparable with our existing restaurants, if at all, which would adversely affect the profitability of those new restaurants.

Our ability to open new restaurants on schedule in accordance with our projected growth rate may be adversely affected by delays or problems associated with securing suitable restaurant locations and leases and by other factors, some of which are beyond our control and the timing of which is difficult to forecast accurately.

Due in part to the unique nature of each proposed restaurant location, we cannot predict the timing or ultimate success of our site selection process. Our ability to open new restaurants on schedule depends upon a number of factors, many of which are beyond our control, including the following:

- the availability and cost of suitable restaurant locations for development and our ability to compete successfully for those locations;
- the availability of adequate financing;
- the timing of delivery of leased premises from our landlords so we can commence our build-out construction activities;
- construction and development costs;
- labor shortages or disputes experienced by our landlords or outside contractors;
- unforeseen engineering or environmental problems with the leased premises;
- our ability to secure governmental approvals and permits, including liquor licenses, construction permits, and occupancy permits;
- weather conditions or natural disasters; and
- general economic conditions.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.

We plan to open four restaurants in 2009 which would result in 20% unit growth. This expansion and our future growth will increase demands on our management team, restaurant management systems and resources, financial controls, and information systems. These increased demands may adversely affect our ability to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our operating results could be adversely affected.

Our restaurants are subject to natural disasters and other events which are beyond our control and for which we may not be able to obtain insurance at reasonable rates.

We endeavor to insure our restaurants against wind, flood, and other disasters, but we may not be able to obtain insurance for these types of events for all of our restaurants at reasonable rates. A devastating natural disaster or other event in the vicinity of one of our restaurants could result in substantial losses and have a material adverse affect on our results of operations.

Our expansion in existing markets may cause sales in some of our existing restaurants to decline.

Our growth strategy includes opening new restaurants in our existing markets. We may be unable to attract enough guests to our new restaurants for them to operate profitably. In addition, guests to our new restaurants may be former guests of one of our existing restaurants in that market, which may reduce guest visits and sales at those existing restaurants, adversely affecting our results of operations.

If our distributors or suppliers do not provide food and beverages to us in a timely fashion, we may experience short-term supply shortages and increased food and beverage costs.

We currently depend on U.S. Foodservice, a national food distribution service company, and other regional distributors to provide food and beverage products to all of our restaurants. If U.S. Foodservice or other distributors or suppliers cease doing business with us, we could experience short-term supply shortages in some or all of our restaurants and could be required to purchase food and beverage products at higher prices until we are able to secure an alternative supply source. In addition, any delay in replacing our suppliers or distributors on acceptable terms could, in extreme cases, require us to remove temporarily items from the menus of one or more of our restaurants, which also could adversely affect our business.

Our failure to protect our trademarks, service marks, or trade secrets could negatively affect our competitive position and the value of the Kona Grill brand.

Our business prospects depend in part on our ability to develop favorable consumer recognition of the Kona Grill name. Although Kona Grill is a federally registered trademark, our trademarks and service marks could be imitated in ways that we cannot prevent. Alternatively, third parties may attempt to cause us to change our name or not operate in a certain geographic region if our name is confusingly similar to their name. In addition, we rely on trade secrets, proprietary know-how, concepts, and recipes. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future, and may result in a judgment or monetary damages. We do not maintain confidentiality and non-competition agreements with all of our executives, key personnel, or suppliers. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how, or recipes, the appeal of our restaurants could be reduced and our business could be harmed.

We are dependent upon high levels of consumer traffic at the sites where our restaurants are located and any adverse change in consumer activity could negatively affect our restaurant sales and may require us to record an impairment charge for restaurants performing below expectations.

Our restaurants are primarily located in high-activity areas such as retail centers, shopping malls, and lifestyle centers. We depend on high consumer traffic rates at these centers to attract guests to our restaurants. In general, such visit frequencies are significantly affected by many factors, including national, regional, or local economic conditions, anchor tenants closing in retail centers or shopping malls in which we operate, changes in consumer preferences or shopping patterns, higher frequency of online shopping, changes in discretionary consumer spending, increasing gasoline prices, or otherwise, our unit volumes could decline and adversely affect our results of operations, including recording an impairment charge for restaurants that are performing below expectations. During 2008, we recorded impairment charges for our Naples, Florida restaurant that was closed during September 2008 and for our low sales volume restaurant in Lincolnshire, Illinois.

We may be required to record impairment charges in future quarters as a result of the decline in value of our investments in auction rate securities.

We hold investments in auction rate securities which are secured by student loans. While the maturity dates of our auction rate securities range from 2029 to 2046, liquidity for these securities has historically been provided by an auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. The recent uncertainties in the credit markets have adversely affected the auction market for these types of securities and auctions for these securities have failed to settle on their respective settlement dates. Consequently, our investments in auction rate securities are not currently liquid and we will not be able to redeem these securities until a future auction of these investments is successful, the issuer refinances the underlying debt, or our investment provider purchases the securities pursuant to the settlement agreement discussed in Note 3 to the consolidated financial statements.

Estimating the fair value of auction rate securities requires numerous assumptions such as assessments of the underlying structure of each security, expected cash flows, credit ratings, and other relevant factors. These assumptions, assessments and the interpretations of relevant market data are subject to uncertainties, are difficult to predict and require significant judgment. The use of different assumptions, applying different judgment to inherently subjective matters and changes in future market conditions could result in significantly different estimates of fair value. There is no assurance as to when the market for auction rate securities will stabilize. The fair value of our auction rate securities could change significantly based upon market conditions and continued uncertainties in the credit markets. If these uncertainties continue or if our securities experience credit rating downgrades or changes in the rates of default on the underlying assets, we may incur additional impairment on our auction rate securities portfolio.

Risks Related to the Restaurant Industry

Negative publicity surrounding our restaurants or the consumption of beef, seafood, poultry, or produce generally, or shifts in consumer tastes, could negatively impact the popularity of our restaurants, our sales, and our results of operations.

The popularity of our restaurants in general, and our menu offerings in particular, are key factors to the success of our operations. Negative publicity resulting from poor food quality, illness, injury, or other health concerns, whether related to one of our restaurants or to the beef, seafood, poultry, or produce industries in general (such as negative publicity concerning salmonella, e-coli, Hepatitis A, mercury poisoning and other food-borne illnesses), or operating problems related to one or more of our restaurants, could make our brand and menu offerings less appealing to consumers. In addition, other shifts in consumer preferences away from the kinds of food we offer, whether because of dietary or other health concerns or otherwise, would make our restaurants less appealing and adversely affect our sales and results of operations. If our restaurants are unable to compete successfully with other restaurants in new and existing markets, our results of operations will be harmed and we will not achieve profitability.

Increases in the prices of, or reductions in the availability of, seafood, poultry, beef, or produce could reduce our operating margins and adversely affect our operating results.

Our profitability depends, in part, on our ability to anticipate and react to changes in seafood, poultry, beef, or produce costs. The supply and price of these items is more volatile than other types of food. The type, variety, quality, and price of seafood, poultry, beef, and produce is subject to factors beyond our control, including adverse weather conditions, transportation costs, governmental regulation, availability, and seasonality, each of which may affect our food costs or cause a disruption in our supply. We currently do not purchase seafood, poultry, beef, or produce pursuant to long-term contracts or use financial management strategies to reduce our exposure to price fluctuations. Changes in the price or availability of certain types of seafood, poultry, beef, or produce could affect our ability to offer a broad menu and price offering to our guests and could reduce our operating margins and adversely affect our results of operations.

Regulations affecting the operation of our restaurants could increase operating costs, restrict our growth, or require us to suspend operations.

Each of our restaurants must obtain licenses from regulatory authorities allowing it to sell liquor, beer, and wine, and each restaurant must obtain a food service license from local health authorities. Each restaurant's liquor license must be renewed annually and may be revoked or suspended at any time for cause, including violation by us or our employees of any laws and regulations relating to the minimum drinking age, over serving, advertising, wholesale purchasing, and inventory control. Each restaurant is also subject to local health inspections. Failure to pass one or multiple inspections may result in temporary or permanent suspension of operations and could significantly impact our reputation. In certain states, including states where we have existing restaurants or where we plan to open restaurants in the near term, the number of liquor licenses available is limited and licenses are traded at market prices. Liquor, beer, and wine sales comprise a significant portion of our sales, representing approximately 32% of our sales during 2008. Therefore, if we are unable to maintain our existing licenses, or if we choose to open a restaurant in those states, the cost of a new license could be significant. Obtaining and maintaining licenses is an important component of each of our restaurant's operations, and the failure to obtain or maintain food and liquor licenses and other required licenses, permits, and approvals would adversely impact our restaurants and our growth strategy.

In addition, the Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to reconfigure our restaurants to provide service to, or make reasonable accommodations for, disabled persons. Non-compliance with this law and related laws enacted at the state or local level could result in the imposition of fines or an award of damages in litigation.

Litigation concerning our food quality, our employment practices, liquor liability, and other issues could result in significant expenses to us and could divert resources from our operations.

Like other restaurants, we may receive complaints or litigation from, and potential liability to, our guests involving food-borne illness or injury or other operational issues. We may also be subject to complaints or allegations from, and potential liability to, our former, existing, or prospective employees involving our restaurant employment practices and procedures. In addition, we are subject to state "dram shop" laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to such person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under "dram shop" statutes. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all. Regardless of whether any claims against us are valid or whether we are liable, our sales may be adversely affected by publicity resulting from such claims. Such claims may also be expensive to defend and may divert time and money away from our operations and adversely affect our business.

Labor shortages or increases in labor costs could slow our growth or adversely affect our business.

Our success depends in part on our ability to attract, motivate, and retain a sufficient number of qualified employees, including restaurant general managers and kitchen managers, necessary to continue our operations and keep pace with our growth. This ability is especially critical to our company because of our relatively small number of existing restaurants and our current development plans. If we are unable to recruit and retain a sufficient number of qualified employees, our business and growth strategy could be adversely affected.

Competition for qualified restaurant employees in our current or prospective markets could require us to pay higher wages and benefits, which could result in higher labor costs. In addition, we have a substantial number of hourly employees who are paid rates based upon the federal or state minimum wage and who rely on tips for a significant portion of their income. Government-mandated increases in minimum wages, overtime pay, health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities, or a reduction in the number of states that allow tips to be credited toward minimum wage requirements, could increase our labor costs. We may be unable to increase our prices proportionately in order to pass these increased costs on to our guests, in which case our operating margins would be adversely affected.

Risks Related to Ownership of Our Common Stock

The market price for our common stock may be volatile.

Many factors could cause the market price of our common stock to rise and fall, including but not limited to the following:

- actual or anticipated variations in comparable restaurant sales or operating results; whether in our operations or those of our competitors;
- changes in the consumer spending environment or general economic conditions;
- changes in the market valuations of other companies in the restaurant industry;

- recruitment or departure of key restaurant operations or management personnel;

- changes in the estimates of our operating performance or changes in recommendations by any research analysts that follow our stock; and

- announcements of investigations or regulatory scrutiny of our restaurant operations or lawsuits filed against us.

Due to the volatility of our stock price, we also may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business as well as depress the price of our common stock.

Our current principal stockholders own a large percentage of our voting stock, which allows them to control substantially all matters requiring stockholder approval.

Investors affiliated with our Chairman, President, and Chief Executive Officer, Marcus Jundt, together potentially own approximately 26% of our common stock on a fully diluted basis. In addition, three of our directors (including Mr. Jundt) are affiliated with Mr. Jundt. As a result, Mr. Jundt has significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not our other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could in turn have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the then-prevailing market price for their shares of common stock.

The large number of shares eligible for public sale and registered for resale could depress the market price of our common stock.

The market price for our common stock could decline as a result of sales of a large number of shares of our common stock in the market, and the perception that these sales could occur may depress the market price. As of December 31, 2008, we had outstanding 6,511,991 shares of common stock, all of which shares are either freely tradable or otherwise eligible for sale under Rule 144 under the Securities Act of 1933. In addition, we have 1,500,000 shares reserved for future issuance under our stock option and employee stock purchase plans, of which approximately 280,000 shares have been issued. We have filed registration statements under the securities laws to register the common stock to be issued under these plans. As a result, shares issued under these plans will be freely tradable without restriction unless acquired by affiliates of our company, who will be subject to the volume and other limitations of Rule 144.

We have also filed a registration statement covering the resale of 950,000 shares held by investors in our private placement transaction during November 2007 and one other stockholder. We have agreed to keep this registration effective for a period of time following the private transaction. As a result, the existence of the registration statement may have a depressive effect on the market price of our common stock.

Our stockholders' rights plan may adversely affect existing stockholders.

On May 27, 2008, we adopted a stockholder rights plan that may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders. Under the rights plan, we issued a dividend of one preferred share purchase right for each share of our common stock held by stockholders of record on May 28, 2008. Each right entitles stockholders to purchase one one-thousandth of a share of our newly created Series A Junior Participating Preferred Stock at a price of $55 per one one-thousandth of a share. The rights expire on the earlier of May 28, 2011 or May 31, 2009 if our stockholders do not approve the adoption of the corresponding rights agreement by that date, unless the rights are earlier redeemed or exchanged by us.

In general, subject to certain limited exceptions, the stock purchase rights become exercisable when a person or group acquires 20% or more of our common stock or a tender offer or exchange offer for 20% or more of our common stock is announced or commenced. After any such event, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of shares of our common stock having a market value of twice the exercise price. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors.

Provisions in our certificate of incorporation, our bylaws, and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover, and adversely affect existing stockholders.

Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult, delaying, or deterring attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. These include provisions on our maintaining a classified Board of Directors and limiting the stockholders' powers to remove directors or take action by written consent instead of at a stockholders' meeting. Our certificate of incorporation also authorizes our Board of Directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on the voting of "control shares" and on certain business combination transactions with "interested stockholders."

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by our management on internal control over financial reporting for the year ended December 31, 2008. To achieve compliance with Section 404, we engaged in a process to document and evaluate our internal control over financial reporting which was both challenging and time-consuming.

Subject to proposed changes by the SEC, our independent auditors will be required to issue a report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2009. Despite our efforts, we can provide no assurance as to our, or our independent auditors', conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404 in the future. There is a risk that neither we nor our independent auditors will be able to conclude within the prescribed timeframe that our internal controls over financial reporting are effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Since we do not expect to pay any dividends for the foreseeable future, holders of our common stock may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to reinvest any earnings to finance our restaurant operations and growth plans. Accordingly, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

We currently operate 21 restaurants in 13 states. Each of our restaurants and our corporate offices are located in a leased facility. As of December 31, 2008, our restaurant leases had expiration dates ranging from 2013 to 2029, typically with options to renew for at least a five-year period. We do not anticipate any difficulties renewing existing leases as they expire. The following table sets forth our current restaurant locations.

State	City	Location	Year Opened	Square Footage	Number of Seats (1)
Arizona	Scottsdale	Scottsdale Fashion Square	1998	5,964	274
Arizona	Chandler	Chandler Fashion Center	2001	7,389	326
Missouri	Kansas City	Country Club Plaza	2002	7,455	222
Nevada	Las Vegas	Boca Park Fashion Village	2003	7,380	295
Colorado	Denver	Cherry Creek Mall	2004	5,920	243
Nebraska	Omaha	Village Pointe	2004	7,415	304
Indiana	Carmel	Clay Terrace	2004	7,433	295
Texas	Sugar Land	First Colony Mall	2005	7,127	285
Texas	San Antonio	The Shops at La Cantera	2005	7,200	256
Texas	Dallas	North Park Mall	2006	6,872	299
Illinois	Lincolnshire	Lincolnshire Commons	2006	7,020	305
Texas	Houston	Houston Galleria	2006	7,459	315
Illinois	Oak Brook	Oak Brook Promenade	2006	6,999	298
Texas	Austin	The Domain	2007	6,890	298
Michigan	Troy	Big Beaver Road	2007	7,000	280
Connecticut	Stamford	Stamford Town Center	2007	7,654	305
Louisiana	Baton Rouge	Perkins Rowe	2007	6,900	260
Arizona	Gilbert	San Tan Village	2008	6,770	259
Florida	West Palm Beach	CityPlace	2008	6,750	243
Arizona	Phoenix	CityNorth	2008	7,510	368
Virginia	Richmond	West Broad Village	2009	7,000	282

(1) Number of seats includes dining room, patio seating, sushi bar, bar, and private dining room (where applicable).

Item 3. ***Legal Proceedings***

We are involved in various legal proceedings arising out of our operations in the ordinary course of business. We do not believe that such proceedings, even if determined adversely, will have a material adverse effect on our business, financial condition, or results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matter was submitted to a vote of our stockholders during the fourth quarter of 2008.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock has traded on the NASDAQ Global Market under the symbol KONA since our initial public offering on August 16, 2005. The following table sets forth high and low sale prices of the common stock for each calendar quarter indicated as reported on the NASDAQ Global Market.

	High	Low
2008		
First quarter	$ 14.77	$ 8.38
Second quarter	$ 9.70	$ 6.15
Third quarter	$ 8.37	$ 5.45
Fourth quarter	$ 5.97	$ 1.10
2007		
First quarter	$ 21.38	$ 15.05
Second quarter	$ 20.30	$ 14.85
Third quarter	$ 20.00	$ 15.50
Fourth quarter	$ 19.05	$ 12.65

On March 4, 2009, the closing sale price of our common stock was $1.82 per share. On March 4, 2009, there were approximately 30 holders of record of our common stock.

Dividend Policy

We have not paid any dividends to holders of our common stock since our initial public offering and do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future, but instead we currently plan to retain any earnings to finance the growth of our business. Payments of any cash dividends in the future, however, is within the discretion of our Board of Directors and will depend on our financial condition, results of operations, and capital and legal requirements as well as other factors deemed relevant by our Board of Directors.

Issuer Purchases of Equity Securities

Our Board of Directors has authorized a stock repurchase program under which we are authorized to repurchase up to 600,000 shares of common stock from time to time in the open market, pursuant to Rule 10b5-1 trading plans or in private transactions at prevailing market prices. During the second quarter of 2008, we repurchased a total of 116,200 shares of our common stock at a total cost of $1,000,000 under a section 10b5-1 purchase program. The authorization does not have an expiration date and it does not require us to purchase a specific number of shares. We did not repurchase any shares during the fourth quarter of 2008.

PERFORMANCE GRAPH

The following line graph compares cumulative total stockholder returns for the period from August 16, 2005 through December 31, 2008 for (1) our common stock; (2) the NASDAQ Composite (U.S.) Index; and (3) a restaurant peer group. We do not believe that an index exists with companies comparable to those of our company. We have therefore elected to include a peer group consisting of P.F. Chang's China Bistro, Inc.; Cheesecake Factory Incorporated; McCormick & Schmick's Seafood Restaurants, Inc.; Benihana, Inc.; BJ's Restaurants, Inc.; Granite City Food & Brewery Ltd.; and J. Alexander's Corporation. The graph assumes an investment of $100 on August 16, 2005, which was the first day on which our stock was listed on the NASDAQ Global Market. The calculations of cumulative stockholder return for the NASDAQ Composite (U.S.) Index and the restaurant peer group include reinvestment of dividends, but the calculation of cumulative stockholder return on our common stock does not include reinvestment of dividends because we did not pay any dividends during the measurement period. The performance shown is not necessarily indicative of future performance.



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
8/05
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Kona Grill Inc
NASDAQ Composite
Peer Group

The performance graph above shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, as amended, or Exchange Act, or otherwise subject to the liability of that section. The performance graph above will not be deemed incorporated by reference into any filing of our company under the Exchange Act or the Securities Act of 1933, as amended.

Item 6. *Selected Financial Data*

The following selected consolidated financial data has been derived from audited financial statements and should be read in conjunction with the consolidated financial statements and notes thereto and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Restaurant sales	$ 75,815	$ 69,521	$ 50,322	$ 36,828	$ 25,050
Costs and expenses:					
Cost of sales	20,730	19,600	14,320	10,550	7,371
Labor	25,396	21,554	15,555	11,123	7,502
Occupancy	5,157	4,465	3,363	2,466	1,748
Restaurant operating expenses	11,314	9,479	6,875	4,698	3,372
General and administrative	8,416	7,294	7,155	4,783	2,217
Preopening expense	2,073	1,962	1,971	634	880
Depreciation and amortization	6,547	5,428	3,906	2,333	1,269
Asset impairment charge	3,219	—	—	—	—
Total costs and expenses	82,852	69,782	53,145	36,587	24,359
(Loss) income from operations	(7,037)	(261)	(2,823)	241	691
Nonoperating expenses:					
Interest income and other, net	296	617	936	300	15
Interest expense	(51)	(85)	(294)	(841)	(375)
(Loss) income from continuing operations before provision for income taxes	(6,792)	271	(2,181)	(300)	331
Provision for income taxes	205	406	60	83	55
(Loss) income from continuing operations	(6,997)	(135)	(2,241)	(383)	276
Loss from discontinued operations, net of tax (1)	(3,504)	(534)	(503)	—	—
Net (loss) income	$ (10,501)	$ (669)	$ (2,744)	$ (383)	$ 276
Net (loss) income per share — Basic:					
Continuing operations	$ (1.06)	$ (0.02)	$ (0.39)	$ (0.13)	$ 0.19
Discontinued operations	(0.54)	(0.09)	(0.08)	—	—
Net (loss) income	$ (1.60)	$ (0.11)	$ (0.47)	$ (0.13)	$ 0.19
Net (loss) income per share — Diluted:					
Continuing operations	$ (1.06)	$ (0.02)	$ (0.39)	$ (0.13)	$ 0.17
Discontinued operations	(0.54)	(0.09)	(0.08)	—	—
Net (loss) income	$ (1.60)	$ (0.11)	$ (0.47)	$ (0.13)	$ 0.17
Weighted average shares used in computation:					
Basic	6,543	5,982	5,791	3,044	1,460
Diluted	6,543	5,982	5,791	3,044	2,815
Balance Sheet Data (end of period):					
Cash and cash equivalents	$ 2,477	$ 4,991	$ 1,934	$ 4,466	$ 3,098
Investments	6,861	14,188	14,249	24,200	—
Working capital (deficit)	(7,653)	13,656	9,142	24,672	(261)
Total assets	65,554	69,474	58,796	52,418	22,413
Total debt	4,525	2,700	3,313	4,042	6,236
Total stockholders' equity	35,598	46,431	35,822	37,311	6,131

(1) As a result of our decision to close our Naples, Florida restaurant during September 2008, the results of this restaurant (including related asset impairment, lease obligation, and restaurant-level closing costs) were classified as discontinued operations for all periods presented as discussed further in Note 2 to our consolidated financial statements.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under Item 1A, "Risk Factors" and elsewhere in this report.

Overview

We currently own and operate 21 restaurants located in 13 states. We offer freshly prepared food, personalized service, and a contemporary ambiance that create a satisfying yet affordable dining experience that we believe exceeds many traditional casual dining restaurants with whom we compete. Our high-volume upscale casual restaurants feature a diverse selection of mainstream American dishes as well as a variety of appetizers and entrees with an international influence, including an extensive selection of sushi items. Our menu items are freshly prepared and incorporate over 40 signature sauces and dressings that we make from scratch, creating broad-based appeal for the lifestyle and taste trends of a diverse group of guests. Our menu is mostly standardized for all of our restaurants allowing us to deliver consistent quality meals. We believe that our vast menu and generous portions, combined with an average check during 2008 of approximately $24.00 per guest, offers our guests an attractive price-value proposition.

We continue to follow a disciplined growth plan focused largely on expanding our presence in new markets. Over the last three years, we have funded our development of new restaurants primarily from the proceeds of our initial public offering, our private offering of common stock completed during November 2007, and cash flows from operations. We opened three restaurants during 2008 and plan to open an additional four restaurants during 2009 which will expand our presence in new markets. We target our restaurants to achieve an average annual unit volume of $4.5 million following 24 months of operations. We believe our typical new restaurants experience gradually increasing unit volumes as guests begin to discover our concept and we begin to generate market awareness. Our restaurants are also subject to seasonal fluctuations. Sales in most of our restaurants typically are higher during the spring and summer months and winter holiday season.

As of September 13, 2008, we closed our restaurant in Naples, Florida to focus more on our profitable locations. As a result, we classified the Naples' restaurant operations and related closure costs as discontinued operations in our consolidated financial statements.

We experience various trends in our operating cost structure. Cost of sales, labor, occupancy, and other operating expenses for our restaurants open at least 12 months generally trend consistent with restaurant sales, and we analyze those costs as a percentage of restaurant sales. We anticipate that our new restaurants will take approximately six months to achieve operating efficiencies as a result of challenges typically associated with new restaurants, including lack of market recognition and the need to hire and sufficiently train employees, as well as other factors. We expect cost of sales and labor expenses as a percentage of restaurant sales to be higher when we open a new restaurant, but decrease as a percentage of restaurant sales as the restaurant matures and as the restaurant management and employees become more efficient operating that unit. As a result, the volume and timing of newly opened restaurants has had, and is expected to continue to have, an impact on costs of sales, labor, occupancy, restaurant operating expenses, and preopening expenses. The majority of our general and administrative costs are fixed costs. We expect our general and administrative spending to decrease as a percentage of restaurant sales as we leverage these investments and realize the benefits of higher sales volumes.

Key Measures We Use to Evaluate Our Company

Key measures we use to evaluate and assess our business include the following:

Number of Restaurant Openings. Number of restaurant openings reflects the number of restaurants opened during a particular reporting period.

Same-Store Sales Percentage Change. Same-store sales percentage change reflects the periodic change in restaurant sales for the comparable restaurant base. In calculating the percentage change in same-store sales, we include a restaurant in the comparable restaurant base after it has been in operation for more than 18 months. Same-store sales growth can be generated by an increase in guest traffic counts or by increases in the per person average check amount. Menu price changes and the mix of menu items sold can affect the per person average check amount.

Average Weekly Sales. Average weekly sales represents the average of restaurant sales measured over consecutive Monday through Sunday time periods.

Average Unit Volume. Average unit volume represents the average restaurant sales for all of our restaurants open for at least 12 months before the beginning of the period measured.

Sales Per Square Foot. Sales per square foot represents the restaurant sales for our restaurants open for at least 12 months, divided by the total leasable square feet for such restaurants.

Restaurant Operating Profit. Restaurant operating profit is defined as restaurant sales minus cost of sales, labor, occupancy, and restaurant operating expenses. Restaurant operating profit does not include general and administrative expenses, depreciation and amortization, preopening expenses, or asset impairment charges. We believe restaurant operating profit is an important component of financial results because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency, and performance. We use restaurant operating profit as a percentage of restaurant sales as a key metric to evaluate our restaurants' financial performance compared with our competitors.

Key Financial Definitions

Restaurant Sales. Restaurant sales include gross food and beverage sales, net of promotions and discounts.

Cost of Sales. Cost of sales consists of food and beverage costs.

Labor. Labor includes all direct and indirect labor costs incurred in operations.

Occupancy. Occupancy includes all rent payments associated with the leasing of real estate, including base, percentage and straight-line rent, property taxes, and common area maintenance expense. We record tenant improvement allowances as a reduction of occupancy expense over the initial term of the lease.

Restaurant Operating Expenses. Restaurant operating expenses consist of all other restaurant-level operating costs, the major components of which are utilities, credit card fees, advertising, supplies, marketing, repair and maintenance, and other expenses. Other operating expenses contain both variable and fixed components.

General and Administrative. General and administrative includes all corporate and administrative functions that support operations and provide infrastructure to facilitate our future growth. Components of this category include management and staff salaries, bonuses, stock-based compensation and related employee benefits, travel, information systems, human resources, training, corporate rent, professional and consulting fees, and corporate insurance costs.

Preopening Expense. Preopening expense consists of costs incurred prior to opening a new restaurant and is comprised principally of manager salaries and relocation, payroll and related training costs for new employees, including practice and rehearsal of service activities, and rent expense incurred from the date we obtain possession of the property until opening. We expense restaurant preopening expenses as incurred, and we expect preopening expenses to be similar for each new restaurant opening, which typically commence six to eight months prior to a restaurant opening.

Depreciation and Amortization. Depreciation and amortization expense consists of the depreciation of property and equipment and gains and losses on disposal of assets.

Interest Income and Other, Net. Interest income and other, net consists of interest earned on our cash and investments and any gains or losses on our investments.

Interest Expense. Interest expense includes the cost of servicing our debt obligations, net of capitalized interest.

Financial Performance Overview

The following table sets forth certain information regarding our financial performance for 2008, 2007, and 2006.

	Year Ended December 31,		
	2008	**2007**	**2006**
Restaurant sales growth	9.1%	38.2%	36.6%
Same-store sales percentage change(1)	(7.2)%	2.7%	4.0%
Average unit volume (in thousands)(2)	$ 4,279	$ 4,808	$ 4,768
Sales per square foot (2)	$ 608	$ 684	$ 678
Restaurant operating profit (in thousands) (3)	$ 13,218	$ 14,423	$ 10,209
Restaurant operating profit as a percentage of sales (3)	17.4%	20.7%	20.2%

(1) Same-store sales percentage change reflects the periodic change in restaurant sales for the comparable restaurant base. In calculating the percentage change in same-store sales, we include a restaurant in the comparable restaurant base after it has been in operation for more than 18 months.

(2) Includes only those restaurants open for at least 12 months.

(3) Restaurant operating profit is not a financial measurement determined in accordance with generally accepted accounting principles and should not be considered in isolation or as an alternative to loss from operations. Restaurant operating profit may not be comparable to the same or similarly titled measures computed by other companies. The table below sets forth our calculation of restaurant operating profit and reconciliation to loss from operations, the most comparable GAAP measure.

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Restaurant sales	$ 75,815	$ 69,521	$ 50,322
Costs and expenses:			
Cost of sales	20,730	19,600	14,320
Labor	25,396	21,554	15,555
Occupancy	5,157	4,465	3,363
Restaurant operating expenses	11,314	9,479	6,875
Restaurant operating profit	13,218	14,423	10,209
Deduct – other costs and expenses			
General and administrative	8,416	7,294	7,155
Preopening expense	2,073	1,962	1,971
Depreciation and amortization	6,547	5,428	3,906
Asset impairment charge	3,219	—	—
Loss from operations	$ (7,037)	$ (261)	$ (2,823)

	Percentage of Restaurant Sales		
	Year Ended December 31,		
	2008	2007	2006
Restaurant sales	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of sales	27.3	28.2	28.5
Labor	33.5	31.0	30.9
Occupancy	6.8	6.4	6.7
Restaurant operating expenses	14.9	13.6	13.7
Restaurant operating profit	17.4	20.7	20.2
Deduct – other costs and expenses			
General and administrative	11.1	10.5	14.2
Preopening expense	2.7	2.8	3.9
Depreciation and amortization	8.6	7.8	7.8
Asset impairment charge	4.2	—	—
Loss from operations	(9.3)%	(0.4)%	(5.6)%

Certain percentage amounts do not sum to total due to rounding.

	Year Ended December 31,		
	2008	2007	2006
Store Growth Activity			
Beginning Restaurants	18	14	9
Openings	3	4	5
Closings	(1)	—	—
Total	20	18	14

Results of Operations

The following table sets forth, for the years indicated, our Consolidated Statements of Operations expressed as a percentage of restaurant sales.

	Year Ended December 31,		
	2008	2007	2006
Restaurant sales	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of sales	27.3	28.2	28.5
Labor	33.5	31.0	30.9
Occupancy	6.8	6.4	6.7
Restaurant operating expenses	14.9	13.6	13.7
General and administrative	11.1	10.5	14.2
Preopening expense	2.7	2.8	3.9
Depreciation and amortization	8.6	7.8	7.8
Asset impairment charge	4.2	-	-
Total costs and expenses	109.3	100.4	105.6
Loss from operations	(9.3)	(0.4)	(5.6)
Nonoperating expenses:			
Interest income and other, net	0.4	0.9	1.9
Interest expense	(0.1)	(0.1)	(0.6)
(Loss) income from continuing operations before provision for income taxes	(9.0)	0.4	(4.3)
Provision for income taxes	0.3	0.6	0.2
Loss from continuing operations	(9.3)	(0.2)	(4.5)
Loss from discontinued operations, net of tax	(4.6)	(0.8)	(1.0)
Net loss	(13.9)%	(1.0)%	(5.5)%

Certain percentage amounts may not sum to total due to rounding.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Restaurant Sales. Restaurant sales increased by $6.3 million, or 9.1%, to $75.8 million during 2008 from $69.5 million during the prior year primarily attributed to restaurant sales generated from the opening of five new restaurants since November 2007, partially offset by overall traffic declines at our existing restaurants resulting from the slowing U.S. economy which has negatively impacted overall consumer traffic in the restaurant industry. Higher menu pricing of approximately 3.8% was more than offset by reduced guest traffic as comparable restaurant sales declined 7.2% during 2008.

Cost of Sales. Cost of sales increased by $1.1 million, or 5.8%, to $20.7 million during 2008 from $19.6 million during 2007. Cost of sales as a percentage of restaurant sales decreased 0.9% to 27.3% during 2008 from 28.2% during the prior year. Cost of sales during 2008 was positively affected by increased purchasing efficiency and reduced waste attributed to the rollout of an automated food cost and inventory management system that was completed during July 2008.

Labor. Labor costs for our restaurants increased $3.8 million, or 17.8%, to $25.4 million during 2008 from $21.6 million during 2007. The increase was primarily due to the opening of five new restaurants since November 2007. As a percentage of restaurant sales, labor costs increased 2.5% to 33.5% during 2008 from 31.0% during 2007. The increase in labor costs as a percentage of restaurant sales was primarily due to reduced leverage of fixed labor costs resulting from lower average weekly sales during 2008. In addition, higher average salaries to attract and retain qualified restaurant managers and federal and state minimum wage increases implemented during 2008 contributed to increased labor costs as a percentage of sales.

Occupancy. Occupancy expense increased by $0.7 million, or 15.5%, to $5.2 million during 2008 from $4.5 million during 2007. Occupancy expenses as a percentage of restaurant sales increased 0.4% to 6.8% during 2008 from 6.4% during 2007. The increase reflects decreased leverage of the fixed portion of these costs from lower average weekly sales, partially offset by reduced percentage rent.

Restaurant Operating Expenses. Restaurant operating expenses increased by $1.8 million, or 19.4%, to $11.3 million during 2008 from $9.5 million during 2007. Restaurant operating expenses as a percentage of restaurant sales increased 1.3% to 14.9% during 2008 from 13.6% during the prior year period. During 2008, we incurred higher repair and maintenance costs to refurbish our mature units in addition to higher utilities and increased training costs. Furthermore, reduced leverage of fixed operating costs resulting from lower average weekly sales contributed to the increase in restaurant operating expenses as a percentage of sales.

General and Administrative. General and administrative expenses increased by $1.1 million, or 15.4%, to $8.4 million during 2008 from $7.3 million during 2007. The increase is primarily attributable to planned investments in corporate personnel to support our growth, costs associated with our stockholder rights plan adopted in May 2008, separation costs related to the resignation of our chief operating officer, and higher professional fees. General and administrative expenses as a percentage of restaurant sales increased 0.6% to 11.1% of restaurant sales during 2008 compared to 10.5% of restaurant sales during 2007. During January 2009, we downsized and realigned certain staff at the corporate office which we estimate will result in approximately $0.8 million of savings during 2009.

Preopening Expense. Preopening expense increased by $0.1 million, or 5.6%, to $2.1 million during 2008 compared to $2.0 million during 2007. Preopening expense for 2008 primarily relates to expenses associated with three restaurants opened during 2008, one restaurant opened during January 2009, and other restaurants scheduled to open during 2009. During 2007, preopening expense reflected costs associated with opening four restaurants during 2007. Our preopening costs will fluctuate from period to period depending upon the number of restaurants opened, the timing of new restaurant openings, the location of the restaurants, and the complexity of the staff hiring and training process.

Depreciation and Amortization. Depreciation and amortization expense increased $1.1 million, or 20.6%, to $6.5 million during 2008 from $5.4 million during 2007. The increase was primarily the result of additional depreciation and amortization from five restaurants opened since November 2007. Depreciation and amortization expense as a percentage of restaurant sales increased 0.8% to 8.6% during 2008 from 7.8% during 2007 reflecting decreased leverage from lower average weekly sales.

Asset Impairment Charge. Asset impairment charge of $3.2 million during 2008, or 4.2% of restaurant sales resulted from the evaluation of the long-term prospects of restaurants that have not been meeting sales, profitability, and cash flow targets in accordance with Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets.* This evaluation resulted in long-lived asset impairment charges of $3.2 million for our Lincolnshire, Illinois restaurant. We intend to continue operating this restaurant and believe that the operating performance of this restaurant can be improved.

Interest Income and Other, Net. Interest income and other, net decreased $0.3 million or 52.0%, to $0.3 million during 2008 from $0.6 million during 2007. This decrease is primarily due to lower average investment balances, coupled with lower average interest rates, as compared to the same period last year. In addition, we recognized a loss of approximately $0.1 million on our investments as the fair value of the put option on our auction rate securities was determined to be less than the impairment recorded on our auction rate securities. Please refer to Note 3 to the consolidated financial statements for discussion of our investment in auction rate securities.

Interest Expense. Interest expense decreased slightly due to lower average debt balances during 2008 as compared to 2007.

Provision for Income Taxes. During 2008, we recorded income taxes of $0.2 million primarily for states in which income taxes are not calculated based upon net income. During 2007, we incurred $0.4 million of federal and state tax expense, including a non-cash charge of $0.2 million related to stock options exercised during 2007 which required the recording of additional tax expense under Statement of Financial Accounting Standard No. 123R, *Share-Based Payment.*

Loss from Discontinued Operations, Net of Tax. During September 2008, we closed our Naples, Florida restaurant to focus our attention on our profitable restaurants. As a result of the closure, we determined that the closure met the criteria for classification as a discontinued operation during 2008. Accordingly, all impairment charges and exit costs, along with the sales, costs and expenses and income taxes attributable to this restaurant are included in discontinued operations for all periods presented. See Note 2 to the consolidated financial statements for additional discussion.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Restaurant Sales. Restaurant sales increased by $19.2 million, or 38.2%, to $69.5 million during 2007 from $50.3 million during 2006 primarily as a result of $17.9 million in additional revenue associated with the opening of eight restaurants since April 2006, and a $1.2 million or 2.7% increase in same-store sales. The increase in comparable restaurant sales benefited from an effective menu price increase of approximately 3.8%.

Cost of Sales. Cost of sales increased by $5.3 million or 36.9%, to $19.6 million during 2007 from $14.3 million during 2006. Cost of sales as a percentage of restaurant sales decreased 0.3% to 28.2% in 2007 from 28.5% during 2006. Cost of sales in 2007 was positively affected by lower seafood costs and a 7.5% reduction in the number of operating weeks contributed by restaurants open less than six months resulting from the timing of new restaurant openings. Cost of sales are typically higher during the first six months of operations for our new restaurants versus our mature restaurants as management teams become accustomed to predicting, managing, and servicing the sales volumes we expect at our restaurants.

Additionally, beginning in the second half of 2007, we started the implementation of a new automated food cost and inventory management system in our restaurants. The initiative was completed in July of 2008 and has resulted in more efficient management of our food costs.

Labor. Labor costs for our restaurants increased by $6.0 million, or 38.6% to $21.6 million during 2007 from $15.6 million during 2006. Labor expenses as a percentage of restaurant sales increased 0.1% to 31.0% during 2007 from 30.9% during 2006. This increase was primarily due to higher average wages to attract and retain qualified restaurant managers and the impact of federal and state minimum wage increases that were implemented during 2007.

Occupancy. Occupancy expense increased by $1.1 million, or 32.8% to $4.5 million during 2007 from $3.4 million during 2006. Occupancy expenses as a percentage of restaurant sales decreased 0.3% to 6.4% in 2007 from 6.7% in 2006. The decrease reflects increased leverage of these costs from higher sales volume.

Restaurant Operating Expenses. Restaurant operating expenses increased by $2.6 million, or 37.9% to $9.5 million during 2007 from $6.9 million during 2006. Restaurant operating expenses as a percentage of restaurant sales decreased 0.1% to 13.6% during 2007 from 13.7% during 2006.

General and Administrative. General and administrative expenses increased by $0.1 million, or 1.9% to $7.3 million during 2007 from $7.2 million during 2006. The $0.1 million increase was primarily attributable to planned investments in corporate personnel to support our growth, in addition to the write-off of costs for architectural drawings and certain contractor costs. These costs were partially offset by a decrease of $0.4 million in stock-based compensation expense and $0.4 million of separation costs incurred in 2006 related to the retirement of our former president and chief executive officer. General and administrative expenses as a percentage of restaurant sales were 10.5% during 2007 compared to 14.2% during 2006.

Preopening Expense. Preopening expense was essentially flat at $2.0 million during both 2007 and 2006. Our preopening costs will fluctuate from period to period depending upon the number of restaurants opened, the timing of new restaurant openings, the location of the restaurants, and the complexity of the staff hiring and training process.

Depreciation and Amortization. Depreciation and amortization expense increased by $1.5 million, or 39.0% to $5.4 million during 2007 from $3.9 million during 2006. The increase was primarily the result of additional depreciation and amortization on four restaurants opened during 2007 and a full year of depreciation and amortization on four restaurants that opened during 2006. Depreciation and amortization expense as a percentage of restaurant sales was flat at 7.8% during both 2007 and 2006.

Interest Income and Other, Net. Interest income and other, net decreased by $0.3 million to $0.6 million during 2007 from $0.9 million during 2006 primarily due to lower average investment balances as a result of the sale of investments to fund new restaurant development.

Interest Expense. Interest expense decreased by $0.2 million to $0.1 million in 2007 compared to $0.3 million during the prior year. The decrease is primarily due to higher capitalized interest incurred in the construction of our new restaurants and lower average debt balances.

Provision for Income Taxes. Our provision for income taxes increased by $0.3 million to $0.4 million during 2007 compared to $0.1 million during 2006. During 2007, we incurred $0.4 million of federal and state tax expense, including a non-cash charge of $0.2 million related to stock options exercised during 2007 which required the recording of additional tax expense under Statement of Financial Accounting Standard No. 123R, *Share-Based Payment.* During 2006, we did not incur a federal income tax liability and recorded state income taxes of $0.1 million for states in which no state net operating loss carryforwards exist.

Potential Fluctuations in Quarterly Results and Seasonality

Our quarterly operating results may fluctuate significantly as a result of a variety of factors, including the following:

- timing of new restaurant openings and related expenses;
- restaurant operating costs and preopening costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;
- labor availability and costs for hourly and management personnel;
- profitability of our restaurants, especially in new markets;
- increases and decreases in comparable restaurant sales;
- impairment of long-lived assets and any loss on restaurant closures;
- changes in borrowings and interest rates;
- general economic conditions;
- weather conditions or natural disasters;
- timing of certain holidays;
- new or revised regulatory requirements and accounting pronouncements;
- changes in consumer preferences and competitive conditions; and
- fluctuations in commodity prices.

Our business is also subject to seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the spring and summer months and winter holiday season. Consequently, our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly as a result of seasonality and the factors discussed above. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of our investors. In that event, the price of our common stock would likely decrease.

Quarterly Results of Operations

The following table presents unaudited consolidated statement of operations data for each of the eight quarters in the period ended December 31, 2008. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our annual financial statements and related notes. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	Quarter Ended							
	2008				2007			
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	(In thousands, except per share data)							
Consolidated Statement of Operations Data:								
Restaurant sales	$ 18,103	$ 19,685	$ 19,454	$ 18,573	$ 14,807	$ 18,605	$ 18,652	$ 17,457
Costs and expenses:								
Cost of sales	5,193	5,369	5,254	4,914	4,271	5,264	5,166	4,899
Labor	6,127	6,380	6,496	6,393	4,705	5,655	5,581	5,613
Occupancy	1,256	1,244	1,260	1,397	1,005	1,153	1,153	1,154
Restaurant operating expenses	2,588	2,902	2,978	2,846	1,990	2,580	2,514	2,395
General and administrative	1,852	2,026	2,079	2,459	1,769	1,832	1,885	1,808
Preopening expense	178	541	471	883	488	350	367	757
Depreciation and amortization	1,566	1,584	1,656	1,741	1,202	1,386	1,394	1,446
Asset impairment charge	—	—	—	3,219	—	—	—	—
Total costs and expenses	18,760	20,046	20,194	23,852	15,430	18,220	18,060	18,072
(Loss) income from operations	(657)	(361)	(740)	(5,279)	(623)	385	592	(615)
Nonoperating expenses:								
Interest income and other, net	204	105	62	(75)	160	131	140	186
Interest expense	(34)	(17)	—	—	—	(42)	(37)	(6)
(Loss) income from continuing operations before provision for income taxes	(487)	(273)	(678)	(5,354)	(463)	474	695	(435)
Provision for income taxes	75	75	55	—	24	49	74	259
(Loss) income from continuing operations	(562)	(348)	(733)	(5,354)	(487)	425	621	(694)
Loss from discontinued operations, net of tax	(111)	(187)	(3,161)	(45)	(56)	(112)	(177)	(189)
Net (loss) income	$ (673)	$ (535)	$ (3,894)	$ (5,399)	$ (543)	$ 313	$ 444	$ (883)
Net (loss) income per share - Basic:								
Continuing operations	$ (0.08)	$ (0.05)	$ (0.11)	$ (0.82)	$ (0.08)	$ 0.07	$ 0.11	$ (0.11)
Discontinued operations	(0.02)	(0.03)	(0.49)	(0.01)	(0.01)	(0.02)	(0.03)	(0.03)
Net (loss) income	$ (0.10)	$ (0.08)	$ (0.60)	$ (0.83)	$ (0.09)	$ 0.05	$ 0.08	$ (0.14)
Net (loss) income per share - Diluted:								
Continuing operations	$ (0.08)	$ (0.05)	$ (0.11)	$ (0.82)	$ (0.08)	$ 0.07	$ 0.10	$ (0.11)
Discontinued operations	(0.02)	(0.03)	(0.49)	(0.01)	(0.01)	(0.02)	(0.03)	(0.03)
Net (loss) income	$ (0.10)	$ (0.08)	$ (0.60)	$ (0.83)	$ (0.09)	$ 0.05	$ 0.07	$ (0.14)
Weighted average shares used in computation:								
Basic	6,609	6,565	6,498	6,502	5,854	5,866	5,891	6,319
Diluted	6,609	6,565	6,498	6,502	5,854	6,233	6,238	6,319

Liquidity and Capital Resources

Our primary capital requirements are for new restaurant development. During the last three years, we have funded our development of new restaurants primarily from the proceeds of our initial public offering, cash flows from operations, and the sale of equity securities in a private placement transaction. We intend to continue developing new restaurants in markets where we believe our concept will have broad appeal and attractive restaurant-level economics. Similar to many restaurant chains, we utilize operating lease arrangements for all of our restaurant locations. We believe that our operating lease arrangements provide appropriate leverage for our capital structure in a financially efficient manner. We are typically required to expend cash to perform site-related work and to construct and equip our restaurants. The average investment cost for our restaurants depends upon the type of lease entered into, the amount of tenant improvement allowance we receive from landlords, and whether we assume responsibility for the construction of the building. We expect the cash investment cost of our prototype restaurant to be approximately $2.5 million, net of landlord tenant improvement allowances between $0.7 million and $1.2 million, and excluding cash preopening expenses of approximately $0.4 million. We expect these costs will vary from one market to another based on real estate values, zoning regulations, labor markets and other variables. We also require capital resources to maintain our existing base of restaurants and to further expand and strengthen the capabilities of our corporate and information technology infrastructures.

Future Capital Requirements

Our capital requirements, including development costs related to the opening of new restaurants, have historically been significant. Our future cash requirements and the adequacy of available funds will depend on many factors, including the operating performance of our restaurants, the pace of expansion, real estate markets, site locations, the nature of the arrangements negotiated with landlords and the credit market environment.

Based upon our current growth plan, our current cash and investment balances coupled with anticipated cash flow generated from operations and availability under our line of credit will not be sufficient to fund planned restaurant openings during 2009. Our Board of Directors has formed a special committee to work closely with management and the Company's outside professional advisors to identify, review and oversee the structuring, negotiation and execution of reasonable financing alternatives in the best interests of the Company and its stockholders.

We believe that we have many alternatives available to continue operations, including temporarily suspending new restaurant construction, to enable us to generate sufficient funds to satisfy working capital requirements until financing becomes available. We may seek to raise such capital through public or private equity or debt financing. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could impact our growth plans, financial condition, and results of operations. Additional equity financing may result in dilution to current shareholders and debt financing, if available, may involve significant cash payment obligations or financial covenants and ratios that may restrict our ability to operate our business.

Bridge Loan

On March 6, 2009, we entered into a Note and Warrant Purchase Agreement (the "Agreement") with certain accredited investors whereby we sold $1.2 million aggregate principal amount of 10% unsecured subordinated notes ("Notes") and warrants ("Warrants") to purchase shares of our common stock. The principal and accrued interest outstanding under the Notes are due and payable upon the earlier of (i) September 2, 2009 or (ii) the closing of any offering of equity securities by the Company generating gross proceeds to the Company of at least $2.5 million. Interest on the Notes is payable on the last day of each month, commencing on April 30, 2009. We may prepay the principal and accrued interest outstanding under the Notes at anytime without penalty. The interest rate on the Notes will increase to 16% if the Notes are outstanding after maturity or upon any other event of default as specified in the Agreement. For each $100,000 issued in Notes, we issued to the noteholder three-year warrants to purchase 10,000 shares of our common stock at an aggregate exercise price per share of $2.29, which was equal to 120% of the five-day average of the closing price of the Company's common stock during the five trading days prior to the date of issuance. We intend to use the net proceeds from the offering to supplement our operating cash flows and fund capital expenditure requirements.

As part of the Agreement, as soon as reasonably practicable after filing with the SEC our annual report on Form 10-K for the year ended December 31, 2008, we will file with the SEC a registration statement to reflect a rights offering with targeted gross proceeds to the Company of at least $2.5 million (the "Rights Offering") pursuant to which each stockholder of the Company will have the right to purchase, at a per share subscription price to be determined by the Company's Board of Directors or a committee thereof (which subscription price shall reflect a discount to the market price of our common stock on the date of determination of such price by our Board of Directors or a committee thereof), a number of shares of common stock for each share of common stock held as of the record date for the Rights Offering. The terms of the Rights Offering shall provide that any shares of our common stock that are not subscribed for in the Rights Offering shall be offered to the investors of the Notes on a pro rata basis based on the aggregate principal amount of Notes outstanding and at the same subscription price as offered to the existing stockholders in the Rights Offering.

Equipment Loans

As of December 31, 2008, we had five equipment term loans with lenders, each collateralized by restaurant equipment. The outstanding principal balance under these loans aggregated $2.0 million. The loans bear interest at rates ranging from 7.0% to 8.5% and require monthly principal and interest payments aggregating approximately $71,000. The loans mature between June 2010 and June 2012. The loans also require us to maintain certain financial covenants calculated at the end of each calendar year, and we were in compliance with all such financial covenants as of December 31, 2008.

Credit Facility

During October 2008, as part of the settlement agreement with UBS, our broker in which we have invested in auction rate security instruments, we entered into a line of credit that is secured by the auction rate security instruments held with the broker. Available borrowings under the line of credit are based upon terms specified in the agreement and subject to adjustment by UBS after consideration of various factors. At December 31, 2008, $2,488,000 was outstanding under the line of credit. Borrowings under the line of credit are callable by the broker at any time. The line of credit is structured at a cost that effectively offsets the interest earned on the auction rate securities. As a result of this callable feature, the line of credit is classified as short-term in the accompanying consolidated balance sheets, even though the loan does not expire until June 30, 2010. See Note 3 to the consolidated financial statements for further information on the auction rate securities and the settlement agreement.

Stock Repurchase Program

During April 2008, our Board of Directors approved a stock repurchase program under which we are authorized to repurchase up to 600,000 shares of our common stock. We repurchased 116,200 shares at a total cost of $1,000,000 during 2008 under a section 10b5-1 purchase program. The authorization does not have an expiration date and it does not require us to purchase a specific number of shares. This authorization may be modified, suspended or terminated at any time. The timing and number of shares repurchased pursuant to the stock repurchase authorization are subject to a number of factors, including current market conditions, legal constraints and available cash or other sources of funding.

Cash Flows

The following table summarizes our primary sources and uses of cash during the periods presented.

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Net cash provided by (used in):			
Operating activities	$ 6,693	$ 5,701	$ 8,666
Investing activities	(10,118)	(12,781)	(10,758)
Financing activities	911	10,137	(440)
Net (decrease) increase in cash and cash equivalents	$ (2,514)	$ 3,057	$ (2,532)

Operating Activities. During 2008, net cash provided by operating activities was $6.7 million and exceeded our net loss by $17.2 million primarily due to depreciation and amortization, non-cash asset impairment charges, and an increase in the deferred rent liability, partially offset by our net loss of $10.5 million. During 2007, net cash provided by operating activities was $5.7 million and exceeded our net loss by $6.4 million due principally to the effect of depreciation and amortization, an increase in the deferred rent liability and the effect of non-cash stock-based compensation. Net cash provided by operating activities decreased $3.0 million from $8.7 million during 2006 to $5.7 million during 2007 principally due to a $3.1 million change resulting from the timing of vendor payments and a $3.0 million difference in deferred rent partially offset by a reduction in our net loss by $2.1 million. During 2006, net cash provided by operating activities was $8.7 million principally due to an increase in the deferred rent liability, depreciation and amortization, an increase in accounts payable and accrued expenses, and non-cash stock-based compensation, partially offset by our net loss of $2.7 million, an increase in receivables primarily relating to tenant improvement allowances and an increase in other current assets.

Investing activities. We fund the development and construction of our new restaurants primarily with cash and investments. Net cash used in investing activities was $10.1 million during 2008 reflecting $17.1 million to fund construction at three restaurants opened during 2008 and one restaurant opened during January 2009, as well as capital expenditures for existing restaurants and other restaurants scheduled to open during 2009. This increase was partially offset by $7.3 million in proceeds from the sale of investments to fund this construction. Net cash used in investing activities was $12.8 million during 2007 which consisted primarily of $12.8 million in expenditures for leasehold improvements and restaurant equipment principally to construct new restaurants. Net cash used in investing activities was $10.8 million during 2006, reflecting $20.8 million for the funding of construction in progress and the purchase of property and equipment, the majority of which related to our five restaurant openings in 2006 and planned restaurant openings in 2007. Investing activities during 2006 also include net proceeds of $10.0 million from the sale of investments to fund this construction.

Financing Activities. Net cash provided by financing activities was $0.9 million during 2008 principally consisting of $2.5 million in net borrowings under our line of credit offset by the purchase of 116,200 shares of common stock under our stock repurchase program at a total cost of $1.0 million, and $0.7 million in principal payments on equipment notes. Net cash provided by financing activities was approximately $10.1 million during 2007 consisting primarily of $10.0 million in net proceeds from the sale of common stock in a private placement transaction, $0.6 million in proceeds primarily from the issuance of common stock as a result of the exercise of stock options and warrants, partially offset by $0.6 million of principal payments on equipment loans. Net cash used in financing activities was $0.4 million during 2006 principally consisting of $0.7 million of principal payments on our equipments loans, partially offset by $0.3 million in proceeds from the issuance of common stock from the exercise of stock options and stock issued under our employee stock purchase plan.

Aggregate Contractual Obligations

The following table sets forth our contractual commitments as of December 31, 2008 (in thousands).

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-term notes payable, including current portion	$ 2,037	$ 717	$ 1,188	$ 132	$ —
Line of credit(1)	2,488	2,488	—	—	—
Operating leases	69,885	6,023	14,431	14,586	34,845
Total	$ 74,410	$ 9,228	$15,619	$ 14,718	$ 34,845

(1) The line of credit does not expire until June 30, 2010, but is callable upon demand and is classified as a short-term obligation in the consolidated balance sheets. See Note 8 to the consolidated financial statements for further information.

The table above does not include obligations related to lease renewal option periods even if it is reasonably assured that we will exercise the related option. In addition, the table above does not reflect unrecognized tax benefits of $158,000, the timing of which is uncertain. Refer to Note 10 of the Consolidated Financial Statements for additional discussion on unrecognized tax benefits. We have evaluated and determined that we do not have any purchase obligations as defined in the SEC Final Rule No. 67, *Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations*.

Off-Balance Sheet Arrangements

We had no off-balance sheet guarantees or off-balance sheet arrangements as of December 31, 2008.

Critical Accounting Policies

Critical accounting policies are those that we believe are most important to the portrayal of our financial condition and results of operations and also require our most difficult, subjective, or complex judgments. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under various conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgment that is involved in preparing our consolidated financial statements.

Fair Value Measurements

We adopted the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157") effective January 1, 2008. We rely on unobservable (Level 3) inputs, which are highly subjective, in determining the fair value of our auction rate security instruments and related put option.

Our investment portfolio includes auction rate securities that are reflected at estimated fair value in the consolidated balance sheets. We held auction rate securities with a par value of $6.6 million which are classified as trading securities at December 31, 2008. Historically, due to the auction process that reset interest rates at pre-determined calendar intervals, generally every 28 days, quoted market prices were readily available, which would have qualified as Level 1 under SFAS 157. Since February 2008, events in the credit markets have adversely affected the auction market and auctions for these securities have failed, and, therefore, we estimated the fair value of our auction rate securities using valuation models obtained from third parties. The valuation models require numerous assumptions and assessments, including the following: (i) collateralization underlying each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; (iii) the creditworthiness of the counterparty; and (iv) the current illiquidity of the investments. These assumptions, assessments and the interpretations of relevant market data are subject to uncertainties, are difficult to predict and require significant judgment. The use of different assumptions, applying different judgment to inherently subjective matters and changes in future market conditions could result in significantly different estimates of fair value. The fair value of our auction rate securities could change significantly based on market conditions and continued uncertainties in the credit markets. Due to these events, we classified our auction rate securities as Level 3 during the first quarter 2008.

All of our auction rate securities are collateralized by student loan portfolios of which approximately 90% of the par value is guaranteed by the federal government under the Federal Family Education Loan Program, $5.8 million of which had a AAA rating and the remainder had a AA rating, but has an insurance policy guaranteeing both the principal and accrued interest. Despite the quality of the underlying collateral, the market for auction rate securities and other securities has been diminished due to the lack of liquidity experienced in the market throughout 2008 and expected to be experienced into the future. Through September 30, 2008, we had experienced a $0.6 million decline in fair value, which we had classified as temporary and reflected as an unrealized loss in accumulated other comprehensive loss. As a result of the settlement agreement we entered into with UBS during October 2008, pursuant to which UBS issued the Company a right to put the securities back to UBS at full par value beginning June 30, 2010, we elected to transfer the securities from available-for-sale to trading, and as a result, recorded a $0.7 million impairment as other than temporary due to the continued auction failures and expected lack of liquidity in the capital markets into the foreseeable future.

We have elected to apply the fair value option under Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* to the settlement agreement with UBS in which we have the right to sell the auction rate securities at par to UBS beginning on June 30, 2010. We recorded a $0.6 million gain associated with the fair value of this put option, which partially offsets the $0.7 million of related auction rate securities impairment discussed above. The fair value of the put option is determined by comparing the fair value of the related auction rate securities to their par values and also considers the credit risk associated with the broker. This put option will be adjusted on each balance sheet date based on its then fair value. The fair value of the put option is based on unobservable inputs and is therefore classified as Level 3 in the hierarchy.

Property and Equipment

We record all property and equipment at cost less accumulated depreciation and we select useful lives that reflect the actual economic lives of the underlying assets. We amortize leasehold improvements over the shorter of the useful life of the asset or the related lease term. We calculate depreciation using the straight-line method for financial statement purposes. We capitalize improvements and expense repairs and maintenance costs as incurred. We are often required to exercise judgment in our decision whether to capitalize an asset or expense an expenditure that is for maintenance and repairs. Our judgments may produce materially different amounts of repair and maintenance or depreciation expense if different assumptions were used.

We periodically perform asset impairment analysis of property and equipment related to our restaurant locations. We perform these tests when we experience a "triggering" event such as a major change in a location's operating environment, or other event that might impact our ability to recover our asset investment. This process requires the use of estimates and assumptions which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets. Also, we have a policy of reviewing the financial operations of our restaurant locations on at least a quarterly basis. Locations that do not meet expectations are identified and monitored closely throughout the year, including the review of actual results and analyzing of budgets for the ensuing year. If we deem that a location's results will continue to be below expectations, we will analyze alternatives for its continued operation. At that time, we will perform an asset impairment test. If we determine that the asset's carrying value exceeds the future undiscounted cash flows, we will determine the fair value of the asset and record an impairment charge to reduce the asset to its fair value. Calculation of fair value requires significant estimates and judgments which could vary significantly based on our assumptions. Upon an event such as a formal decision for abandonment (restaurant closure), we may record additional impairment charges. Any carryover basis of assets will be depreciated over the respective remaining useful lives.

Leasing Activities

We lease all of our restaurant properties. At the inception of the lease, we evaluate each property and classify the lease as an operating or capital lease in accordance with Statement of Financial Accounting Standards No. 13, *Accounting for Leases*. We exercise significant judgment in determining the estimated fair value of the restaurant as well as the discount rate used to discount the future minimum lease payments. The term used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can reasonably be assured and failure to exercise such option would result in an economic penalty. All of our restaurant leases are classified as operating leases.

Our lease term used for straight-line rent expense is calculated from the date we take possession of the leased premises through the lease termination date. There is potential for variability in our "rent holiday" period which typically begins on the possession date and ends on the store open date. Factors that may affect the length of the rent holiday period generally include construction related delays. Extension of the rent holiday period due to delays in restaurant opening will result in greater rent expensed during the rent holiday period.

We record contingent rent expense based on a percentage of restaurant sales, which exceeds minimum base rent, over the periods the liability is incurred. Contingent rent expense is recorded prior to achievement of specified sales levels if achievement of such amounts is considered probable and estimable.

Income Taxes

We provide for income taxes based on our estimate of federal and state tax liabilities using the recognition threshold and measurement attribute provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). These estimates consider, among other items, effective rates for state and local income taxes, allowable tax credits for items such as taxes paid on reported tip income, estimates related to depreciation and amortization expense allowable for tax purposes, and the tax deductibility of certain other items. Our estimates are based on information available to us at the time we prepare the income tax provision. We generally file our annual income tax returns several months after our fiscal year end. Income tax returns are subject to audit by federal, state, and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

Deferred income tax assets and liabilities are recognized for the expected future income tax consequences of carryforwards and temporary differences between the book and tax basis of assets and liabilities. Valuation allowances are established for deferred tax assets that are deemed more likely than not to be realized in the near term. We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we establish valuation allowances to offset any deferred tax asset recorded. The valuation allowance is based on our estimates of future taxable income in each jurisdiction in which we operate, tax planning strategies, and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates, we may be unable to implement certain tax planning strategies or adjust these estimates in future periods. As we update our estimates, we may need to establish an additional valuation allowance which could have a material negative impact on our results of operations or financial position, or we could reduce our valuation allowances which would have a favorable impact on our results of operations and financial position.

Stock-Based Compensation

We account for stock-based compensation in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"). The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model and is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the actual and projected employee and director stock option exercise behavior. The use of an option pricing model also requires the use of a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, and expected term. Expected volatility is based on the historical volatility of a peer group of companies over the expected life of the option as we do not have enough history trading as a public company to calculate our own stock price volatility. We utilize historical data to estimate option exercise and employee termination behavior within the valuation model. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. SFAS 123R also requires us to estimate forfeitures at the time of grant and revise these estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimate forfeitures based on our expectation of future experience while considering our historical experience. Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized in the consolidated statement of operations. We are also required to establish deferred tax assets for expense relating to options that would be expected to generate a tax deduction under their original terms. The recoverability of such assets are dependent upon the actual deduction that may be available at exercise and can further be impaired by either the expiration of the option or an overall valuation reserve on deferred tax assets.

We believe the estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial condition or results of operations.

Recent Accounting Pronouncements

See the Recent Accounting Pronouncements section of Note 1 to our consolidated financial statements for a summary of new accounting standards.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rates

We are exposed to market risk primarily from fluctuations in interest rates on our investments. We held approximately $6.9 million in investments as of December 31, 2008. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations. For 2008, the average interest rate earned on our investments was approximately 3.0%. A hypothetical 100 basis point decline in the interest rate earned on our investments would decrease our interest income by approximately $0.1 million.

Primary Market Risk Exposures

Our primary market risk exposures are in the areas of commodity costs, labor costs, and construction costs. Many of the food products purchased by us are affected by changes in weather, production, availability, seasonality, and other factors outside our control. In addition, we believe that almost all of our food and supplies are available from several sources, which helps to control food commodity risks. We also believe that we have the ability to increase certain menu prices in response to food commodity price increases. Our labor costs are impacted by increases in the minimum wage rate as many of our employees are paid labor rates related to federal and state minimum wage laws. We have exposure to rising construction costs, which may impact our actual cost to develop new restaurants. Although the cost of restaurant construction will not impact significantly the operating results of the restaurant, it would impact the return on investment for such restaurant. In addition, many of our leases require us to pay taxes, maintenance, repairs, insurance, and utilities, all of which are generally subject to inflationary increases.

Item 8. *Financial Statements and Supplementary Data*

Reference is made to the consolidated financial statements, the notes thereto, and the report thereon, commencing on page F-1 of this report, which financial statements, notes, and report are incorporated herein by reference.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures are effective to ensure that we record, process, summarize, and report information required to be disclosed by us in our reports filed under the Securities Exchange Act within the time periods specified by the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. As defined in the securities laws, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the criteria in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon this evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report on Form 10-K for the year ended December 31, 2008.

Changes in Internal Control over Financial Reporting

There has not been any change in our internal control over financial reporting during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item relating to our directors is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2009 Annual Meeting of Stockholders. The information required by this Item relating to our executive officers is included in Part I, Item 1 "Business – Executive Officers."

Item 11. ***Executive Compensation***

The information required by this Item is incorporated herein by reference to the information contained in the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2009 Annual Meeting of Stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item is incorporated herein by reference to the information contained in the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2009 Annual Meeting of Stockholders.

Item 13. **Certain Relationships and Related Transactions, and Director Independence**

The information required by this Item is incorporated herein by reference to the information contained in the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2009 Annual Meeting of Stockholders.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item is incorporated herein by reference to the information contained in the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2009 Annual Meeting of Stockholders.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as a part of the report:

(1) Financial Statements

Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of this report.

(2) Financial Statement Schedules

No financial statement schedules are included because such schedules are not applicable, are not required, or because required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits

Exhibit Number	Exhibit
3.1	Amended and Restated Certificate of Incorporation of the Registrant (2)
3.3	Amended and Restated Bylaws of Kona Grill, Inc., as of October 30, 2007 (7)
3.4	Certificate of Designations, Preferences, and Rights of Series A Junior Participating Preferred Stock of Kona Grill, Inc. (10)
4.1	Form of Common Stock Certificate (3)
4.2	Kona Grill, Inc. Stockholders' Agreement, dated August 29, 2003 (3)
4.3	Kona Grill, Inc. Series A Investor Rights Agreement, dated August 29, 2003 (3)
4.4	Amendment No. 1 to Kona Grill, Inc. Series A Investor Rights Agreement, dated May 31, 2005 (3)
4.5	Rights Agreement, dated May 27, 2008 between Kona Grill, Inc. and Continental Stock Transfer & Trust, as rights agent (10)
4.6	Form of Promissory Note (11)
4.7	Form of Warrant (11)
10.3*	Employment Agreement, effective October 1, 2003, between the Company and Jason J. Merritt (1)
10.4*	Employment Letter Agreement, effective October 15, 2004, between the Company and Mark S. Robinow (1)
10.6(a)	Loan Agreement, dated May 19, 2003, between GE Capital Franchise Finance Corporation and Kona Grill Kansas City, Inc. (1)
10.6(b)	Promissory Note, dated May 19, 2003, issued by Kona Grill Kansas City, Inc. in favor of GE Capital Franchise Finance Corporation (1)
10.7(a)	Loan Agreement, dated April 30, 2004, between GE Capital Franchise Finance Corporation and Kona Grill Las Vegas, Inc. (1)
10.7(b)	Promissory Note, dated April 30, 2004, issued by Kona Grill Las Vegas, Inc. in favor of GE Capital Franchise Finance Corporation (1)
10.8(a)	Form of Equipment Loan and Security Agreement (i) dated as of September 2, 2004, between Kona Grill Denver, Inc. and GE Capital Franchise Finance Corporation; (ii) dated as of December 31, 2004, between Kona Grill Omaha, Inc. and GE Capital Franchise Finance Corporation; and (iii) dated January 21, 2005 between Kona Grill Indiana, Inc. and GE Capital Franchise Finance Corporation (1)
10.8(b)	Form of Equipment Promissory Note, each in favor of GE Capital Franchise Finance Corporation (i) dated as of April 22, 2005, issued by Kona Grill Omaha, Inc.; and (ii) dated as of May 20, 2005, issued by Kona Grill Indiana, Inc. (1)

Exhibit Number	Exhibit
10.8(c)	Equipment Promissory Note, dated September 17, 2004, issued by Kona Grill Denver, Inc. in favor of GE Capital Franchise Finance Corporation (1)
10.10*	Kona Grill, Inc. 2002 Stock Plan (as of November 13, 2002) (1)
10.11*	Kona Grill, Inc. 2005 Stock Award Plan (2)
10.12*	Kona Grill, Inc. 2005 Employee Stock Purchase Plan (amended as of August 15, 2005) (4)
10.15*	Form of Stock Option Agreement (2005 Stock Award Plan) (5)
10.16*	Employment Agreement, dated as of September 26, 2006, between the Company and Marcus E. Jundt (6)
10.17	Securities Purchase Agreement, dated November 1, 2007, among Kona Grill, Inc. and the investor parties thereto (8)
10.18	Common Stock Purchase Warrant, dated February 4, 2008, in favor of Richard J. Hauser (9)
10.19	Common Stock Purchase Warrant, dated February 4, 2008, in favor of Marcus E. Jundt (9)
10.21	Note and Warrant Purchase Agreement, dated March 6, 2009, among Kona Grill, Inc. and the investor parties thereto (11)
21	List of Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management contract or compensatory plan or arrangement in which directors or executive officers are eligible to participate.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-125506), as filed with the Commission on June 3, 2005.

(2) Incorporated by reference to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-125506), as filed on July 8, 2005.

(3) Incorporated by reference to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-125506), as filed on July 21, 2005.

(4) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (Registration No. 333-127593), as filed with the Commission on August 16, 2005.

(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the Commission on May 8, 2006.

(6) Incorporated by reference to the Registrant's Current Report on Form 8-K, as filed on September 28, 2006.

(7) Incorporated by reference to the Registrant's Form 8-K filed on November 5, 2007.

(8) Incorporated by reference to the Registrant's Form 8-K filed on November 6, 2007.

(9) Incorporated by reference to the Registrant's Form 10-K filed on March 14, 2008.

(10) Incorporated by reference to the Registrant's Form 8-K filed on May 28, 2008.

(11) Incorporated by reference to the Registrant's Form 8-K filed on March 9, 2009.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONA GRILL, INC.

/s/ Marcus E. Jundt
Marcus E. Jundt
Chairman of the Board, President, and Chief Executive Officer

Date: March 16, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

Signature	Capacity	Date
/s/ Marcus E. Jundt Marcus E. Jundt	Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer)	March 16, 2009
/s/ Mark S. Robinow Mark S. Robinow	Executive Vice President, Chief Financial Officer, and Secretary (Principal Accounting and Financial Officer)	March 16, 2009
/s/ Richard J. Hauser Richard J. Hauser	Director	March 16, 2009
/s/ Douglas G. Hipskind Douglas G. Hipskind	Director	March 16, 2009
/s/ W. Kirk Patterson W. Kirk Patterson	Director	March 16, 2009
/s/ Anthony L. Winczewski Anthony L. Winczewski	Director	March 16, 2009
/s/ Mark A. Zesbaugh Mark Zesbaugh	Director	March 16, 2009

KONA GRILL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Kona Grill, Inc.

We have audited the accompanying consolidated balance sheets of Kona Grill, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kona Grill, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, effective January 1, 2007, and FASB No. 157, *Fair Value Measurements,* and FASB No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115*, effective January 1, 2008.

/s/ Ernst & Young LLP

Phoenix, Arizona
March 6, 2009

KONA GRILL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,477	$ 4,991
Investments	370	14,188
Receivables	980	1,096
Other current assets	938	1,393
Total current assets	4,765	21,668
Long-term investments	6,491	—
Other assets	794	495
Property and equipment, net	53,504	47,311
Total assets	$ 65,554	$ 69,474
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,335	$ 3,324
Accrued expenses	4,878	4,025
Current portion of notes payable	717	663
Line of credit	2,488	—
Total current liabilities	12,418	8,012
Notes payable	1,320	2,037
Deferred rent	16,218	12,994
Total liabilities	29,956	23,043
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 2,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value, 15,000,000 shares authorized, 6,628,191 shares issued and 6,511,991shares outstanding at December 31, 2008 and 6,608,078 shares issued and outstanding at December 31, 2007	66	66
Additional paid-in capital	53,739	53,071
Treasury stock, at cost, 116,200 shares and zero shares at December 31, 2008 and 2007, respectively	(1,000)	—
Accumulated deficit	(17,207)	(6,706)
Total stockholders' equity	35,598	46,431
Total liabilities and stockholders' equity	$ 65,554	$ 69,474

See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31, 2008	2007	2006
Restaurant sales	$ 75,815	$ 69,521	$ 50,322
Costs and expenses:			
Cost of sales	20,730	19,600	14,320
Labor	25,396	21,554	15,555
Occupancy	5,157	4,465	3,363
Restaurant operating expenses	11,314	9,479	6,875
General and administrative	8,416	7,294	7,155
Preopening expense	2,073	1,962	1,971
Depreciation and amortization	6,547	5,428	3,906
Asset impairment charge	3,219	—	—
Total costs and expenses	82,852	69,782	53,145
Loss from operations	(7,037)	(261)	(2,823)
Nonoperating expenses:			
Interest income and other, net	296	617	936
Interest expense	(51)	(85)	(294)
(Loss) income from continuing operations before provision for income taxes	(6,792)	271	(2,181)
Provision for income taxes	205	406	60
Loss from continuing operations	(6,997)	(135)	(2,241)
Loss from discontinued operations, net of tax	(3,504)	(534)	(503)
Net loss	$ (10,501)	$ (669)	$ (2,744)
Net loss per share - Basic:			
Continuing operations	$ (1.06)	$ (0.02)	$ (0.39)
Discontinued operations	(0.54)	(0.09)	(0.08)
Net loss	$ (1.60)	$ (0.11)	$ (0.47)
Net loss per share - Diluted:			
Continuing operations	$ (1.06)	$ (0.02)	$ (0.39)
Discontinued operations	(0.54)	(0.09)	(0.08)
Net loss	$ (1.60)	$ (0.11)	$ (0.47)
Weighted average shares used in computation:			
Basic	6,543	5,982	5,791
Diluted	6,543	5,982	5,791

See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Total
	Shares	Amount					
Balances at December 31, 2005	5,706	$ 57	$ 40,467	$ (3,213)	$ —	$ —	$ 37,311
Stock-based compensation expense	—	—	967	—	—	—	967
Issuance of common stock under the Employee Stock Purchase Plan and exercise of stock options and warrants	142	1	288	—	—	—	289
Net loss	—	—	—	(2,744)	—	—	(2,744)
Unrealized holding gain (loss), net	—	—	—	—	—	(1)	(1)
Comprehensive loss							(2,745)
Balances at December 31, 2006	5,848	58	41,722	(5,957)	—	(1)	35,822
Cumulative effect adjustment upon adoption of FIN 48	—	—	15	(80)	—	—	(65)
Tax benefit from stock option exercises	—	—	145	—	—	—	145
Stock-based compensation expense	—	—	607	—	—	—	607
Issuance of common stock, net of $594 of offering expenses	650	7	9,962	—	—	—	9,969
Issuance of common stock under the Employee Stock Purchase Plan and exercise of stock options and warrants	110	1	620	—	—	—	621
Net loss	—	—	—	(669)	—	—	(669)
Unrealized holding gain (loss), net	—	—	—	—	—	1	1
Comprehensive loss							(668)
Balances at December 31, 2007	6,608	66	53,071	(6,706)	—	—	46,431
Stock-based compensation expense	—	—	582	—	—	—	582
Purchase of treasury stock	(116)	—	—	—	(1,000)	—	(1,000)
Issuance of common stock under the Employee Stock Purchase Plan and exercise of stock options and warrants	20	—	86	—	—	—	86
Net loss	—	—	—	(10,501)	—	—	(10,501)
Unrealized holding gain (loss), net	—	—	—	—	—	—	—
Comprehensive loss							(10,501)
Balances at December 31, 2008	6,512	$ 66	$ 53,739	$ (17,207)	$ (1,000)	$ —	$ 35,598

See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2008	2007	2006
Operating activities			
Net loss	$ (10,501)	$ (669)	$ (2,744)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	6,805	5,791	3,943
Stock-based compensation	582	607	967
Asset impairment	5,377	—	—
Excess tax benefit related to stock option exercises	—	(160)	—
Change in operating assets and liabilities:			
Receivables	116	(147)	(852)
Other current assets	455	(652)	(177)
Accounts payable	(218)	(1,123)	1,950
Accrued expenses	853	603	1,175
Deferred rent	3,224	1,451	4,404
Net cash provided by operating activities	6,693	5,701	8,666
Investing activities			
Purchase of property and equipment	(17,146)	(12,755)	(20,775)
(Increase) decrease in other assets	(299)	(88)	67
Net purchases and sales of investments	7,327	62	9,950
Net cash used in investing activities	(10,118)	(12,781)	(10,758)
Financing activities			
Net borrowings on line of credit	2,488	—	—
Repayments of notes payable	(663)	(613)	(729)
Proceeds from issuance of common stock, net of issuance costs	—	9,969	—
Purchase of treasury stock	(1,000)	—	—
Proceeds from issuance of common stock under the Employee Stock Purchase Plan and exercise of stock options and warrants	86	621	289
Excess tax benefit related to stock option exercises	—	160	—
Net cash provided by (used in) financing activities	911	10,137	(440)
Net (decrease) increase in cash and cash equivalents	(2,514)	3,057	(2,532)
Cash and cash equivalents at the beginning of the year	4,991	1,934	4,466
Cash and cash equivalents at the end of the year	$ 2,477	$ 4,991	$ 1,934
Supplemental disclosures of cash flow information			
Cash paid for interest (net of capitalized interest)	$ 51	$ 85	$ 294
Noncash investing activities			
Increase (decrease) in accounts payable related to property and equipment additions	$ 1,229	$ (169)	$ 1,067

See accompanying notes to the consolidated financial statements.

KONA GRILL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008

1. The Company and Summary of Significant Accounting Policies

Description of Business

Kona Grill, Inc. (referred to herein as the "Company" or "we," "us," and "our") owns and operates upscale casual dining restaurants under the name "Kona Grill." Our restaurants feature a diverse selection of mainstream American dishes and award-winning sushi that are prepared fresh daily. We currently own and operate 21 restaurants in 13 states across the United States.

Basis of Presentation

The accompanying consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company's financial statements as of December 31, 2008 have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Although the Company had negative working capital as of December 31, 2008, which raised some doubt as to its ability to satisfy its obligations during that next fiscal year, management believes that operating cash flow, available cash and credit resources will be adequate to make repayments of indebtedness, meet the working capital needs, and to satisfy the needs of its operations through December 31, 2009.

The Company's capital requirements, including development costs related to opening of new restaurants, have been historically significant. Based upon anticipated cash flow generated from operations and availability under our line of credit, there is not sufficient cash to fund planned restaurant openings during 2009. To meet anticipated capital expenditures during the next twelve months, the Company plans to finance future operations through sources that may include private or public equity or debt financing. Although the Company is currently evaluating its options to raise the necessary funds, it can provide no assurance that it will be successful in doing so. If the Company cannot raise sufficient capital to construct new locations, it will not begin or resume new restaurant construction until such time as the Company is able to generate sufficient funds to satisfy working capital requirements and financing becomes available.

Based on the Company's revised business plan, the Company expects to have sufficient liquidity to meet its operating needs through December 31, 2009. If revenues decline further than management's expectations, the Company will take steps to further reduce costs to ensure sufficient cash is available to allow the Company to meet its obligations for the next year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and highly liquid short-term fixed income securities with a maturity of 90 days or less when purchased. Amounts receivable from credit card processors are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within one business day of the sales transaction. Under our asset classification practices, when there is no legal right of offset against cash balances in a specific financial institution, uncleared checks are classified as accounts payable. Uncleared checks totaling approximately $1,013,000 were included in accounts payable as of December 31, 2007. There were no uncleared checks included in accounts payable as of December 31, 2008.

Investments

Investments consist primarily of auction rate securities, corporate debt securities, and government bonds that are generally highly liquid in nature and represent the investment of cash that is available for current operations. We generally invest in high quality securities that are rated "AAA." We classify our investments based on the intended holding period. Available-for-sale securities are carried at estimated fair value, based on available market information, with unrealized gains and losses, if any, reported as a separate component of stockholders' equity. Trading securities are carried at fair value with gains and losses reported in the consolidated statements of operations.

Inventories

Inventories consist of food and beverages and are stated at the lower of cost or market using the first-in, first-out method. Inventories are included in other current assets in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. We capitalize all direct costs on the construction of leasehold improvements and capitalize interest during the construction and development period. Leasehold improvements are amortized over the shorter of the useful life of the asset or the related lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. Improvements that materially extend the life of an asset are capitalized while repair and maintenance costs are expensed as incurred.

Depreciation and amortization are recorded on a straight-line basis over the following estimated useful lives:

Furniture and fixtures	5 to 7 years
Computers and electronic equipment	3 years
Leasehold improvements	Shorter of the useful life or the lease term

We evaluate property and equipment for impairment whenever events or changes in restaurant operating results indicate that the carrying value of those assets may not be recoverable. The assessment of impairment is performed on a restaurant-by-restaurant basis. If indicators of impairment are present and if we determine that the carrying value of the restaurant assets exceeds the projected future undiscounted cash flows, an impairment charge would be recorded to reduce the carrying value of the restaurant assets to its fair value. See Note 2 for discussion of impairment charges recorded during 2008.

Leases

We lease our restaurant locations under operating lease agreements with initial terms of approximately 10 to 20 years. Most of these agreements require minimum annual rent payments plus contingent rent payments based on a percentage of restaurant sales which exceed the minimum base rent. Contingent rent payments, to the extent they exceed minimum payments, are accrued over the periods in which the liability is incurred. Rent expense associated with these contingent payments is recorded prior to the achievement of specified sales levels if exceeding such amount is considered probable and is estimable. The lease agreements typically also require scheduled increases to minimum annual rent payments. For leases that contain rent escalations, we record the total rent payable over the initial lease term, starting on the date we gain possession of the property, (including the construction period) on a straight-line basis. Any difference between minimum rent and straight-line rent is recorded as deferred rent. Deferred rent also includes tenant improvement allowances which are amortized as a reduction of rent expense on a straight-line basis over the initial term of the lease.

Revenue Recognition

Revenues from food, beverage, and alcohol sales are recognized when payment is tendered at the point of sale. Revenues from gift card sales are recognized upon redemption. Prior to redemption, the outstanding balances of all gift cards are included in accrued expenses in the accompanying consolidated balance sheets.

Sales Taxes

Revenues are presented net of sales taxes. The obligation is included in accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for 2008, 2007, and 2006 was $934,000, $1,192,000 and $730,000, respectively, and is included in restaurant operating expenses in the accompanying consolidated statements of operations.

Preopening Expense

Costs directly related to the opening of new restaurants, including employee relocation, travel, employee payroll and related training costs, and rent expense subsequent to the date we take possession of the property through the restaurant opening, are expensed as incurred.

Stock-Based Compensation

We maintain stock option plans which provide for discretionary grants of incentive stock options, non-qualified stock options, restricted stock, and other types of awards to employees, consultants, and non-employee directors. We account for stock-based compensation utilizing the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payment* ("SFAS 123R"). We recognize compensation cost for awards with service only conditions using a graded vesting schedule on a straight line basis over the requisite service period for the entire award.

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are computed at each balance sheet date for temporary differences between the consolidated financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax rates in effect in the years in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that will more likely than not be realized.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 provides detailed guidance for the financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The cumulative effect of applying the provisions of FIN 48 has been reported as an adjustment to the opening balance of our accumulated deficit as of January 1, 2007. We recognize potential accrued interest and penalties related to unrecognized tax benefits within operations as income tax expense.

Net Loss Per Share

Basic net loss is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share excludes the dilutive effect of potential stock option and warrant exercises, which are calculated using the treasury stock method, as these shares are anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share:

	Year Ended December 31,		
	2008	2007	2006
	(In thousands, except per share data)		
Numerator:			
Loss from continuing operations	$ (6,997)	$ (135)	$ (2,241)
Loss from discontinued operations	(3,504)	(534)	(503)
Net loss	$ (10,501)	$ (669)	$ (2,744)
Denominator:			
Weighted average shares — basic	6,543	5,982	5,791
Effect of dilutive stock options and warrants	—	—	—
Weighted average shares — diluted	6,543	5,982	5,791
Net loss per share – Basic and Diluted:			
Continuing operations	$ (1.06)	$ (0.02)	$ (0.39)
Discontinued operations	(0.54)	(0.09)	(0.08)
Net loss	$ (1.60)	$ (0.11)	$ (0.47)

For the years ended December 31, 2008, 2007, and 2006, there were approximately 1,033,000, 855,000, and 867,000 stock options and warrants outstanding, respectively, that were not included in the dilutive earnings per share calculation because the effect would have been anti-dilutive.

Comprehensive Loss

Comprehensive loss is defined as the aggregate change in stockholders' equity, excluding changes in ownership interests. Comprehensive loss reported in the accompanying consolidated statements of stockholders' equity consists of net loss and unrealized gains or losses on available-for-sale securities.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, short-term investments, receivables, accounts payable, and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is determined using current applicable rates for similar instruments and approximates the carrying value of such debt.

Concentration of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk principally consist of cash and cash equivalents, investments and accounts receivable. Concentration of credit risk is limited by diversifying cash deposits among a variety of high credit-quality issuers. At times, cash and cash equivalent balances may be in excess of the FDIC insurance limit. Concentration of credit risk for our investments is limited by diversifying investments among a variety of high credit-quality issuers. We consider our concentration of credit risk with respect to receivables to be limited as the balance is primarily comprised of tenant improvement allowances from landlords.

Recent Accounting Pronouncements

Effective January 1, 2008, we adopted SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. See Note 4 for further discussion of fair value measurements.

On October 10, 2008, the FASB issued FASB Staff Position No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*, ("SFAS 157-3") that clarifies the application of SFAS 157 in a market that is not active. The Company has considered the guidance provided by SFAS 157-3 in its determination of estimated fair values as of December 31, 2008, and the impact was not material.

Effective January 1, 2008, we adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). Under this Statement, we may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. During 2008, we elected the fair value option for rights given by our broker related to our investments in auction rate securities. See Note 3 for further discussion of these rights.

2. Discontinued Operations and Asset Impairment Charges

On September 13, 2008, we closed our Naples, Florida restaurant to focus our attention on the profitable locations and position our concept to generate profit from operations. As a result of the closure, we recorded non-cash asset impairment charges of $2,158,000 as well as ongoing contractual lease obligations, restaurant-level closing costs, and employee termination benefits, net of deferred costs, of approximately $800,000 during 2008. Contractual lease obligations associated with the Naples' closure are included in deferred rent on our accompanying consolidated balance sheet as of December 31, 2008.

We determined that the closure met the criteria for classification as a discontinued operation during 2008. Accordingly, all impairment charges and exit costs, along with the sales, costs and expenses and income taxes attributable to this restaurant have been aggregated within "loss from discontinued operations, net of tax" on our consolidated statements of operations for all periods presented. Loss from discontinued operations, net of tax on our accompanying consolidated statements of operations is comprised of the following (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Restaurant sales	$ 1,531	$ 2,737	$ 371
Loss from discontinued operations before income tax benefit	$ (3,579)	$ (590)	$ (504)
Income tax benefit	75	56	—
Loss from discontinued operations, net of tax	$ (3,504)	$ (534)	$ (504)

Additionally, we recorded non-cash charges of $3,219,000 for the impairment of long-lived assets at our Lincolnshire, Illinois restaurant based upon the restaurant's past and present operating performance combined with our assessment of expected cash flows from this location over the remainder of the original lease term. We intend to continue operating this restaurant and believe that the operating performance of this restaurant can be improved.

3. Investments

The following is a summary of our investments (in thousands):

	Adjusted Cost	Gross Unrealized Losses	Estimated Fair Value
December 31, 2008			
Short-term investments:			
Available-for-sale securities:			
Certificates of deposit	$ 370	$ —	$ 370
Long-term investments:			
Trading securities:			
Auction rate securities	6,491	—	6,491
Total investments	$ 6,861	$ —	$ 6,861
December 31, 2007			
Short-term investments:			
Available-for-sale securities:			
Auction rate securities	$ 8,650	$ —	$ 8,650
Corporate debt securities	5,538	—	5,538
Total investments	$ 14,188	$ —	$ 14,188

As of December 31, 2008, our investment portfolio included auction rate securities with a par value of $6.6 million. These securities are primarily AAA rated long term debt obligations secured by student loans, of which approximately $6.0 million or 90% of the par value is guaranteed by the federal government under the Federal Family Education Loan Program. In addition, one of the securities not fully comprised of federal government guaranteed loans is AA rated, but has an insurance policy guaranteeing both the principal and accrued interest. While the maturity dates of our auction rate securities range from 2029 to 2046, liquidity for these securities has historically been provided by an auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. Since February 2008, events in the credit markets have adversely affected the auction market for these types of securities and auctions for these securities have failed to settle on their respective settlement dates. As a result of the liquidity issues experienced in the credit markets, all of our auction rate securities have experienced failed auctions since February 13, 2008 and therefore do not currently have a readily determinable market value. We estimated the fair value of our auction rate securities using valuation models provided by third parties. The valuation models require numerous assumptions and assessments, including the following: (i) collateralization underlying each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; (iii) the creditworthiness of the counterparty; and (iv) the current illiquidity of the investments.

Our auction rate securities are classified as non-current, trading securities as they are subject to an agreement we entered into with UBS during October 2008 pursuant to which UBS issued to us Series C-2 Auction Rate Securities Rights. The agreement allows the Company the right to put the securities back to UBS at full par value between June 30, 2010 and July 2, 2012. In conjunction with this agreement, the Company has elected to apply the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* to this put option. Also as part of this agreement, UBS agreed to provide a line of credit through June 30, 2010 that is secured by the auction rate securities held with UBS. Both the put option and the auction rate securities are being marked to market value through the consolidated statements of operations each period. The fair value of this put option was estimated at $633,000 and is included in long-term investments in our consolidated balance sheets with the resultant gain offsetting $742,000 of related impairment on the auction rate securities which resulted in a loss of $109,000 that is included in interest income and other, net on the accompanying consolidated statements of operations. As of December 31, 2008, we classified our auction rate securities as long-term investments on our consolidated balance sheet due to the expected timing of when these securities will be redeemed at par value by our broker. We continue to earn interest on our auction rate securities at the maximum contractual rate which approximated 1.9% as of December 31, 2008.

4. Fair Value Measurements

Effective January 1, 2008, we adopted SFAS 157 for our financial instruments. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1: Fair values determined by quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Fair values utilize inputs other than quoted prices that are observable for the asset or liability, and may include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability.

Level 3: Fair values determined by unobservable inputs that are not corroborated by market data and may reflect the reporting entity's own assumptions market participants would use in pricing the asset or liability.

Our short-term investments represent fixed income securities that are valued primarily using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

Our investments in auction rate securities are classified within level 3 because they are valued using a discounted cash flow model (see Note 3). The fair value of the put option is determined by comparing the fair value of the related auction rate securities to their par values and also considers the credit risk associated with UBS. This put option will be adjusted on each balance sheet date based on its then fair value. The fair value of the put option is based on unobservable inputs and is therefore classified within level 3 in the hierarchy. The following table presents information about our assets measured at fair value on a recurring basis at December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in thousands):

	Fair Value Measurements at Reporting Date Using			
Description	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**December 31, 2008**
Certificates of deposit	$ 370	$ —	$ —	$ 370
Auction rate securities (including put option)	—	—	6,491	6,491
	$ 370	$ —	$ 6,491	$ 6,861

The following table summarizes the changes in fair value of our Level 3 auction rate securities as follows (in thousands):

	Year Ended December 31, 2008
Balance at December 31, 2007	$ —
Transfer to Level 3	8,650
Total gains or losses (realized and unrealized)	
Included in earnings	(109)
Included in other comprehensive loss	—
Net settlements	(2,050)
Balance at December 31, 2008	$ 6,491

5. Receivables

Receivables consisted of the following (in thousands):

	December 31, 2008	December 31, 2007
Landlord tenant improvement allowances	$ 970	$ 1,048
Other	10	48
Total receivables	$ 980	$ 1,096

No allowance for doubtful accounts has been recorded as collection of tenant improvement allowances and other receivables is considered probable.

6. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31, 2008	December 31, 2007
Leasehold improvements	$ 49,299	$ 46,251
Equipment	13,406	12,042
Furniture and fixtures	3,548	3,238
	66,253	61,531
Less accumulated depreciation and amortization	(20,004)	(15,091)
	46,249	46,440
Construction in progress	7,255	871
Total property and equipment, net	$ 53,504	$ 47,311

7. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31, 2008	December 31, 2007
Accrued payroll	$ 1,846	$ 1,358
Business and income taxes	663	629
Gift cards	654	533
Sales taxes	643	517
Accrued occupancy	255	227
Other	817	761
Total accrued expenses	$ 4,878	$ 4,025

8. Credit Facility

During October 2008, as part of the settlement agreement with UBS, our broker in which we have invested in auction rate security instruments, we entered into a line of credit that is secured by the auction rate security instruments held with the broker. Available borrowings under the line of credit are based upon terms specified in the agreement and are subject to adjustment by UBS after consideration of various factors. At December 31, 2008, $2,488,000 was outstanding under the line of credit. See Note 3 for further information on the auction rate securities and the settlement agreement. Borrowings under the line of credit are callable by the broker at any time. The line of credit is structured at a cost that effectively offsets the interest earned on the auction rate securities. As a result of this callable feature, the line of credit is classified as short-term in the accompanying consolidated balance sheets, even though the loan does not expire until June 30, 2010.

9. Notes Payable

Notes payable consisted of the following:

	December 31,	
	2008	2007
	(In thousands)	
$1,000,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,521 including interest at 7.87 percent, until October 2011, at which time all remaining principal and interest is due and payable	$ 472	$ 615
$1,000,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,526 including interest at 7.88 percent, until May 2011, at which time all remaining principal and interest is due and payable	409	556
$993,544 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,015 including interest at 7.04 percent, until June 2010, at which time all remaining principal and interest is due and payable	256	412
$600,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $9,508 including interest at 8.52 percent, until May 2012, at which time all remaining principal and interest is due and payable	337	419
$995,000 equipment loan, collateralized by certain restaurant assets of the Company, payable in monthly installments of $15,687 including interest at 8.36 percent, until June 2012, at which time all remaining principal and interest is due and payable	563	698
Total notes payable	2,037	2,700
Less current portion	(717)	(663)
Total notes payable, net of current portion	$ 1,320	$ 2,037

Future maturities of notes payable at December 31, 2008 are as follows (in thousands):

2009	$ 717
2010	684
2011	504
2012	132
Total notes payable	$ 2,037

During 2008, 2007 and 2006, we incurred gross interest expense of $199,000, $242,000, and $294,000, respectively. We capitalized $148,000 and $157,000 of interest costs during 2008 and 2007, respectively.

10. Income Taxes

Income tax expense from continuing operations consisted of the following (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Current:			
Federal[1]	$ 15	$ 190	$ —
State[1]	190	216	60
	205	406	60
Deferred:			
Federal	—	—	—
State	—	—	—
	—	—	—
Total	$ 205	$ 406	$ 60

(1) Excludes federal and state tax benefits resulting from the exercise of stock options, which were credited directly to "Additional paid-in capital."

Income tax expense differed from amounts computed by applying the federal statutory rate to (loss) income from continuing operations before provision for income taxes as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Income tax (benefit) expense at federal statutory rate	$ (2,309)	$ 96	$ (737)
State income taxes, net of federal benefit	125	88	40
Nondeductible expenses	373	305	192
Non taxable interest income	—	(2)	(116)
Business tax credit	(1,028)	(831)	(489)
Other	(63)	72	(78)
Discontinued operations	(1,353)	(175)	(171)
Change in valuation reserve	4,460	853	1,419
Total	$ 205	$ 406	$ 60

The temporary differences that give rise to significant portions of deferred tax assets and liabilities were as follows (in thousands):

	December 31,	
	2008	2007
Deferred tax assets (liabilities):		
Net operating loss carryforward	$ 845	$ 120
Deferred rent	5,474	4,854
Business tax credits	2,869	1,881
Organizational and preopening costs	216	306
Impairment of assets	1,200	—
Stock-based compensation	708	503
Accrued expenses	643	—
Property and equipment	(4,601)	(4,183)
Accelerated tax depreciation	850	310
Other	134	87
Net deferred tax assets	8,338	3,878
Valuation allowance	(8,338)	(3,878)
Total	$ —	$ —

The valuation allowance increased by approximately $4,460,000 and $853,000 at December 31, 2008 and 2007, respectively. In assessing the realization of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on historical operating losses, we have elected to maintain a full valuation allowance until realization of deferred tax assets is more likely than not.

At December 31, 2008, we have approximately $1,900,000 and $6,220,000 in federal and state net operating loss carryforwards, respectively, which begin expiring in 2028 for federal income tax purposes and 2011 for state income tax purposes.

In May 2006, Texas changed the franchise tax calculation for tax returns due on or after January 1, 2008 for 2007 business activity. The cumulative effect of the change did not have a material impact on our consolidated financial statements. As a result of the change, Texas net operating loss carryforwards for prior years were converted to a business tax credit of approximately $10,000 that is being used ratably over the next ten years. During 2008 and 2007, we incurred $36,000 and $40,000, respectively, of income tax expense under this tax calculation.

We also have federal business tax credit carryforwards of approximately $2,869,000 which begin expiring in 2021. These credits are also potentially subject to annual limitations due to ownership change rules under the Internal Revenue Code.

As disclosed in Note 1, we adopted the provisions of FIN 48 as of January 1, 2007. As of December 31, 2008 we had $158,000 of unrecognized tax benefits. Future changes in the unrecognized tax benefits are not expected to have a material impact on the effective tax rate, nor do we expect that the amount of unrecognized tax benefits will significantly increase or decrease in the next 12 months. The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

Balance at January 1, 2007	$ 80
Increases related to current year tax positions	35
Increases attributable to tax positions taken during the prior period	52
Expiration of the statue of limitations for the assessment of taxes	—
Settlements with taxing authorities	—
Balance at December 31, 2007	$ 167
Increases related to current year tax positions	—
Increases attributable to tax positions taken during the prior period	1
Expiration of the statue of limitations for the assessment of taxes	(10)
Settlements with taxing authorities	—
Balance at December 31, 2008	$ 158

We recognize interest and penalties related to uncertain tax positions in income tax expense. For the year ended December 31, 2008, provision for income taxes includes $12,000 in interest and penalties on unrecognized tax benefits. We had $30,000 accrued for the payment of interest and penalties at December 31, 2008.

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. Federal income tax returns for 2005 through 2008 remain open to examination, while state and local income tax returns for 2004 through 2008 remain open to examination.

11. Stockholders' Equity

Preferred Stock

We are authorized to issue 2,000,000 shares of preferred stock with a par value of $0.01. There were no shares of preferred stock that were issued or outstanding at December 31, 2008 or 2007.

Common Stock

On November 6, 2007, we sold 650,000 shares of common stock at a purchase price of $16.25 per share in a private placement to accredited institutional investors. We received net proceeds of $10.0 million (net of approximately $0.6 million in related fees and expenses). These proceeds are currently being utilized to fund new restaurant development and for general corporate purposes.

Stock Repurchase Program

During April 2008, our Board of Directors approved a stock repurchase program under which we are authorized to repurchase up to 600,000 shares of our common stock. We repurchased 116,200 shares at a total cost of $1,000,000 during 2008 under a section 10b5-1 purchase program. The authorization does not have an expiration date and it does not require us to purchase a specific number of shares. This authorization may be modified, suspended or terminated at any time. The timing and number of shares repurchased pursuant to the share repurchase authorization are subject to a number of factors, including current market conditions, legal constraints and available cash or other sources of funding.

12. Stockholder Rights Plan

On May 27, 2008, our Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan") and a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock") at a price of $55.00 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment and subject to the terms and conditions set forth in the Rights Plan. The Rights will be exercisable only if a person or group acquires 20% or more of the Company's common stock (subject to certain exceptions), and thus becomes an "Acquiring Person" under the Rights Plan, or announces or commences a tender or exchange offer the consummation of which would result in ownership by a person or group of 20% or more of the Company's common stock. Upon any such occurrence, each Right will entitle its holder (other than such Acquiring Person or group of affiliated or associated persons and certain transferees) to purchase, at the Right's then-current exercise price, a number of shares of the Company's common stock having a market value of twice the exercise price. Prior to the time that any person becomes an Acquiring Person, the Rights are redeemable for $0.001 per Right at the option of the Board of Directors. The Rights will expire upon the earlier of May 28, 2011 or May 31, 2009 if the Company's stockholders have not approved the adoption of the Rights Agreement by that date, unless earlier redeemed by the Company.

13. Stock-Based Compensation

Stock Options

We maintain stock award plans which provide for discretionary grants of incentive and nonstatutory stock options, restricted stock, and other types of awards to our employees, consultants, and non-employee directors. A total of 1,075,000 shares of common stock have been reserved for issuance under our plans of which 18,621 shares were available for grant as of December 31, 2008. Stock options issued under these plans are granted with an exercise price at or above the fair market value of the underlying common stock on the date of grant and generally expire five or ten years from the date of grant. Employee stock options granted during 2008 and 2007 vest 25 percent each year over a four-year period, while annual recurring awards for non-employee director options vest 25 percent each quarter over a one-year period.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model and is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the actual and projected employee stock option exercise behavior. The use of an option pricing model also requires the use of a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, and expected term. Expected volatility is based on the historical volatility of a peer group of companies over the expected life of the option as we do not have enough history trading as a public company to calculate our own stock price volatility. The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. We have not paid dividends in the past and do not plan to pay any dividends in the near future. SFAS 123R also requires us to estimate forfeitures at the time of grant and revise these estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimate forfeitures based on our expectation of future experience while considering our historical experience. The fair value of stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007	2006
Expected volatility	36.0%	33.8%	38.6%
Risk-free interest rate	2.5%	4.8%	4.7%
Dividend yield	0.0%	0.0%	0.0%
Expected life (in years)	3.7	3.8	4.4
Weighted average fair value per option granted	$3.42	$6.19	$4.88

Activity during 2008, 2007, and 2006 under our stock award plans was as follows:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding options at December 31, 2005	475,879	$ 5.56		
Granted	398,000	13.72		
Forfeited	(103,514)	5.57		
Exercised	(138,776)	5.80		
Outstanding options at December 31, 2006	631,589	10.65		
Granted	146,750	18.79		
Forfeited	(43,553)	15.82		
Exercised	(79,347)	6.84		
Outstanding options at December 31, 2007	655,439	12.59		
Granted	185,417	11.24		
Forfeited	(14,800)	10.29		
Exercised	(2,000)	6.00		
Outstanding options at December 31, 2008	824,056	$ 12.34	3.56 years	$ —
Exercisable at December 31, 2008	541,889	$ 11.45	3.36 years	$ —

Stock-based compensation totaled $582,000, $607,000, and $967,000 during 2008, 2007, and 2006, respectively. The intrinsic value of options exercised during 2008, 2007, and 2006, was approximately $6,000, $764,000, and $825,000, respectively. The total fair value of shares vested during 2008, 2007, and 2006 was approximately $489,000, $629,000, and $820,000, respectively. As of December 31, 2008, there was approximately $890,000 of total unrecognized stock-based compensation expense related to unvested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 2.35 years.

Information regarding options outstanding and exercisable at December 31, 2008 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 5.00 – $ 8.35	254,889	4.37	$ 6.35	234,889	$ 6.26
$10.00 – $11.79	162,417	3.83	$ 11.65	15,750	$ 11.72
$12.64 – $16.40	220,000	2.52	$ 14.35	195,000	$ 14.09
$17.51 – $19.49	186,750	3.23	$ 18.75	96,250	$ 18.75
	824,056	3.56	$ 12.34	541,889	$ 11.45

Warrants

We issued warrants to purchase 50,000 shares of common stock at an exercise price of $6.00 per share in connection with the issuance of a convertible note in 2002. These warrants were exercisable through May 2009. During 2006, warrants with respect to 15,000 shares were exercised using a net settlement feature contained in the warrant which resulted in 10,415 shares of common stock being issued. During 2007, the remaining 35,000 shares were exercised either in cash or using a net settlement feature contained in the warrant which resulted in the issuance of 25,955 shares of common stock.

In July 2004, we issued a warrant to purchase 200,000 shares of our common stock for $5.00 per share in connection with the execution of a $3.0 million convertible subordinated promissory note agreement. We recorded the value of the warrant at $200,000. In lieu of exercising the warrant for cash, the holder may elect to receive shares equal to the intrinsic value of the warrant. The warrant expires on the earlier of July 30, 2009 or a qualified public offering of the Company's common stock of which the gross proceeds are at least $25.0 million at a per share price of not less than $35.00.

14. Employee Benefit Plans

Defined Contribution Plan

During 2006, we established a voluntary defined contribution plan covering eligible employees as defined in the plan documents. Participating employees may elect to defer the receipt of a portion of their compensation, subject to applicable laws, and contribute such amount to one or more investment options. We currently match in cash a certain percentage of the employee contributions to the plan and also pay for related administrative expenses. Matching contributions made during 2008, 2007, and 2006 were approximately $126,000, $107,000 and $34,000, respectively.

Employee Stock Purchase Plan

During 2005, our Board of Directors and stockholders approved the 2005 Employee Stock Purchase Plan ("ESPP") and reserved 425,000 shares of common stock for issuance thereunder. The ESPP permits eligible employees to purchase common stock at a discount through payroll deductions up to 15 percent of employees' eligible earnings during the offering period. The purchase price per share at which shares of common stock are sold in an offering under the ESPP is equal to 95 percent of the fair market value of common stock on the last day of the applicable offering period. During 2008, 2007, and 2006, 18,113 shares, 5,183 shares, and 5,547 shares, respectively, were purchased under the ESPP.

15. Commitments and Contingencies

We lease restaurant and office facilities and certain real property under operating leases having terms expiring from 2011 to 2029. The restaurant leases primarily have renewal clauses of five years exercisable at the option of the Company and rent escalation clauses stipulating specific rent increases. We record deferred rent to recognize rent evenly over the initial lease term. Certain of these leases require the payment of contingent rentals based on a percentage of gross revenues above specified minimum amounts as defined in the respective lease agreement. The leases typically require us to pay our proportionate share of common area maintenance, property tax, insurance, and other occupancy-related costs.

Rent expense on all operating leases was as follows (in thousands):

	Year Ended December 31,		
	2008	**2007**	**2006**
Straight-line minimum base rent	$ 4,900	$ 4,127	$ 3,102
Contingent rent	123	376	280
Total rent	$ 5,023	$ 4,503	$ 3,382

At December 31, 2008, we had entered into lease agreements for certain restaurant facilities currently under construction or yet to be constructed. The following table does not include obligations related to renewal option periods even if it is reasonably assured that we will exercise the related option. Future minimum lease payments under operating leases at December 31, 2008, were as follows (in thousands):

2009	$ 6,023
2010	7,094
2011	7,337
2012	7,282
2013	7,304
Thereafter	34,845
Total minimum lease payments	$ 69,885

16. Litigation

We are engaged in various legal actions, which arise in the ordinary course of our business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of our management, based upon the information available at this time, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the results of operations or financial condition of the Company.

17. Quarterly Results of Operations (Unaudited)

The following table presents certain unaudited consolidated financial data for each of the four quarters in 2008 and 2007. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our annual financial statements and related notes. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter. Amounts are shown in thousands, except per share data.

	2008				2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Restaurant sales	$ 18,103	$ 19,685	$ 19,454	$ 18,573	$ 14,807	$ 18,605	$ 18,652	$ 17,457
(Loss) income from operations	(657)	(361)	(740)	(5,279)	(623)	385	592	(615)
(Loss) income from continuing operations	(562)	(348)	(733)	(5,354)	(487)	425	621	(694)
Loss from discontinued operations	(111)	(187)	(3,161)	(45)	(56)	(112)	(177)	(189)
Net (loss) income	(673)	(535)	(3,894)	(5,399)	(543)	313	444	(883)
Basic net (loss) income per share:								
Continuing operations	$ (0.08)	$ (0.05)	$ (0.11)	$ (0.82)	$ (0.08)	$ 0.07	$ 0.11	$ (0.11)
Discontinued operations	(0.02)	(0.03)	(0.49)	(0.01)	(0.01)	(0.02)	(0.03)	(0.03)
Net (loss) income	$ (0.10)	$ (0.08)	$ (0.60)	$ (0.83)	$ (0.09)	$ 0.05	$ 0.08	$ (0.14)
Diluted net (loss) income per share:								
Continuing operations	$ (0.08)	$ (0.05)	$ (0.11)	$ (0.82)	$ (0.08)	$ 0.07	$ 0.10	$ (0.11)
Discontinued operations	(0.02)	(0.03)	(0.49)	(0.01)	(0.01)	(0.02)	(0.03)	(0.03)
Net (loss) income	$ (0.10)	$ (0.08)	$ (0.60)	$ (0.83)	$ (0.09)	$ 0.05	$ 0.07	$ (0.14)
Weighted average shares used in computation:								
Basic	6,609	6,565	6,498	6,502	5,854	5,866	5,891	6,319
Diluted	6,609	6,565	6,498	6,502	5,854	6,233	6,238	6,319

18. Subsequent Event (Unaudited)

On March 6, 2009, we entered into a Note and Warrant Purchase Agreement (the "Agreement") with certain accredited investors whereby we sold $1.2 million aggregate principal amount of 10% unsecured subordinated notes ("Notes") and warrants ("Warrants") to purchase shares of our common stock. The Notes were sold to accredited investors pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"). The Notes, the Warrants, and the securities issuable upon exercise of the Warrants have not been registered under the Securities Act, and may not be sold, offered for sale, assigned, transferred, or otherwise disposed of, absent registration or an applicable exemption from registration under the Securities Act.

The principal and accrued interest outstanding under the Notes are due and payable upon the earlier of (i) September 2, 2009 or (ii) the closing of any offering of equity securities by the Company generating gross proceeds to the Company of at least $2.5 million. Interest on the Notes is payable on the last day of each month, commencing on April 30, 2009. We may prepay the principal and accrued interest outstanding under the Notes at anytime without penalty. The interest rate on the Notes will increase to 16% if the Notes are outstanding after maturity or upon any other event of default as specified in the Agreement.

For each $100,000 issued in Notes, we issued to the noteholder three-year warrants to purchase 10,000 shares of our common stock at an aggregate exercise price per share of $2.29, which was equal to 120% of the five-day average of the closing price of the Company's common stock during the five trading days prior to the date of issuance.

We intend to use the net proceeds from the offering to supplement our operating cash flows and fund capital expenditure requirements.

KONA GRILL®